UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month February 2016

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                  .                              .

Grifols, S.A.

Item		Sequential Page Number

1.	Consolidated Annual Accounts for the year ended December 31, 2015	3

This Form 6-K is hereby incorporated by reference into Grifols, S.A.’s registration statement on Form F-3 (Registration Number 333-188074) to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

2

Grifols, S.A. and subsidiaries Consolidated Annual Accounts 31 December 2015 Consolidated Directors' Report 2015 (With Consolidated Independent Auditors' Report Thereon) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version prevails.)

KPMG Auditores, S.L Torre Realia Placa d'Europa, 41 08908 L'Hospitalet de Llobregat Barcelona Independent Auditor's Report on tbe Consolidated Annual Accounts (Translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails.) To the Shareholders of Grifols, S.A. Report on tbe consolidated annual accounts We have audited the accompanying consolidated annual accounts ofGrifols, S.A. (the "Company") and its subsidiaries (the "Group"), which comprise the consolidated balance sheet at 31 December 2015 and the consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, and consolidated notes. .· Directors' responsibility for the consolidated annual accounts The Company's Directors are responsible for the preparation of the accompanying consolidated annual accounts in such a way that they present fairly the consolidated equity, consolidated financial position and consolidated financial performance ofGrifols, S.A. and subsidiaries in accordance with International Financial Reporting Standards as adopted by the European Union (IFRS-EU) and other provisions of the financial reporting framework applicable to the Group in Spain, and for such internal control that they determine is necessary to enable the preparation of consolidated annual accounts that are free from material misstatement, whether due to fraud or error. Auditor's responsibility Our responsibility is to express an opinion on these consolidated annual accounts based on our audit. We conducted our audit in accordance with prevailing legislation regulating the audit of accounts in Spain. This legislation requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated annual accounts are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated annual accounts. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the consolidated annual accounts, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the preparation of the consolidated annual accounts by the company's directors in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated annual accounts taken as a whole. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion. KPMG Auditores S.l.,11 mited liability Spanish company end a member firm of tha KPMG network of independent member firms afliliatod wi1h KPMG lntema1ional Coopera1iva I"KPMG lntamational·l. a Swiss entitv. Reg. Mot Madrid, T.11.961, f.90, Sec. 8, H. M -188.007, lnscrip. 9 N.l.f. B-78510153

2 Opinion In our opinion, the accompanying consolidated annual accounts present fairly, in all material respects, the consolidated equity and consolidated financial position ofGrifols, S.A. and subsidiaries at 31 December 2015 and their consolidated financial performance and consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union and other provisions of the financial reporting framework applicable in Spain. Report on other legal and regulatory requirements The accompanying consolidated directors' report for 2015 contains such explanations as the Directors of Grifols, S.A. consider relevant to the situation of the Group, its business performance and other matters, and is not an integral part of the consolidated annual accounts. We have verified that the accounting information contained therein is consistent with that disclosed in the consolidated annual accounts for 2015. Our work as auditors is limited to the verification of the consolidated directors' report within the scope described in this paragraph and does not include a review of information other than that obtained from the accounting records of Grifols, S.A. and subsidiaries. KPMG Auditores, S.L. (Signed on the original in Spanish) Bernardo RUcker-Embden 26 February 2016

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Annual Accounts 31 December 2015 and 2014 SUMMARY (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) x Consolidated financial statements ƒ ƒ ƒ ƒ ƒ Notes (1) (2) (3) (4) (5) (6) (7) (8) (9) Consolidated Balance Sheets Consolidated Statement of Profit or Loss Consolidated Statements of Comprehensive Income Consolidated Statements of Cash Flows Consolidated Statements of Changes in Equity x Nature, Principal Activities and Subsidiaries Basis of Presentation Business Combinations Significant Accounting Policies Financial Risk Management Policy Segment Reporting Goodwill Other Intangible Assets Property, Plant and Equipment Equity Accounted Investees Financial Assets Inventories Trade and Other Receivables Cash and Cash Equivalents Equity Earnings per Share Non-Controlling Interests Grants Provisions Financial Liabilities Trade and Other Payables Other Current Liabilities Net Revenues Personnel Expenses Expenses by Nature Finance Result Taxation Operating Leases Other Commitments with Third Parties and Other Contingent Liabilities Financial Instruments Balances and Transactions with Related Parties Environmental Issues Other Information Events After the Reporting Period (10) (11) (12) (13) (14) (15) (16) (17) (18) (19) (20) (21) (22) (23) (24) (25) (26) (27) (28) (29) (30) (31) (32) (33) (34)

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Annual Accounts 31 December 2015 and 2014 SUMMARY (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) xAppendices ƒ Appendix IInformation on Group Companies, Associates and Others Appendix II Operating Segments ƒ ƒ ƒ ƒ Appendix III Appendix IV Appendix V Changes in Other Intangible Assets Movement in Property, Plant and Equipment Statement of Liquidity for Distribution of Interim Dividend

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Annual Accounts

31 December 2015 and 2014

SUMMARY

- **Appendices**

  - Appendix I Information on Group Companies, Associates and Others
  - Appendix II Operating Segments
  - Appendix III Changes in Other Intangible Assets
  - Appendix IV Movement in Property, Plant and Equipment
  - Appendix V Statement of Liquidity for Distribution of Interim Dividend

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Balance Sheets at 31 December 2015 and 2014 (Expressed in thousands of Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Assets 31/12/15 31/12/14 Goodwill (note 7) Other intangible assets (note 8) Property, plant and equipment (note 9) Investments in equity-accounted investees (note 10) Non-current financial assets (note 11) Deferred tax assets (note 27) 3,532,359 1,161,572 1,644,402 76,728 30,388 66,794 3,174,732 1,068,361 1,147,782 54,296 9,011 82,445 Total non-current assets 6,512,243 5,536,627 Inventories (note 12) Trade and other receivables Trade receivables Other receivables Current income tax assets 1,431,391 1,194,057 362,406 60,520 500,785 35,370 60,270 79,593 Trade and other receivables (note 13) Other current financial assets (note 11) Other current assets Cash and cash equivalents (note 14) 483,196 1,294 31,091 1,142,500 615,748 502 23,669 1,079,146 Total current assets 3,089,472 2,913,122 Total assets 9,601,715 8,449,749 The accompanying notes form an integral part of the consolidated annual accounts.

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Balance Sheets
at 31 December 2015 and 2014

(Expressed in thousands of Euros)

Assets	31/12/15	31/12/14
Goodwill (note 7)	3,532,359	3,174,732
Other intangible assets (note 8)	1,161,572	1,068,361
Property, plant and equipment (note 9)	1,644,402	1,147,782
Investments in equity-accounted investees (note 10)	76,728	54,296
Non-current financial assets (note 11)	30,388	9,011
Deferred tax assets (note 27)	66,794	82,445
Total non-current assets	**6,512,243**	**5,536,627**
Inventories (note 12)	1,431,391	1,194,057
Trade and other receivables		
Trade receivables	362,406	500,785
Other receivables	60,520	35,370
Current income tax assets	60,270	79,593
Trade and other receivables (note 13)	483,196	615,748
Other current financial assets (note 11)	1,294	502
Other current assets	31,091	23,669
Cash and cash equivalents (note 14)	1,142,500	1,079,146
Total current assets	**3,089,472**	**2,913,122**
Total assets	**9,601,715**	**8,449,749**

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Balance Sheets at 31 December 2015 and 2014 (Expressed in thousands of Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Equity and liabilities 31/12/15 31/12/14 Share capital Share premium Reserves Treasury stock Interim dividend Profit for the year attributable to the Parent Total equity Cash flow hedges Other comprehensive Income Translation differences Other comprehensive expenses 119,604 910,728 1,371,061 (58,575) (119,615) 119,604 910,728 1,088,337 (69,252) (85,944) 532,145 470,253 2,755,348 3,329 3,035 2,433,726 (15,811) (406) 534,491 240,614 540,855 224,397 Equity attributable to the Parent (note 15) Non-controlling interests (note 17) 3,296,203 5,187 2,658,123 4,765 Total equity 3,301,390 2,662,888 Liabilities Grants (note 18) Provisions (note 19) Non-current financial liabilities (note 20) Deferred tax liabilities (note 27) 13,120 4,980 4,597,654 631,565 6,781 6,953 4,154,630 538,786 Total non-current liabilities 5,247,319 4,707,150 Provisions (note 19) Current financial liabilities (note 20) Debts with associates (note 31) Trade and other payables Suppliers Other payables Current income tax liabilities Total trade and other payables (note 21) Other current liabilities (note 22) 123,049 262,497 443 115,985 194,726 3,059 409,986 106,171 439,631 90,965 16,196 87,462 532,353 134,664 618,058 147,883 Total current liabilities 1,053,006 1,079,711 Total liabilities 6,300,325 5,786,861 Total equity and liabilities 9,601,715 8,449,749 The accompanying notes form an integral part of the consolidated annual accounts.

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Balance Sheets
at 31 December 2015 and 2014

(Expressed in thousands of Euros)

Equity and liabilities	31/12/15	31/12/14
Share capital	119,604	119,604
Share premium	910,728	910,728
Reserves	1,371,061	1,088,337
Treasury stock	(58,575)	(69,252)
Interim dividend	(119,615)	(85,944)
Profit for the year attributable to the Parent	532,145	470,253
Total equity	2,755,348	2,433,726
Cash flow hedges	3,329	(15,811)
Other comprehensive Income	3,035	(406)
Translation differences	534,491	240,614
Other comprehensive expenses	540,855	224,397
Equity attributable to the Parent (note 15)	**3,296,203**	**2,658,123**
Non-controlling interests (note 17)	5,187	4,765
Total equity	**3,301,390**	**2,662,888**
Liabilities		
Grants (note 18)	13,120	6,781
Provisions (note 19)	4,980	6,953
Non-current financial liabilities (note 20)	4,597,654	4,154,630
Deferred tax liabilities (note 27)	631,565	538,786
Total non-current liabilities	**5,247,319**	**4,707,150**
Provisions (note 19)	123,049	115,985
Current financial liabilities (note 20)	262,497	194,726
Debts with associates (note 31)	443	3,059
Trade and other payables		
Suppliers	409,986	439,631
Other payables	106,171	90,965
Current income tax liabilities	16,196	87,462
Total trade and other payables (note 21)	532,353	618,058
Other current liabilities (note 22)	134,664	147,883
Total current liabilities	**1,053,006**	**1,079,711**
Total liabilities	**6,300,325**	**5,786,861**
Total equity and liabilities	**9,601,715**	**8,449,749**

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Statements of Profit or Loss for the years ended 31 December 2015, 2014 and 2013 (Expressed in thousands of Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 31/12/15 31/12/14 31/12/13 Continuing Operations Net revenue (notes 6 and 23) Cost of sales Gross Profit Research and Development Selling, General and Administration expenses Operating Expenses Operating Result Finance income Finance costs Change in fair value of financial instruments Impairment and gains /(losses) on disposal of financial instruments Exchange differences 3,934,563 (2,003,565) 3,355,384 (1,656,170) 2,741,732 (1,323,880) 1,930,998 (224,193) (736,435) 1,699,214 (180,753) (660,772) 1,417,852 (123,271) (558,461) (960,628) 970,370 5,841 (240,335) (25,206) (841,525) 857,689 3,069 (225,035) (20,984) (681,732) 736,120 4,869 (239,991) (1,786) (5) (18,472) 792 (1,303) --(12,140) Finance result (note 26) (271,840) (261,427) (237,419) Share of losses of equity accounted investees (note 10) Profit before income tax from continuing operations Income tax expense (note 27) Profit after income tax from continuing operations Consolidated profit for the year Profit attributable to the Parent Loss attributable to non-controlling interest (note 17) (8,280) (6,582) (1,165) 690,250 (158,809) 589,680 (122,597) 497,536 (155,482) 531,441 531,441 532,145 (704) 467,083 467,083 470,253 (3,170) 342,054 342,054 345,551 (3,497) Basic earnings per share (Euros) (see note 16) Diluted earnings per share (Euros) (see note 16) 0.78 0.78 0.69 0.69 0.51 0.51 The accompanying notes form an integral part of the consolidated annual accounts.

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Statements of Comprehensive Income for the years ended 31 December 2015, 2014 and 2013 (Expressed in thousands of Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 31/12/15 31/12/14 31/12/13 Consolidated profit for the year Items for reclassification to profit or loss 531,441 467,083 342,054 Translation differences Equity accounted investees (note 10) Cash flow hedges - effective part of changes in fair value Cash flow hedges - amounts taken to profit or loss Other comprehensive income Tax effect Other comprehensive income for the year, after tax 290,635 2,673 55,305 (25,206) 4,575 (12,093) 303,077 1,287 34,556 (20,711) --(3,865) (91,610) (359) 22,943 (11,471) --(4,227) 315,889 314,344 (84,724) Total comprehensive income for the year 847,330 781,427 257,330 Total comprehensive income attributable to the Parent 848,603 784,337 261,509 Total comprehensive expense attributable to the non-controlling interests (1,273) (2,910) (4,179) The accompanying notes form an integral part of the consolidated annual accounts.

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Statements of Cash Flows for the years ended 31 December 2015, 2014 and 2013 (Expressed in thousands of Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 31/12/15 31/12/14 31/12/13 Cash flows from operating activities Profit before tax Adjustments for: Amortisation and depreciation (note 25) Other adjustments: (Profit) / losses on equity accounted investments (note 10) Exchange gains Impairment of assets and net provision charges (Profit) / losses on disposal of fixed assets Government grants taken to income Finance cost / (income) Other adjustments Change in operating assets and liabilities Change in inventories Change in trade and other receivables Change in current financial assets and other current assets Change in current trade and other payables Other cash flows used in operating activities Interest paid Interest recovered Income tax (paid) / received Net cash from operating activities Cash flows from investing activities 690,250 460,564 189,755 270,809 8,280 --(564) 6,721 (1,854) 256,129 2,097 (77,058) (120,641) 144,405 (5,565) (95,257) (330,978) (171,380) 4,316 589,680 501,233 189,472 311,761 6,582 --(21,388) 8,711 (704) 233,954 84,606 95,281 (97,023) 26,900 (2,506) 167,910 (207,266) (175,524) 3,401 497,536 347,853 128,469 219,384 1,165 1,303 4,611 4,689 (1,130) 228,308 (19,562) 40,332 17,277 (35,694) (2,612) 61,361 (293,710) (157,880) 5,423 (163,914) (35,143) (141,253) 742,778 978,928 592,011 Payments for investments Group companies and business units (notes 3 and 2 (c)) Property, plant and equipment and intangible assets Property, plant and equipment Intangible assets Other financial assets Proceeds from the sale of investments Property, plant and equipment (647,417) (58,609) (567,020) (522,587) (44,433) (21,788) 14,307 14,307 (1,535,527) (1,234,952) (287,039) (235,894) (51,145) (13,536) 14,423 14,423 (252,827) (69,172) (172,849) (138,460) (34,389) (10,806) 16,793 16,793 Net cash used in investing activities Cash flows from financing activities (633,110) (1,521,104) (236,034) Proceeds from and payments for equity instruments Issue Payments for treasury stock (note 15 (d)) Sales of treasury stock (note 15 (d)) Proceeds from and payments for financial liability instruments Issue Redemption and repayment Dividends and interest on other equity instruments Dividends paid Dividends received Other cash flows from / (used in) financing activities Financing costs included on the amortised costs of the debt Other amounts from / (used in) financing activities Net cash from/(used in) financing activities Effect of exchange rate fluctuations on cash Net increase in cash and cash equivalents Cash and cash equivalents at beginning of the year Cash and cash equivalents at year end 12,695 --(58,457) 71,152 28,953 178,686 (149,733) (216,772) (221,772) 5,000 17,086 --(69,252) --(69,252) --1,226,339 5,197,142 (3,970,803) (156,007) (156,007) --(159,962) (183,252) 35,221 20,461 (120,429) 135,189 (79,413) 53,507 (132,920) (69,138) (70,062) 924 8,184 --17,086 23,290 8,184 (158,038) 111,724 63,354 1,079,146 1,142,500 841,118 71,427 370,369 708,777 1,079,146 (105,146) (15,381) 235,450 473,327 708,777 The accompanying notes form an integral part of the consolidated annual accounts.

GRIFOLS, S.A. AND SUBSIDIARIES

(Expressed in thousands of Euros)

	31/12/15	31/12/14	31/12/13
Cash flows from operating activities			
Profit before tax	**690,250**	**589,680**	**497,536**
Adjustments for:	**460,564**	**501,233**	**347,853**
Amortisation and depreciation (note 25)	189,755	189,472	128,469
Other adjustments:	270,809	311,761	219,384
(Profit) / losses on equity accounted investments (note 10)	8,280	6,582	1,165
Exchange gains	--	--	1,303
Impairment of assets and net provision charges	(564)	(21,388)	4,611
(Profit) / losses on disposal of fixed assets	6,721	8,711	4,689
Government grants taken to income	(1,854)	(704)	(1,130)
Finance cost / (income)	256,129	233,954	228,308
Other adjustments	2,097	84,606	(19,562)
Change in operating assets and liabilities	**(77,058)**	**95,281**	**40,332**
Change in inventories	(120,641)	(97,023)	17,277
Change in trade and other receivables	144,405	26,900	(35,694)
Change in current financial assets and other current assets	(5,565)	(2,506)	(2,612)
Change in current trade and other payables	(95,257)	167,910	61,361
Other cash flows used in operating activities	**(330,978)**	**(207,266)**	**(293,710)**
Interest paid	(171,380)	(175,524)	(157,880)
Interest recovered	4,316	3,401	5,423
Income tax (paid) / received	(163,914)	(35,143)	(141,253)
Net cash from operating activities	**742,778**	**978,928**	**592,011**
Cash flows from investing activities			
Payments for investments	**(647,417)**	**(1,535,527)**	**(252,827)**
Group companies and business units (notes 3 and 2 (c))	(58,609)	(1,234,952)	(69,172)
Property, plant and equipment and intangible assets	(567,020)	(287,039)	(172,849)
Property, plant and equipment	(522,587)	(235,894)	(138,460)
Intangible assets	(44,433)	(51,145)	(34,389)
Other financial assets	(21,788)	(13,536)	(10,806)
Proceeds from the sale of investments	**14,307**	**14,423**	**16,793**
Property, plant and equipment	14,307	14,423	16,793
Net cash used in investing activities	**(633,110)**	**(1,521,104)**	**(236,034)**
Cash flows from financing activities			
Proceeds from and payments for equity instruments	12,695	(69,252)	35,221
Issue	--	--	20,461
Payments for treasury stock (note 15 (d))	(58,457)	(69,252)	(120,429)
Sales of treasury stock (note 15 (d))	71,152	--	135,189
Proceeds from and payments for financial liability instruments	28,953	1,226,339	(79,413)
Issue	178,686	5,197,142	53,507
Redemption and repayment	(149,733)	(3,970,803)	(132,920)
Dividends and interest on other equity instruments	(216,772)	(156,007)	(69,138)
Dividends paid	(221,772)	(156,007)	(70,062)
Dividends received	5,000	--	924
Other cash flows from / (used in) financing activities	17,086	(159,962)	8,184
Financing costs included on the amortised costs of the debt	--	(183,252)	--
Other amounts from / (used in) financing activities	17,086	23,290	8,184
Net cash from/(used in) financing activities	**(158,038)**	**841,118**	**(105,146)**
Effect of exchange rate fluctuations on cash	**111,724**	**71,427**	**(15,381)**
Net increase in cash and cash equivalents	**63,354**	**370,369**	**235,450**
Cash and cash equivalents at beginning of the year	**1,079,146**	**708,777**	**473,327**
Cash and cash equivalents at year end	**1,142,500**	**1,079,146**	**708,777**

GRIFOLS, S.A. AND SUBSIDIARIES Statement of Changes in Consolidated Equity for the years ended 31 December 2015, 2014 and 2013 (Expressed in thousands of Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Attributable to shareholders of the Parent Accumulated other comprehensive income Equity attributable to Parent Profit attributable to Parent Share capital Share premium Interim dividend Treasury stock Translation differences Other comprehensive income Cash flow hedges Non-controlling interests Reserves Equity Balances at 31 December 2012 117,882 890,355 620,144 256,686 --(3,060) 27,797 --(33,036) 1,876,768 3,973 1,880,741 Translation differences Cash flow hedges ---- ---- ---- ---- ---- ---- (91,287) ---- ---- 7,245 (91,287) 7,245 (682) --(91,969) 7,245 Other comprehensive income for the year ---- ---- ---- (91,287) --7,245 (84,042) (682) (84,724) Profit/(loss) for the year ---- --345,551 ---- ---- --345,551 (3,497) 342,054 Total comprehensive income / (expense) for the year ---- --345,551 ---- (91,287) --7,245 261,509 (4,179) 257,330 Net change in treasury stock (note 15 (d)) Capital increase January 2013 (note 15 (a)) Capital increase April 2013 (note 15 (a)) --1,633 89 ---- 20,373 11,806 (1,665) (375) ---- ---- ---- 3,060 ---- ---- ---- ---- ---- --14,866 (32) 20,087 ---- --14,866 (32) 20,087 Acquisition of non-controlling interests (note 15 (c)) ---- (2,800) ---- ---- ---- (2,800) 2,895 95 Acquisition of non-controlling interests in investees Other changes Interim dividend ---- ---- ---- --2 924 ---- ---- --(68,755) ---- ---- ---- ---- ---- ---- --2 (67,831) 1,712 1,541 --1,712 1,543 (67,831) Distribution of 2012 profit Reserves Dividends (Class B shares) ---- ---- 255,379 --(255,379) (1,307) ---- ---- ---- ---- ---- --(1,307) ---- --(1,307) Operations with shareholders or owners 1,722 20,373 263,271 (256,686) (68,755) 3,060 ---- --(37,015) 6,148 (30,867) Balance at 31 December 2013 119,604 910,728 883,415 345,551 (68,755) --(63,490) --(25,791) 2,101,262 5,942 2,107,204 Translation differences ---- ---- ---- 304,104 ---- 304,104 260 304,364 Cash flow hedges Other comprehensive income ---- ---- ---- ---- ---- ---- ---- --(406) 9,980 --9,980 (406) ---- 9,980 (406) Other comprehensive expense for the year ---- ---- ---- 304,104 (406) 9,980 313,678 260 313,938 Profit/(loss) for the year ---- --470,253 ---- ---- --470,253 (3,170) 467,083 Total comprehensive income / (expense) for the year ---- --470,253 ---- 304,104 (406) 9,980 783,931 (2,910) 781,021 Net change in treasury stock (note 15 (d)) Acquisition of non-controlling interests (note 15 (c)) Other changes Interim dividend Distribution of 2013 profit Reserves Dividends Interim dividend ---- ---- ---- ---- --(1,706) (105) ---- ---- ---- ---- (85,944) (69,252) ---- ---- ---- ---- ---- ---- ---- --(69,252) (1,706) (105) (85,944) --1,740 (7) --(69,252) 34 (112) (85,944) ---- ---- ---- 275,488 --(68,755) (275,488) (70,063) ---- --68,755 ---- ---- ---- ---- ---- ---- --(70,063) ---- ---- (70,063) --Operations with shareholders or owners ---- 204,922 (345,551) (17,189) (69,252) ---- --(227,070) 1,733 (225,337) Balance at 31 December 2014 119,604 910,728 1,088,337 470,253 (85,944) (69,252) 240,614 (406) (15,811) 2,658,123 4,765 2,662,888 Translation differences ---- ---- ---- 293,877 ---- 293,877 (569) 293,308 Cash flow hedges (note 15 (f)) ---- ---- ---- ---- 19,140 19,140 --19,140 Other comprehensive income ---- ---- ---- --3,441 --3,441 --3,441 Other comprehensive income / (expense) for the year ---- ---- ---- 293,877 3,441 19,140 316,458 (569) 315,889 Profit/(loss) for the year ---- --532,145 ---- ---- --532,145 (704) 531,441 Total comprehensive income / (expense) for the year ---- --532,145 ---- 293,877 3,441 19,140 848,603 (1,273) 847,330 Net change in treasury stock (note 15 (d)) Acquisition of non-controlling interests (note 15 (c)) Other changes Interim dividend Distribution of 2014 profit Reserves Dividends Interim dividend ---- ---- ---- ---- 2,018 (1,770) 324 ---- ---- ---- ---- (119,615) 10,677 ---- ---- ---- ---- ---- ---- ---- --12,695 (1,770) 324 (119,615) --1,767 (72) --12,695 (3) 252 (119,615) ---- (102,157) ---- ---- ---- --368,096 --(85,944) (368,096) (102,157) ---- --85,944 ---- ---- ---- ---- ---- ---- --(102,157) ---- ---- Operations with shareholders or owners ---- 282,724 (470,253) (33,671) 10,677 ---- --(210,523) 1,695 (208,828) Balance at 31 December 2015 119,604 910,728 1,371,061 532,145 (119,615) (58,575) 534,491 3,035 3,329 3,296,203 5,187 3,301,390 The accompanying notes form an integral part of the consolidated annual accounts.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(1)         Nature, Principal Activities and Subsidiaries

Grifols, S.A. (hereinafter the Company) was incorporated with limited liability under Spanish law on 22 June 1987. Its registered and tax offices are in Barcelona. The Company’s statutory activity consists of providing corporate and business administrative, management and control services, as well as investing in assets and property. Its principal activity involves rendering administrative, management and control services to its subsidiaries.

On 17 May 2006 the Company completed its flotation on the Spanish securities market, which was conducted through the public offering of 71,000,000 ordinary shares of Euros 0.50 par value each and a share premium of Euros 3.90 per share. The total capital increase (including the share premium) amounted to Euros 312.4 million, equivalent to a price of Euros 4.40 per share.

The Company’s shares were floated on the Spanish stock exchange IBEX-35 index on 2 January 2008.

All of the Company’s shares are listed on the Barcelona, Madrid, Valencia and Bilbao securities markets and on the Spanish Automated Quotation System (SIBE/Continuous Market). On 2 June 2011, Class B non-voting shares were listed on the NASDAQ (USA) and on the Spanish Automated Quotation System (SIBE/Continuous Market).

Grifols, S.A. is the Parent of the subsidiaries listed in Appendix I of this note to the consolidated annual accounts.

Grifols, S.A. and subsidiaries (hereinafter the Group) act on an integrated basis and under common management and their principal activity is the procurement, manufacture, preparation and sale of therapeutic products, especially haemoderivatives.

The main factory locations of the Group’s Spanish companies are in Parets del Vallés (Barcelona) and Torres de Cotilla (Murcia), while the US companies are located in Los Angeles, (California, USA), Clayton (North Carolina, USA) and Emeryville (San Francisco, USA).

(2)         Basis of Presentation

The consolidated annual accounts have been prepared on the basis of the accounting records of Grifols, S.A. and of the Group companies. The consolidated annual accounts for 2015 have been prepared under International Financial Reporting Standards as adopted by the European Union (IFRS-EU) which for Grifols Group purposes, are identical to the standards as endorsed by the International Accounting Standard Board (IFRS-IASB) to present fairly the consolidated equity and consolidated financial position of Grifols, S.A. and subsidiaries at 31 December 2015, as well as the consolidated results from their operations, consolidated cash flows and consolidated changes in equity for the year then ended.

These consolidated annual accounts for 2015 show comparative figures for 2014 and voluntarily show figures for 2013 from the consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows and their corresponding notes thereto.

The Group adopted IFRS-EU for the first time on 1 January 2004 and has been preparing its annual accounts under International Financial Reporting Standards, as adopted by the European Union (IFRS-EU) as required by capital market regulations governing the presentation of financial statements by companies whose debt or own equity instruments are listed on a regulated market.

The Board of Directors of Grifols, S.A. authoriszd these consolidated annual accounts for issue at their meeting held on 26 February 2016 without any modifications.

In accordance with the provision of section 357 of the Irish Companies Act Law 2014, the Company has irrevocably guaranteed all liabilities of an Irish subsidiary undertaking, Grifols Worldwide Operations Limited (Ireland) (see Appendix I), for the financial year ended 31 December 2015 as referred to in subsection 1(b) of that Act, for the purposes of enabling Grifols Worldwide Operations Limited to claim exemption from the requirement to file their own financial statements in Ireland.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(a)         Relevant accounting estimates, assumptions and judgments used when applying accounting principles

The preparation of the consolidated annual accounts in conformity with IFRS-EU requires management to make judgments, estimates and assumptions that affect the application of Group accounting policies. The following notes include a summary of the relevant accounting estimates and judgments used to apply accounting policies which have the most significant effect on the amounts recognized in the consolidated annual accounts.

•                      The assumptions used for calculation of the fair value of financial instruments, in particular, financial derivatives. Financial derivatives are measured based on observable market data (level 2 of fair value hierarchy) (see notes 4(k) and 30). The Senior Unsecured Notes and senior secured debt are valued at their quoted price in active markets (level 1 in the fair value hierarchy). Regarding the valuation of derivative instruments, the selection of the appropriate data within the alternatives requires the use of judgment in qualitative factors such as, which methodology and valuation models are used, and in quantitative factors, data required to be included within the chosen models.

•                      The assumptions used to test non-current assets and goodwill for impairment. Relevant cash generating units are tested annually for impairment. These are based on risk-adjusted future cash flows discounted using appropriate interest rates. The key assumptions used are specified in note 7. Assumptions relating to risk-adjusted future cash flows and discount rates are based on business forecasts and are therefore inherently subjective. Future events could cause a change in business forecasts, with a consequent adverse effect on the future results of the Group. To the extent considered a reasonably possible change in key assumptions could result in an impairment of goodwill, a sensitivity analysis has been disclosed to show the effect of changes to these assumptions and the effect of the cash generating unit (CGU) on the recoverable amount.

•                      Useful lives of property, plant and equipment and intangible assets. The estimated useful lives of each category of property, plant and equipment and intangible assets are set out in notes 4(g) and 4(h). Although estimates are calculated by the Company’s management based on the best information available at 31 December 2015, future events may require changes to these estimates in subsequent years. Given the large number of individual items of property, plant and equipment it is not considered likely that a reasonably possible change in the assumptions would lead to a material adverse effect. Potential changes to the useful lives of intangible assets are mainly related to the currently marketed products and the useful lives will depend on the life cycle of the same. No significant changes to useful lives are expected. Adjustments made in subsequent years are recognized prospectively.

•                      Evaluation of the effectiveness of hedging derivatives. The key assumption relates to the measurement of the effectiveness of the hedge. Hedge accounting is only applicable when the hedge is expected to be highly effective at the inception of the hedge and, in subsequent years, in achieving offsetting changes in fair value or cash flows attributable to the hedged risk, throughout the period for which the hedge was designated (prospective analysis) and the actual effectiveness, which can be reliably measured, is within a range of 80%-125% (retrospective analysis) (see notes 4(l), 15(f) and 30).

•                      Evaluation of the nature of leases (operating or finance). The Group analyses the conditions of the lease contracts at their inception in order to conclude if the risks and rewards have been transferred (see note 4(j) and 9(c)). If the lease contract is renewed or amended the Group conducts a new evaluation.

•                      Assumptions used to determine the fair value of assets, liabilities and contingent liabilities related to business combinations. Details of the fair value methods used by the Group are provided in note 3.

•                      Evaluation of the capitalization of development costs (see note 4(h)). The key assumption is related to the estimation of sufficient future economic benefits of the projects.

•                      Evaluation of provisions and contingencies. Key assumptions relate to the evaluation of the likelihood of an outflow of resources due to a past event, as well as to the evaluation of the best estimate of the likely outcome. These estimates take into account the specific circumstances of each dispute and relevant

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

external advice and therefore are inherently subjective and could change substantially over time as new facts arise and each dispute progresses. Details of the status of various uncertainties involved in significant unresolved disputes are set out in note 29.

•                      Evaluation of the recoverability of receivables from public entities in countries facing liquidity problems, specifically in Italy, Greece, Portugal and Spain. The key assumption is the estimation of the amounts expected to be collected from these public entities (see notes 5 and 30).

•                      Evaluation of the recoverability of tax credits, including tax loss carryforwards and rights for deductions. Deferred tax assets are recognized to the extent that future taxable profits will be available against which the temporary differences can be utilised, based on management’s assumptions relating to the amount and timing of future taxable profits (see notes 4(t) and 27).

No changes have been made to prior year judgments relating to existing uncertainties.

The Group is also exposed to interest rate and currency risks. Refer to sensitivity analysis in note 30.

Grifols management does not consider that there are any assumptions or causes for uncertainty in the estimates which could imply a significant risk of material adjustments arising in the next financial year.

(b)         Basis of consolidation

Appendix I shows details of the percentages of direct or indirect ownership of subsidiaries by the Company at 31 December 2015, 2014 and 2013, as well as the consolidation method used in each case for preparation of the accompanying consolidated annual accounts.

Subsidiaries in which the Company directly or indirectly owns the majority of equity or voting rights have been fully consolidated. Associates in which the Company owns between 20% and 50% of share capital and over which it has no control but does have significant influence, have been accounted for under the equity method.

Although the Group holds 30% of the shares with voting rights of Grifols Malaysia Sdn Bhd, it controls the majority of the economic and voting rights of Grifols Malaysia Sdn Bhd through a contract with the other shareholder and a pledge on its shares. As a consequence it has been fully consolidated.

Grifols (Thailand) Ltd. has two classes of shares and it grants the majority of voting rights to the class of shares held by the Group. As a consequence it has been fully consolidated.

Changes in subsidiaries

On 9 February 2015 the Group acquired 100% of the assets of Gripdan Invest, S.L for Euros 46 million in the form of a cash payment.

Effective 1 January 2015:

•                 Plasmacare, Inc and Biomat USA, Inc entered into a merger agreement, the surviving company beingBiomat USA, Inc.

•                 Proteomika, S.L.U. and Progenika Biopharma, S.A entered into a merger agreement, the surviving company being Progenika Biopharma, S.A.

•                 Arrahona Optimus, S.L and Grifols, S.A entered into a merger agreement, the surviving company being Grifols, S.A.

In May 2014 and July 2015 Araclon Biotech S.L carried out two share capital increases of Euros 7 million and Euros 6 million, respectively. After these capital increases Grifols interest rises to 70.83% in 2015 (see note 15 (c)).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

On 14 February 2014 and 16 November 2015, the Group company Gri-Cel, S.A,  which is the affiliate that centralizes the Company’s investments in R&D companies and projects in fields of medicine other than its core business, subscribed both share capital increases in the capital of VCN Bioscience, S.L of Euros 700 thousand and Euros 2,549 thousand, respectively. After this capital increase, Grifols interest rises to 68,01% in 2015 (see note 3(a)).

In 2014 Grifols incorporated the following companies:

•                 Grifols Worldwide Operations USA, Inc. (USA)

•                 Grifols Japan K.K. (Japan)

•                 Grifols India Healthcare Private Ltd. (India)

On 9 January 2014 the Group acquired the transfusion medicine and immunology Diagnostic unit of the Swiss company Novartis International AG for approximately US Dollars 1,653 million (Euros 1,215 million) (see note 3(b)).

In 2013 Grifols incorporated the following companies:

•                 Grifols Diagnostic Solutions, Inc. (USA)

•                 Grifols Switzerland AG (Switzerland)

•                 Grifols Pharmaceutical Consulting (Shanghai) Co. Ltd (China)

•                 Grifols Worldwide Operations, Ltd (Ireland)

On 27 February 2013 the Group acquired shares representing 60% of the economic and voting rights (56.1% after Ekarpen capital increase) of the Spanish biotechnology group of companies headed by Progenika Biopharma, S.A. (hereinafter Progenika) for an amount of Euros 37,010 thousand (see note 3(c)).

During the second half of 2013 Talecris Biotherapeutics Overseas Services, Corp. was wound up. The assets and liabilities of these companies have been integrated into Grifols Therapeutics, Inc.

Changes in associates and joint control

On March 4, 2015, the Group acquired 47.58% of the equity of Alkahest, Inc. (“Alkahest”) for Euros 33 million (US Dollar 37.5 million) in the form of a cash payment in exchange for 47.58% of Alkahest’s shares following the closing of the transaction. In addition Grifols will provide a further payment of US Dollar 12.5 million as collaboration fees and fund the development of plasma-based products, which may be commercialized by the Group throughout the world. Alkahest will receive milestone payments and royalties on sales of such products by Grifols. This investment has been accounted for using the equity method.

On 19 September 2014 the Group subscribed to a share capital increase of the company Kiro Robotics, S.L. (“Kiro Robotics”) for an amount of Euros 21 million, which represents 50% of the voting and economic rights of Kiro Robotics. The capital increase was paid by means of a monetary contribution (see note 10). This investment has been accounted for using the equity method.

On 19 November 2013, the Group company Gri-Cel, S.A., which is the affiliate that centralises the Company’s investments in R&D companies and projects in fields of medicine other than its core business, acquired 21.30% of TiGenix N.V. for a total of Euros 12,443 thousand. This investment has been accounted for using the equity method. During 2015 two capital increases have been carried out by TiGenix, N.V. Both share capital increases at TiGenix, N.V resulted in a dilution of the Group’s percentage stake to 19,28%. Despite the investment reduction, the Group still maintains significant influence considering that it has subscribed the convertible bonds.

On 20 May 2013 the Group announced the signing of a worldwide exclusive licensing agreement with Aradigm Corporation to develop and commercialise Pulmaquin and Lipoquin, on the condition that Grifols, S.A. would participate in the capital increase.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

On 27 August 2013 the Group acquired a 35% interest in Aradigm Corporation for a total of US Dollars 26 million (Euros 20.6 million) and, therefore, the exclusive worldwide licensing agreement to develop and commercialise Pulmaquin and Lipoquin became effective (see note 10). All shares have the same voting and economic rights. This investment has been accounted for using the equity method.

(c)          Amendments to IFRS in 2015, 2014 and 2013

In accordance with IFRS, the following should be noted in connection with the scope of application of IFRS and the preparation of these consolidated annual accounts of the Group.

Effective date in 2013

Mandatory application for annual periods beginning
on or after :
Standards		IASB effective date	EU effective date

IFRS 1	Amendments to IFRS 1: Government Loans	1 January 2013	1 January 2013

IAS 1	Presentation of Components of Other Comprehensive Income	1 July 2012	1 July 2012

IAS 19	Employee Benefits	1 January 2013	1 January 2013

IAS 27	Separate Financial Statements	1 January 2013	1 January 2014 (*)

IAS 28	Investments in Associates and Joint Ventures	1 January 2013	1 January 2014 (*)

IFRS 7	Amendments to IFRS 7: Offsetting Financial Assets and Financial Liabilities: Disclosure	1 January 2013	1 January 2013

IFRS 10	Consolidated Financial Statements	1 January 2013	1 January 2014 (*)

IFRS 11	Joint Arrangements	1 January 2013	1 January 2014 (*)

IFRS 12	Disclosures of Interests in Other Entities	1 January 2013	1 January 2014 (*)

IFRS 10 IFRS 11 IFRS 12	Consolidated financial statements, joint arrangements and disclosure of interests in other entities: Transition guidance (issued on 28 June 2012). Improvements to IFRSs 10, 11 and 12	1 January 2013	1 January 2014 (*)

IFRS 13	Fair Value Measurement	1 January 2013	1 January 2013

Various	Improvements to IFRSs (2009-2011) issued on 17 May 2012	1 January 2013	1 January 2013

(*) early adopted

Effective date in 2014

Mandatory application for annual periods beginning
on or after :
Standards		IASB effective date	EU effective date

IAS 32	Amendments to IAS: Offsetting financial assets and financial liabilities	1 January 2014	1 January 2014

IAS 36	Recoverable amount disclosures for non-financial assets (amendments to IAS 36) (issued on 29 May 2013)	1 January 2014	1 January 2014

IAS 39	Novation of Derivatives and Continuation of hedge Accounting (Amendments to IAS 39) )issued on 27 June 2013)	1 January 2014	1 January 2014

IFRIC 21	Interpretation 21 Levies (issued on 20 May 2013)	1 January 2014	17 June 2014 (*)

IFRS 10 IFRS 12 IAS 27	Investment entities (amendments to IFRS 10, IFRS 12 and IAS 27) (issued on 31 October 2012)	1 January 2014	1 January 2014

(*) early adopted

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Effective date in 2015

Mandatory application for annual periods beginning
on or after:
Standards		IASB effective date	EU effective date
IAS 19	Defined Benefit Plans: employee contributions (amendments to IAS 19)	1 July 2014	1 February 2015 (*)
Various	Annual improvement to IFRSs 2010-2012 cycle	1 July 2014	1 February 2015 (*)
Various	Annual improvement to IFRSs 2011-2013 cycle	1 July 2014	1 January 2015 (*)

(*) early adopted

The application of these standards and interpretations has had no material impact on these consolidated annual accounts.

Standards issued but not effective in 2015

Mandatory application for annual periods beginning
on or after:
Standards		IASB effective date	EU effective date
IAS 16 IAS 38	Clarification of Acceptable Methods of Depreciation and Amortisation (issued on 12 May 2014)	1 January 2016	1 January 2016
IFRS 11	Accounting for Acquisitions of Interests in Joint Operations (issued on 6 May 2014)	1 January 2016	1 January 2016
IAS 27	Equity Method in Separate Financial Statements (issued on 12 August 2014)	1 January 2016	1 January 2016
IFRS 10 IAS 28	Sale or Contribution of Assets between an investor and its Associate or Joint Venture (issued on 11 September 2014)	Deferred indefinitely	Deferred
Various	Annual Improvements to IFRSs 2012-2014 cycle (issued on 25 September 2014)	1 January 2016	1 January 2016
IFRS 10 IFRS 12	Investment entities: applying the Consolidation Exception (issued on 18 December 2014)	1 January 2016	pending
IAS 28 IAS 1	Disclosure Initiative (issued on 18 December 2014)	1 January 2016	1 January 2016
IFRS 15	Revenue from contracts with customers (issued on 28 May 2014)	1 January 2018	pending
IFRS 9	Financial instruments (issued on 24 july 2014)	1 January 2018	pending
IFRS 16	Operating Leases	1 January 2019	pending

At the date of issue of these consolidated annual accounts, the Group is analysing the impact of the application of the above standards or interpretations published by the International Accounting Standards Board (IASB).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(3)   Business Combinations

2015

(a)   VCN

On 14 February 2014 and 16 November 2015, the Group company Gri-Cel, S.A, that centralises the Group’s investments in R&D projects in fields of medicine other than its core business, subscribed both share capital increases in the capital of VCN Bioscience, S.L of Euros 700 thousand and Euros 2,549 thousand, respectively. After this capital increase, Grifols interest rises to 68.01% in 2015 and the company is fully consolidated at year-end.

2014

(b)   Novartis’ Diagnostic unit

On 9 January 2014 the Group acquired the transfusion medicine and immunology Diagnostic unit of the Swiss company Novartis International AG for approximately US Dollars 1,653 million (Euros 1,215 million).

This transaction was structured through a newly-created 100% Grifols-owned subsidiary, Grifols Diagnostics Solutions (formerly G-C Diagnostics Corp.) (USA) and this transaction was initially financed through a US Dollars 1,500 million bridge loan.

Grifols has expanded its portfolio by including Novartis’ diagnostic products for transfusion medicine and immunology, including its highly innovative, market-leading NAT technology (Nucleic Acid Amplification Techniques), instrumentation and equipment for blood screening, specific software and reagents. The assets acquired include patents, brands and  licenses, together with the production plant at Emeryville (California, United States) and commercial offices in United States, Switzerland and Hong Kong (for the Asia-Pacific region) among others.

Novartis’ Diagnostic business did not operate as a separate legal entity or segment, so the acquired business was structured as an asset deal, with the exception of the Hong Kong subsidiary, which was acquired via a share deal.

This strategic operation strengthened Grifols’ Diagnostic division, particularly in the US, with a very strong and specialised commercial organisation. It will also diversify Grifols’ business by promoting an activity area that complements the Bioscience division. The diagnostic business being purchased from Novartis, focused on guaranteeing the safety of blood donations for transfusions or to be used in the production of plasma derivatives, complements and expands Grifols’ existing product range. Grifols will become a vertically integrated company able to provide solutions for blood and plasma donor centres, with the most complete product portfolio in the immunohaematology field, including reagents using gel technology, multicard and the new genotyping technologies from Progenika acquired in 2013.

After taking on the employees of Novartis, Grifols’ workforce increased by approximately 550 employees.

Details of the aggregate business combination cost, the fair value of the net assets acquired and goodwill at the acquisition date (or the amount by which the business combination cost exceeds the fair value of the net assets acquired) are provided below.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Thousands of Euros	Thousands of US Dollars

Cost of the business combination	1,214,527	1,652,728

Total business combination cost	1,214,527	1,652,728

Fair value of net assets acquired	226,123	307,707
Goodwill (excess of the cost of the business combination over the fair value of net assets acquired) (note 7)	988,404	1,345,021

Payment in cash	1,214,527	1,652,728

Cash and cash equivalents of the acquired company	(3,900)	(5,307)
Net cash outflow for the acquisition	1,210,627	1,647,421

Goodwill generated in the acquisition was attributed to the workforce and other expected benefits from the business combination of the assets and activities of the Group. Goodwill has been allocated to the “Diagnostic” segment and is tax deductible in the United States.

Royalties relate to several license agreements entered into with pharmaceutical companies to manufacture and sell the licensed products using certain NAT technology-based patents and are presented in the “Raw materials and Other” Segment. Revenues relating to royalties amount to Euros 76.5 million.

Expenses incurred in this transaction for the year ended 31 December 2014 amount to Euros 8.9 million (Euros 19 million for the fiscal year 2013).

Had the acquisition taken place at 1 January 2014, the Group’s revenue and consolidated profit would not have varied significantly. The revenue and operating profit between the acquisition date and 31 December 2014 amounted to Euros 561 million and Euros 117 million, respectively.

The amounts determined at the date of acquisition of assets, liabilities and contingent liabilities acquired were as follows:

	Fair Value
	Thousands of Euros	Thousands of US Dollars

Intangible assets (note 8)	50,705	69,000
Property, plant and equipment (note 9)	78,841	107,286
Inventories	63,852	86,891
Trade and other receivables	113,978	155,102
Deferred tax assets (note 27)	34,899	47,491
Other assets	2,884	3,926
Cash and cash equivalents	3,900	5,307
Total assets	349,059	475,003

Current provisions (note 19)	66,138	90,000
Trade and other payables	30,652	41,711
Other current liabilities	26,146	35,585
Total liabilities and contingent liabilities	122,936	167,296

Total net assets acquired	226,123	307,707

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Fair values were determined using the following methods:

•                  Intangible assets: the fair value of intangible assets was calculated using the “royalty relief method” based on existing royalty agreements.

•                  Property, plant and equipment: the fair value of property, plant and equipment was determined using the “cost approach”, whereby the value of an asset is measured at the cost of rebuilding or replacing that asset with other similar assets. Fair values were obtained from an independent valuation.

•                  Contingent liabilities: the fair value of contingent liabilities was determined under different scenarios using the forecast payments and a probability scenario.

2013

(c)   Progenika Biopharma

On 27 February 2013 the Group acquired  shares representing 60% of the economic and voting rights (56.1% after Ekarpen capital increase mentioned below) of the Spanish biotechnology group of companies headed by Progenika Biopharma, S.A. (hereinafter Progenika) for an amount of Euros 37,010 thousand. The acquisition was paid through the following:

•                  50% of the purchase price was paid in exchange for 884,997 Class B non-voting Grifols shares, with a fair value of Euros 20.91 per share. The Group granted to the vendor shareholders the option to resell the Class B shares at the same price during the first five days following the acquisition date. Vendor shareholders representing 879,913 shares executed this option, and the cash paid amounted to Euros 18,399 thousand, being considered as cash for investment activities in the statement of cash flows.

•                  The remaining 50% of the price was paid in cash (Euros 18,505 thousand).

The non-voting Grifols Class B shares were provided by a related party under a loan agreement signed on 12 February 2013. On 16 April 2013, the Company´s share capital increased by the nominal amount of Euros 88,499.70 through the issue and placing in circulation of 884,997 new Class B shares without voting rights. The share capital increase enabled Grifols to issue the number of shares needed to pay the price for the acquisition of Progenika in shares and thus return the Lender the non-voting shares that were lent pursuant to the provisions of the Loan Agreement (see note 15 (a)).

Additionally, the Group and the vendor shareholders granted each other call and put option rights over the shares representing 35% (32.9% after Ekarpen capital increase mentioned below) of the remaining share capital held by the aforementioned sellers, which may be exercised in three years. The purchase price of the shares subject to the put and call option amounted to Euros 21,701 thousand, increased at the rate of 5% per annum and was treated as a financial liability. The conditions of the payment of these shares will be the same as the initial acquisition.

Grifols, Progenika and the investment vehicle EKARPEN SPE, S.A. (hereinafter “Ekarpen”), owned by the Basque Government, Kutxabank, Caja Laboral —Euskadiko Kutxa, Lagun Aro and the Provincial Governments of the Basque Country, agreed that Ekarpen would increase share capital by Euros 5,000 thousand, pursuant to which it  would receive new shares representing approximately 6.5% of Progenika’s share capital. These shares are subject to a call and put option which may be exercised at the end of a five-year period for a purchase price of Euros 5,000 thousand and were treated as financial liability. The call option has premium costs of Euros 300 thousand for each of the five years.

As the non-controlling shareholders do not have present access to the economic benefits associated with the underlying ownership interests related to shares under the put and call options, the Group applied the anticipated-acquisition method. Under this method, Grifols recognised the contract as an anticipated acquisition of the underlying non-controlling interest, as if the put option had already been exercised by the non-controlling shareholders.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Progenika specialises in the development of technology for personalised medicine, focusing on the design and manufacture of in-vitro genome and proteome-based diagnostic tests, disease prognosis and prediction and monitoring of responses to pharmacological treatment. It has also developed its own technology for the production of DNA chips for diagnosis and prognosis and it is an international leader in this field. In particular, Progenika has pioneered the development of molecular biology tests for the performance of transfusional compatibility studies.

Details of the aggregate business combination cost, the fair value of the net assets acquired and goodwill at the acquisition date (or the amount by which the business combination cost exceeds the fair value of the net assets acquired) are provided below:

Thousands of Euros
Payment in cash	18,505
Payment in Class B shares	18,505
Deferred acquisition costs (put and call option)	26,701
Total cost of the business combination	63,711
Fair value of net assets acquired	23,195
Goodwill (note 7)	40,516

Payment in cash	36,904
Cash and cash equivalents of the acquired company	(2,283)
Net cash outflow for the acquisition	34,621

Had the acquisition taken place at 1 January 2013, the Group’s revenue and consolidated profit for the year ended 31 December 2013 would not have varied significantly.

At the date of acquisition the consolidated amounts of recognised assets, liabilities and contingent liabilities are as follows:

Fair value
Thousands of Euros

Intangible assets	29,585
Property, plant and equipment	7,277
Non-current financial assets	210
Deferred tax assets (note 27)	11,549
Inventories	481
Trade and other receivables	10,177
Other current assets	151
Cash and cash equivalents	2,283
Total assets	61,713
Non-current financial liabilities	18,792
Deferred tax liabilities (note 27)	6,678
Current financial liabilities	5,540
Trade and other payables	1,592
Current provisions (note 19 (b))	37
Other current liabilities	4,167
Total liabilities and contingent liabilities	36,806
Total net assets of the business acquired	24,907
Non-controlling interests	(1,712)
Total net assets acquired	23,195

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The fair value of intangible assets (primarily the currently marketed products) was calculated based on “excess earnings” (income approach), whereby the asset is measured after deducting charges or rentals that must be settled to enable use of the remaining assets required to operate the intangible asset being measured.

Definitive goodwill generated in the acquisition includes the future development of unique technology and products, as well as the workforce and other synergies related to the R&D activity and is allocated to the Diagnostic segment. Goodwill is not tax deductible.

(4)         Significant Accounting Policies

(a)         Subsidiaries and associates

Subsidiaries are entities, including special purpose entities (SPE), over which the Group exercises control, either directly or indirectly, through subsidiaries. The Group controls a subsidiary when it has the substantive rights in force that provide the ability to manage relevant activities. The Group is exposed or has the right to variable returns for his involvement in the subsidiaries when the returns obtained can vary depending on the economic development of the subsidiaries.

The income, expenses and cash flows of subsidiaries are included in the consolidated annual accounts from the date of acquisition, which is when the Group takes control. Subsidiaries are excluded from the consolidated Group from the date on which control is lost.

Transactions and balances with Group companies and unrealised gains or losses have been eliminated upon consolidation.

The accounting policies of subsidiaries have been adapted to those of the Group for transactions and other events in similar circumstances.

The financial statements of consolidated subsidiaries have been prepared as of the same date and for the same reporting period as the financial statements of the Company.

Associates are entities over which the Company, either directly or indirectly through subsidiaries, exercises significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those entities. The existence of potential voting rights that are exercisable or convertible at the end of each reporting period, including potential voting rights held by the Group or other entities, are considered when assessing whether an entity has significant influence.

Investments in associates are accounted for using the equity method from the date that significant influence commences until the date that significant influence ceases.

Investments in associates are initially recognised at acquisition cost, including any cost directly attributable to the acquisition and any consideration receivable or payable contingent on future events or on compliance with certain conditions.

The excess of the cost of the investment over the Group’s share of the fair values of the identifiable net assets is recognised as goodwill, which is included in the carrying amount of the investment. Any shortfall, once the cost of the investment and the identification and measurement of the associate’s net assets have been evaluated, is recognised as income when determining the investor’s share of the profit or loss of the associate for the year in which it was acquired.

The accounting policies of associates have been harmonised in terms of timing and measurement, applying the policies described for subsidiaries.

The Group’s share of the profit or loss of an associate from the date of acquisition is recognised as an increase or decrease in the value of the investments, with a credit or debit to share of the profit or loss for the year of

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

“equity-accounted investees” in the consolidated statement of profit or loss (consolidated statement of comprehensive income). The Group’s share of other comprehensive income of associates from the date of acquisition is recognised as an increase or decrease in the investments in associates with a balancing entry recognised by type in other comprehensive income. The distribution of dividends is recognised as a decrease in the value of the investment. The Group’s share of profit or loss, including impairment losses recognised by the associates, is calculated based on income and expenses arising from application of the acquisition method.

The Group’s share of the profit or loss of an associate and changes in equity is calculated to the extent of the Group’s interest in the associate at year end and does not reflect the possible exercise or conversion of potential voting rights. However, the Group’s share is calculated taking into account the possible exercise of potential voting rights and other derivative financial instruments which, in substance, currently allow access to the economic benefits associated with the interests held, such as entitlement to a share in future dividends and changes in the value of associates.

Information on the subsidiaries and associates included in the consolidated Group is presented in Appendix I.

(b)         Business combinations

On the date of transition to IFRS-EU, 1 January 2004, the Group applied the exception permitted under IFRS 1 “First-time adoption of International Financial Reporting Standards”, whereby only those business combinations performed as from 1 January 2004 have been recognised using the acquisition method. Entities acquired prior to that date were recognised in accordance with accounting prevailing at that time, taking into account the necessary corrections and adjustments at the transition date.

The Group applies the revised IFRS 3 “Business combinations” in transactions made subsequent to 1 January 2010.

The Group applies the acquisition method for business combinations.

The acquisition date is the date on which the Group obtains control of the acquiree.

Business combinations made subsequent to 1 January 2010

The cost of the business combination is calculated as the sum of the acquisition-date fair values of the assets transferred, the liabilities incurred or assumed, equity instruments issued and any additional consideration contingent on future events or the fulfilment of certain conditions, in exchange for control of the acquiree.

The consideration paid excludes all amounts that do not form part of the exchange for the acquired business. Acquisition-related costs are accounted for as expenses when incurred. Share increase costs are recognised as equity when the increase takes place and borrowing costs are deducted from the financial liability when it is recognised.

At the acquisition date the Group recognises at fair value the assets acquired and liabilities assumed. Liabilities assumed include any contingent liabilities that represent present obligations arising from past events for which the fair value can be reliably measured. The Group also recognises indemnification assets transferred by the seller at the same time and following the same measurement criteria as the item that is subject to indemnification from the acquired business, taking into consideration, where applicable, the insolvency risk and any contractual limit on the indemnity amount.

This criterion does not include non-current assets or disposal groups of assets which are classified as held for sale, long-term defined benefit employee benefit liabilities, share-based payment transactions, deferred tax assets and liabilities and intangible assets arising from the acquisition of previously transferred rights.

Assets and liabilities assumed are classified and designated for subsequent measurement in accordance with the contractual terms, economic conditions, operating or accounting policies and other factors that exist at the acquisition date, except for leases and insurance contracts.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The excess between the consideration transferred and the value of net assets acquired and liabilities assumed, less the value assigned to non-controlling interests, is recognised as goodwill. Where applicable, any shortfall, after evaluating the consideration transferred, the value assigned to non-controlling interests and the identification and measurement of net assets acquired, is recognised in profit or loss.

When a business combination has been provisionally determined, net identifiable assets have initially been recognised at their provisional value, and any adjustments made during the measurement period have been recorded as if they had been known at that date. Where applicable, comparative figures for the prior year have been restated. Adjustments to the provisional values only reflect information relating to events and circumstances existing at the acquisition date and which, had they been known, would have affected the amounts recognised at that date. Once this period has elapsed, adjustments are only made to initial values when errors must be corrected. Any potential benefits arising from tax losses and other deferred tax assets of the acquiree that have not been recorded as they did not qualify for recognition at the acquisition date, are accounted for as income tax revenue, provided the adjustments were not made during the measurement period.

The contingent consideration is classified in accordance with underlying contractual terms as a financial asset or financial liability, equity instrument or provision. Provided that subsequent changes to the fair value of a financial asset or financial liability do not relate to an adjustment of the measurement period, they are recognised in consolidated profit or loss. The contingent consideration classified, where applicable, as equity is not subject to subsequent change, with settlement being recognised in equity. The contingent consideration classified, where applicable, as a provision is recognised subsequently in accordance with the relevant measurement standard.

Business combinations made prior to 1 January 2010

The cost of the business combination is calculated as the sum of the acquisition-date fair values of the assets transferred, the liabilities incurred or assumed, and equity instruments issued by the Group, in exchange for control of the acquiree, plus any costs directly attributable to the business combination. Any additional consideration contingent on future events or the fulfilment of certain conditions is included in the cost of the combination provided that it is probable that an outflow of resources embodying economic benefits will be required and the amount of the obligation can be reliably estimated. Subsequent recognition of contingent considerations or subsequent variations to contingent considerations is recognised as a prospective adjustment to the cost of the business combination.

Where the cost of the business combination exceeds the Group’s interest in the fair value of the identifiable net assets of the entity acquired, the difference is recognised as goodwill, whilst the shortfall, once the costs of the business combination and the fair values of net assets acquired have been reconsidered, is recognised in profit or loss.

(c)          Non-controlling interests

Non-controlling interests in subsidiaries acquired after 1 January 2004 are recognised at the acquisition date at the proportional part of the fair value of the identifiable net assets. Non-controlling interests in subsidiaries acquired prior to the transition date were recognised at the proportional part of the equity of the subsidiaries at the date of first consolidation.

Non-controlling interests are disclosed in the consolidated balance sheet under equity separately from equity attributable to the Parent. Non-controlling interests’ share in consolidated profit or loss for the year (and in consolidated comprehensive income for the year) is disclosed separately in the consolidated statement of profit or loss (consolidated statement of comprehensive income).

The consolidated profit or loss for the year, consolidated comprehensive income and changes in equity of the subsidiaries attributable to the Group and non-controlling interests after consolidation adjustments and eliminations, is determined in accordance with the percentage ownership at year end, without considering the possible exercise or conversion of potential voting rights. However, Group and non-controlling interests are calculated taking into account the possible exercise of potential voting rights and other derivative financial

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

instruments which, in substance, currently allow access to the economic benefits associated with the interests held, such as entitlement to a share in future dividends and changes in the value of subsidiaries.

Profit and loss and each component of other comprehensive income are assigned to equity attributable to shareholders of the Parent and to non-controlling interests in proportion to their interest, although this implies a balance receivable from non-controlling interests. Agreements signed between the Group and the non-controlling interests are recognised as a separate transaction.

The increase and reduction of non-controlling interests in a subsidiary in which control is retained is recognised as an equity instrument transaction. Consequently, no new acquisition cost arises on increases, nor is a gain recorded on reductions; rather, the difference between the consideration transferred or received and the carrying amount of the non-controlling interests is recognised in the reserves of the investor, without prejudice to reclassifying consolidation reserves and reallocating other comprehensive income between the Group and the non-controlling interests. When a Group’s interest in a subsidiary diminishes, non-controlling interests are recognised at their share of the net consolidated assets, including goodwill.

(d)         Joint arrangements

Joint arrangements are those in which there is a contractual agreement to share the control over an economic activity, in such a way that the decisions over relevant activities require the unanimous consent of the Group and the remaining venturers.

Investments in joint arrangements are accounted for using the equity method.

The acquisition cost of investments in joint arrangements is determined consistently with that established for investments in associates.

(e)          Foreign currency transactions and balances

(i)             Functional and presentation currency

The consolidated annual accounts are presented in thousands of Euros, which is the functional and presentation currency of the Parent.

(ii)          Foreign currency transactions, balances and cash flows

Foreign currency transactions are translated into the functional currency using the previous month’s exchange rate for all transactions performed during the current month. This method does not differ significantly from applying the exchange rate at the date of the transaction.

Monetary assets and liabilities denominated in foreign currencies have been translated into thousands of Euros at the closing rate, while non-monetary assets and liabilities measured at historical cost have been translated at the exchange rate prevailing at the transaction date. Non-monetary assets measured at fair value have been translated into thousands of Euros at the exchange rate at the date that the fair value was determined.

In the consolidated statement of cash flows, cash flows from foreign currency transactions have been translated into thousands of Euros at the exchange rates prevailing at the dates the cash flows occur. The effect of exchange rate fluctuations on cash and cash equivalents denominated in foreign currencies is recognised separately in the statement of cash flows as “Effect of exchange rate fluctuations on cash and cash equivalents”.

Exchange gains and losses arising on the settlement of foreign currency transactions and the translation into thousands of Euros of monetary assets and liabilities denominated in foreign currencies are recognised in profit or loss.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(iii)       Translation of foreign operations

The translation into thousands of Euros of foreign operations for which the functional currency is not the currency of a hyperinflationary economy is based on the following criteria:

•   Assets and liabilities, including goodwill and net asset adjustments derived from the acquisition of the operations, including comparative amounts, are translated at the closing rate at the reporting date;

•   Income and expenses, including comparative amounts, are translated using the previous month’s exchange rate for all transactions performed during the current month. This method does not differ significantly from using the exchange rate at the date of the transaction;

•   Translation differences resulting from application of the above criteria are recognised in other comprehensive income.

(f)           Borrowing costs

In accordance with IAS 23 “Borrowing Costs”, since 1 January 2009 the Group recognises borrowing costs directly attributable to the purchase, construction or production of qualifying assets as an increase in the value of these assets. Qualifying assets are those which require a substantial period of time before they can be used or sold. To the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalisation is determined as the actual borrowing costs incurred, less any investment income on the temporary investment of those funds. Capitalised borrowing costs corresponding to general borrowing are calculated as the weighted average of the qualifying assets without considering specific funds. The amount of borrowing costs capitalised cannot exceed the amount of borrowing costs incurred during that period. The capitalised borrowing costs include adjustments to the carrying amount of financial liabilities arising from the effective portion of hedges entered into by the Group.

The Group begins capitalising borrowing costs as part of the cost of a qualifying asset when it incurs expenditure for the asset, interest is accrued, and it undertakes activities that are necessary to prepare the asset for its intended use or sale, and ceases capitalising borrowing costs when all or substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are complete. Nevertheless, capitalisation of borrowing costs is suspended when active development is interrupted for extended periods.

(g)         Property, plant and equipment

(i)             Initial recognition

Property, plant and equipment are recognised at cost or deemed cost, less accumulated depreciation and any accumulated impairment losses. The cost of self-constructed assets is determined using the same principles as for an acquired asset, while also considering the criteria applicable to production costs of inventories. Capitalised production costs are recognised by allocating the costs attributable to the asset to “Self-constructed non-current assets” in the consolidated statement of profit or loss.

At 1 January 2004 the Group opted to apply the exemption regarding fair value and revaluation as deemed cost as permitted by IFRS 1 First time Adoption of International Financial Reporting Standards.

(ii)          Depreciation

Property, plant and equipment are depreciated by allocating the depreciable amount of an asset on a systematic basis over its useful life. The depreciable amount is the cost or deemed cost of an asset, less its residual value. The Group determines the depreciation charge separately for each item for a component of property, plant and equipment with a cost that is significant in relation to the total cost of the asset.

Property, plant and equipment are depreciated using the following criteria:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Depreciation method	Rates

Buildings	Straight line	1% - 3%
Other property, technical equipment and machinery	Straight line	4%-10%
Other property, plant and equipment	Straight line	7% - 33%

The Group reviews residual values, useful lives and depreciation methods at each financial year end. Changes to initially established criteria are accounted for as a change in accounting estimates.

(iii)       Subsequent recognition

Subsequent to initial recognition of the asset, only those costs incurred which will probably generate future profits and for which the amount may reliably be measured are capitalised. Costs of day-to-day servicing are recognised in profit or loss as incurred.

Replacements of property, plant and equipment which qualify for capitalisation are recognised as a reduction in the carrying amount of the items replaced. Where the cost of the replaced items has not been depreciated independently and it is not possible to determine the respective carrying amount, the replacement cost is used as indicative of the cost of items at the time of acquisition or construction.

(iv)      Impairment

The Group tests for impairment and reversals of impairment losses on property, plant and equipment based on the criteria set out in note 4(i) below.

(h)         Intangible assets

(i)             Goodwill

Goodwill is generated on the business combinations and is calculated using the criteria described in the section on business combinations.

Goodwill is not amortised, but is tested for impairment annually or more frequently whenever there is an indication that goodwill may be impaired. Goodwill acquired in business combinations is allocated to the cash-generating units (CGUs) or groups of CGUs which are expected to benefit from the synergies of the business combination and the criteria described in note 7 are applied. After initial recognition, goodwill is measured at cost less any accumulated impairment losses.

(ii)          Internally generated intangible assets

Any research and development expenditure incurred during the research phase of projects is recognised as an expense when incurred.

Costs related with development activities are capitalised when:

•        The Group has technical studies that demonstrate the feasibility of the production process;

•        The Group has undertaken a commitment to complete production of the asset, to make it available for sale or internal use;

•        The asset will generate sufficient future economic benefits;

•        The Group has sufficient technical and financial resources to complete development of the asset and has devised budget control and cost accounting systems that enable monitoring of budgetary costs, modifications and the expenditure actually attributable to the different projects.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The cost of internally generated assets by the Group is calculated using the same criteria established for determining production costs of inventories. The production cost is capitalised by allocating the costs attributable to the asset to self-constructed non-current assets in the consolidated statement of profit or loss.

Expenditure on activities that contribute to increasing the value of the different businesses in which the Group as a whole operates is expensed when incurred. Replacements or subsequent costs incurred on intangible assets are generally recognised as an expense, except where they increase the future economic benefits expected to be generated by the assets.

(iii)       Other intangible assets

Other intangible assets are carried at cost, or at fair value if they arise on business combinations, less accumulated amortisation and impairment losses.

Intangible assets with indefinite useful lives are not amortised but tested for impairment at least annually.

(iv)      Intangible assets acquired in business combinations

The cost of identifiable intangible assets acquired in the business combination of Novartis includes the fair value of the existing royalty agreements.

The cost of identifiable intangible assets acquired in the business combination of the Progenika Group includes the fair value of the currently marketed products sold and which are classified under “Other intangible assets” and “Development costs”.

The cost of identifiable intangible assets acquired in the business combination of Talecris includes the fair value of currently marketed products sold and which are classified in “Other intangible assets”.

(v)         Useful life and amortisation rates

The Group assesses whether the useful life of each intangible asset acquired is finite or indefinite. An intangible asset is regarded as having an indefinite useful life when there is no foreseeable limit to the period over which the asset will generate net cash inflows.

Intangible assets with finite useful lives are amortised by allocating the depreciable amount of an asset on a systematic basis over its useful life, by applying the following criteria:

	Amortisation method	Rates

Development expenses	Straight line	20% - 33%
Concessions, patents, licences, trademarks and similar	Straight line	7% - 20%
Computer software	Straight line	16% - 33%
Currently marketed products	Straight line	3% - 10%

The depreciable amount is the cost or deemed cost of an asset, less its residual value.

The Group does not consider the residual value of its intangible assets to be material. The Group reviews the residual value, useful life and amortisation method for intangible assets at each financial year end. Changes to initially established criteria are accounted for as a change in accounting estimates.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(i)            Impairment of goodwill, other intangible assets and other non-financial assets subject to depreciation or amortisation

The Group evaluates whether there are indications of possible impairment losses on non-financial assets subject to amortisation or depreciation, to verify whether the carrying amount of these assets exceeds the recoverable amount.

The Group tests goodwill, intangible assets with indefinite useful lives and intangible assets with finite useful lives that are not available for use for potential impairment at least annually, irrespective of whether there is any indication that the assets may be impaired.

The recoverable amount of the assets is the higher of their fair value less costs of disposal and their value in use. An asset’s value in use is calculated based on an estimate of the future cash flows expected to derive from the use of the asset, expectations about possible variations in the amount or timing of those future cash flows, the time value of money, the price for bearing the uncertainty inherent in the asset and other factors that market participants would reflect in pricing the future cash flows deriving from the asset.

Negative differences arising from comparison of the carrying amounts of the assets with their recoverable amounts are recognised in the consolidated statement of profit or loss. Recoverable amount is determined for each individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. If this is the case, recoverable amount is determined for the cash-generating unit (CGU) to which the asset belongs.

Impairment losses recognised for cash-generating units are first allocated to reduce, where applicable, the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro rata on the basis of the  carrying amount of each asset. The carrying amount of each asset may not be reduced below the highest of its fair value less costs of disposal, its value in use and zero.

At the end of each reporting period the Group assesses whether there is any indication that an impairment loss recognised in prior periods may no longer exist or may have decreased. Impairment losses on goodwill are not reversible. Impairment losses on other assets are only reversed if there has been a change in the estimates used to calculate the recoverable amount of the asset.

A reversal of an impairment loss is recognised in consolidated profit or loss. The increased carrying amount of an asset attributable to a reversal of an impairment loss may not exceed the carrying amount that would have been determined, net of depreciation or amortisation, had no impairment loss been recognised.

A reversal of an impairment loss for a CGU is allocated to the assets of each unit, except goodwill, pro rata with the carrying amounts of those assets. The carrying amount of an asset may not be increased above the lower of its recoverable amount and the carrying amount that would have been disclosed, net of amortisation or depreciation, had no impairment loss been recognised.

(j)            Leases

(i)             Lessee accounting records

The Group has rights to use certain assets through lease contracts.

Leases in which the Group assumes substantially all the risks and rewards incidental to ownership are classified as finance leases, otherwise they are classified as operating leases.

•             Finance leases

At the commencement of the lease term, the Group recognises finance leases as assets and liabilities at the lower of the fair value of the leased asset and the present value of the minimum lease payments. Initial direct costs are added to the asset’s carrying amount. Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are recognised as an expense in the years in which they are incurred.

•             Operating leases

Lease payments under an operating lease (excluding incentives) are recognised as an expense on a straight-line basis unless another systematic basis is representative of the time pattern of the user’s benefit.

(ii)          Leasehold investments

Non-current investments in properties leased from third parties are recognised on the basis of the same criteria for property, plant and equipment. Investments are amortised over the lower of their useful lives and the term of the lease contract. The lease term is consistent with that established for recognition of the lease.

(iii)       Sale and leaseback transactions

Any profit on sale and leaseback transactions that meet the conditions of a finance lease is deferred over the term of the lease.

When the leaseback is classified as an operating lease:

•             If the transaction is established at fair value, any profit or loss on the sale is recognised immediately in the consolidated statement of profit or loss for the year;

•             If the sale price is below fair value, any profit or loss is recognised immediately in the consolidated statement of profit or loss. However, if the loss is compensated for by future lease payments at below market price, it is deferred in proportion to the lease payments over the period for which the asset is to be used.

(k)         Financial instruments

(i)             Classification of financial instruments

Financial instruments are classified on initial recognition as a financial asset, a financial liability or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial liability, a financial asset and an equity instrument set out in IAS 32, Financial Instruments: Presentation.

Financial instruments are classified into the following categories for valuation purposes: financial assets and financial liabilities at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets and financial liabilities. Financial instruments are classified into different categories based on the nature of the instruments and the Group’s intentions on initial recognition.

Regular way purchases and sales of financial assets are recognised using trade date accounting, i.e. when the Group commits itself to purchase or sell an asset.

a)        Financial assets and liabilities at fair value through profit or loss

Financial assets and financial liabilities at fair value through profit or loss are those which are classified as held for trading or which the Group designated as such on initial recognition.

A financial asset or financial liability is classified as held for trading if:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

•        It is acquired or incurred principally for the purpose of selling or repurchasing it in the near term;

•        It forms part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent pattern of short-term profit-taking, or

•        It is a derivative, except for a derivative that is a financial guarantee contract or a designated and effective hedging instrument.

Financial assets and financial liabilities at fair value through profit or loss are initially recognised at fair value. Transaction costs directly attributable to the acquisition or issue are recognised as an expense when incurred.

After initial recognition, they are recognised at fair value through profit or loss.

The Group does not reclassify any financial assets or liabilities from or to this category while they are recognised in the consolidated balance sheet.

b)        Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, other than those classified in other financial asset categories. These assets are recognised initially at fair value, including transaction costs, and subsequently measured at amortised cost using the effective interest method.

c)         Financial assets and financial liabilities carried at cost

Investments in equity instruments whose fair value cannot be reliably measured and derivative instruments that are linked to these instruments and that must be settled by delivery of such unquoted equity instruments, are measured at cost. Nonetheless, if the financial assets or liabilities can be reliably measured subsequently on an ongoing basis, they are accounted for at fair value and any gain or loss is recognised in accordance with their classification.

(ii)          Offsetting principles

A financial asset and a financial liability are offset only when the Group currently has the legally enforceable right to offset the recognised amounts and intends either to settle on a net basis or to realise the asset and settle the liability simultaneously.

(iii)       Fair value

When measuring the fair value of an asset or a liability, the Group uses observable market data as far as possible. Fair values are categorised within different levels of a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•       Level 1: quoted prices (unadjusted) in active markets for identical assets and liabilities.

•       Level 2: inputs other than prices included in Level 1 that are observable for the asset or liability, either directly (i.e. derived from prices) or indirectly.

•       Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability are categorised within different levels of the fair value hierarchy, then the fair value measurement is categorised in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The Group recognises transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

(iv)      Amortised cost

The amortised cost of a financial asset or financial liability is the amount at which the financial asset or financial liability is measured at initial recognition minus principal repayments, plus or minus the cumulative amortisation using the effective interest method of any difference between that initial amount and the maturity amount, and minus any reduction for impairment or uncollectibility.

(v)         Impairment of financial assets carried at cost

The amount of the impairment loss on assets carried at cost is measured as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses cannot be reversed and are therefore recognised directly against the value of the asset and not as an allowance account.

(vi)      Impairment of financial assets carried at amortised cost

In the case of financial assets carried at amortised cost, the amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. For variable income financial assets, the effective interest rate corresponding to the measurement date under the contractual conditions is used.

The Group recognises impairment losses and unrecoverable loans and receivables and debt instruments by recognising an allowance account for financial assets. When impairment and uncollectibility are considered irreversible, their carrying amount is eliminated against the allowance account.

The impairment loss is recognised in profit or loss and may be reversed in subsequent periods if the decrease can be objectively related to an event occurring after the impairment has been recognised. The loss can only be reversed to the limit of the amortised cost of the assets had the impairment loss not been recognised. The impairment loss is reversed against the allowance account.

(vii)   Financial liabilities

Financial liabilities, including trade and other payables, which are not classified at fair value through profit or loss, are initially recognised at fair value less any transaction costs that are directly attributable to the issue of the financial liability. After initial recognition, liabilities classified under this category are measured at amortised cost using the effective interest method.

(viii)    Derecognition of financial assets

The Group applies the criteria for derecognition of financial assets to part of a financial asset or part of a group of similar financial assets or to a financial asset or group of similar financial assets.

Financial assets are derecognised when the contractual rights to the cash flows from the financial asset expire or have been transferred and the Group has transferred substantially all the risks and rewards of ownership. Where the Group retains the contractual rights to receive cash flows, it only derecognises financial assets when it has assumed a contractual obligation to pay the cash flows to one or more recipients and if the following requirements are met:

•       Payment of the cash flows is conditional on their prior collection;

•       The Group is unable to sell or pledge the financial asset, and

•       The cash flows collected on behalf of the eventual recipients are remitted without material delay and

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

the Group is not entitled to reinvest the cash flows. This criterion is not applicable to investments in cash or cash equivalents made by the Group during the settlement period from the collection date to the date of required remittance to the eventual recipients, provided that interest earned on such investments is passed on to the eventual recipients.

If the Group neither transfers nor retains substantially all the risks and rewards of ownership of the financial asset, it determines whether it has retained control of the financial asset. In this case:

•       If the Group has not retained control, it derecognises the financial asset and recognises separately as assets or liabilities any rights and obligations created or retained in the transfer.

•       If the Group has retained control, it continues to recognise the financial asset to the extent of its continuing involvement in the financial asset and recognises an associated liability. The extent of the Group’s continuing involvement in the transferred asset is the extent to which it is exposed to changes in the value of the transferred asset. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained. The associated liability is measured in such a way that the carrying amount of the transferred asset and the associated liability is equal to the amortised cost of the rights and obligations retained by the Group, if the transferred asset is measured at amortised cost, or to the fair value of the rights and obligations retained by the Group, if the transferred asset is measured at fair value. The Group continues to recognise any income arising on the transferred asset to the extent of its continuing involvement and recognises any expense incurred on the associated liability. Recognised changes in the fair value of the transferred asset and the associated liability are accounted for consistently with each other in profit or loss or equity, following the general recognition criteria described previously, and are not offset.

If the Group retains substantially all the risks and rewards of ownership of a transferred financial asset, the consideration received is recognised in liabilities. Transaction costs are recognised in profit or loss using the effective interest method.

(ix)          Derecognition and modifications of financial liabilities

A financial liability, or part of it, is derecognised when the Group either discharges the liability by paying the creditor, or is legally released from primary responsibility for the liability either by process of law or by the creditor.

The exchange of debt instruments between the Group and the counterparty or substantial modifications of initially recognised liabilities are accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability, providing the instruments have substantially different terms.

The Group considers the terms are substantially different if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received and discounted using the original effective interest rate, is at least 10 per cent different from the discounted present value of the remaining cash flows of the original financial liability.

If the exchange is accounted for as an extinguishment of the financial liability, any costs or fees incurred are recognised as part of the gain or loss on the extinguishment. If the exchange is not accounted for as an extinguishment, any costs or fees incurred adjust the carrying amount of the liability and are amortised over the remaining term of the modified liability.

The difference between the carrying amount of a financial liability, or part of a financial liability, extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognised in profit or loss.

(l)            Hedge accounting

Derivative financial instruments are initially recognised using the same criteria as those described for financial assets and financial liabilities. Derivative financial instruments that do not meet the hedge accounting

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

requirements are classified and measured as financial assets and financial liabilities at fair value through profit or loss. Derivative financial instruments which qualify for hedge accounting are initially measured at fair value.

At the inception of the hedge the Group formally designates and documents the hedging relationships and the objective and strategy for undertaking the hedges. Hedge accounting is only applicable when the hedge is expected to be highly effective at the inception of the hedge and in subsequent years in achieving offsetting changes in fair value or cash flows attributable to the hedged risk, throughout the period for which the hedge was designated (prospective analysis) and the actual effectiveness, which can be reliably measured, is within a range of 80%-125% (retrospective analysis).

(i)             Cash flow hedges

The Group recognises the portion of the gain or loss on the measurement at fair value of a hedging instrument that is determined to be an effective hedge in other comprehensive income. The ineffective portion and the specific component of the gain or loss or cash flows on the hedging instrument, excluding the measurement of the hedge effectiveness, are recognised with a debit or credit to finance costs or finance income.

If a hedge of a forecast transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gains or losses that were recognised in other comprehensive income are reclassified from equity to profit or loss in the same period or periods during which the asset acquired or liability assumed affects profit or loss and under the same caption of the consolidated statement of profit or loss (consolidated statement of comprehensive income).

(m)     Equity instruments

The Group’s acquisition of equity instruments of the Parent is recognised separately at cost of acquisition in the consolidated balance sheet as a reduction in equity, regardless of the motive of the purchase. Any gains or losses on transactions with treasury equity instruments are not recognised in consolidated profit or loss.

The subsequent redemption of Parent shares, where applicable, leads to a reduction in share capital in an amount equivalent to the par value of such shares. Any positive or negative difference between the cost of acquisition and the par value of the shares is debited or credited to reserves. Transaction costs related with treasury equity instruments, including issue costs related to a business combination, are accounted for as a reduction in equity, net of any tax effect.

(n)         Inventories

Inventories are measured at the lower of cost and net realisable value. The cost of inventories comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition.

The costs of conversion of inventories include costs directly related to the units of production and a systematic allocation of fixed and variable production overheads that are incurred in converting materials into finished goods. The allocation of fixed indirect overheads is based on the higher of normal production capacity or actual production.

The raw material used to produce haemoderivatives is human plasma, which is obtained from our donation centres using the plasmapheresis method. The cost of inventories includes the amount paid to plasma donors, or the amount billed by the seller when purchased from third parties, as well as the cost of products and devices used in the collection process, rental expenses and storage. This plasma has to be stored before use, which is an essential part of the production process. During the storage period, the plasma undergoes various virological tests and should be kept in quarantine in accordance with FDA and European Medicines Agency regulations, in order to guarantee that all the plasma is suitable for use in the production process.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

To the extent that plasma storage costs are necessary to the production process, they are included as cost of inventories.

Indirect costs such as general management and administration costs are recognised as expenses in the period in which they are incurred.

The cost of raw materials and other supplies and the cost of merchandise are allocated to each inventory unit on a weighted average cost basis.

The transformation cost is allocated to each inventory unit on a FIFO (first-in, first-out) basis.

The Group uses the same cost model for all inventories of the same nature and with a similar use.

Volume discounts extended by suppliers are recognised as a reduction in the cost of inventories when it is probable that the conditions for discounts to be received will be met. Discounts for prompt payment are recognised as a reduction in the cost of the inventories acquired.

When the cost of inventories exceeds net realisable value, materials are written down to net realisable value, which is understood to be:

•             For raw materials and other supplies, replacement cost. Nevertheless, raw materials and other supplies are not written down below cost if the finished goods into which they will be incorporated are expected to be sold at or above cost of production;

•             Merchandise and finished goods, estimated selling price less costs to sell;

•             Work in progress, the estimated selling price of related finished goods, less the estimated costs of completion and the estimated costs necessary to make the sale.

The previously recognised write-down is reversed against profit or loss when the circumstances that previously caused inventories to be written down no longer exist or when there is clear evidence of an increase in net realisable value because of changed economic circumstances. The reversal of the write-down is limited to the lower of the cost and revised net realisable value of the inventories. Write-downs may be reversed with a credit to “Changes in inventories of finished goods and work in progress” and “Supplies”.

(o)         Cash and cash equivalents

Cash and cash equivalents include cash on hand and demand deposits in financial institutions. They also include other short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. An investment normally qualifies as a cash equivalent when it has a maturity of less than three months from the date of acquisition.

The Group classifies cash flows relating to interest received and paid as operating activities, and dividends received and distributed are classified under investing and financing activities, respectively.

(p)         Government grants

Government grants are recognised when there is reasonable assurance that they will be received and that the Group will comply with the conditions attached.

(i)             Capital grants

Outright capital grants are initially recognised as deferred income in the consolidated balance sheet. Income from capital grants is recognised in the consolidated statement of profit or loss in line with the depreciation of the corresponding financed assets.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(ii)          Operating grants

Operating grants received to offset expenses or losses already incurred, or to provide immediate financial support not related to future disbursements, are recognised in the consolidated statement of profit or loss.

(iii)       Interest rate grants

Financial liabilities comprising implicit assistance in the form of below-market interest rates are initially recognised at fair value. The difference between this value, adjusted where necessary for the issue costs of the financial liability and the amount received, is recognised as a government grant based on the nature of the grant awarded.

(q)         Employee benefits

(i)             Defined contribution plans

The Group recognises the contributions payable to a defined contribution plan in exchange for a service in the period in which contributions are accrued. Accrued contributions are recognised as an employee benefit expense in the corresponding consolidated statement of profit or loss in the year that the contribution was made.

(ii)          Termination benefits

Termination benefits are recognised at the earlier of the date when the Group can no longer withdraw the offer of those benefits and when the Group recognises costs for a restructuring that involves the payment of termination benefits.

For termination benefits payable as a result of an employee’s decision to accept an offer of benefits, the time when the Group can no longer withdraw the offer of termination benefits is the earlier of when the employee accepts the offer  and when a restriction on the Group’s ability to withdraw the offer takes effect.

For termination benefits payable as a result of the Group’s decision to make an employee redundant, the Group can no longer withdraw the offer when it has informed the affected employees or union representatives of the plan and the actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made. The plan must identify the number of employees to be made redundant, their job classifications or functions and their locations and the expected completion date. The plan must also establish the termination benefits that employees will receive in sufficient detail that employees can determine the type and amount of benefits they will receive when their employment is terminated.

If the Group expects to settle the termination benefits in full more than twelve months after year end, the liability is discounted using the market yield on high quality corporate bonds.

(iii)       Short-term employee benefits

The Group recognises the expected cost of short-term employee benefits in the form of accumulating compensated absences when the employees render service that increases their entitlement to future compensated absences. In the case of non-accumulating compensated absences, the expense is recognised when the absences occur.

The Group recognises the expected cost of profit-sharing and bonus plans when it has a present legal or constructive obligation to make such payments as a result of past events and a reliable estimate of the obligation can be made.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(iv)      Restricted Share Unit Retention Plan (RSU)

The Group gives share-based payments to certain employees who render services to the Company. The fair value of the services received is determined based on the estimated fair value of the shares given at the grant date. Because the equity instruments granted do not vest until the employees complete a specified period of service, those services are accounted for during the vesting period in the income statement as an expense for the year, with the corresponding increase in equity. The amount recognised corresponds to that settled once the agreed terms have been met and it will not be adjusted or revalued during the accrual period, as the commitment is settled in the form of shares.

The total amount recognised is calculated based on the incentive payable in shares, increasing in line with percentages agreed by the Group. If an employee decides to leave his/her job prior to the end of the accrual period, he/she will only receive the agreed incentive in the form of shares and the Company will be able to choose whether to settle in cash or using equity instruments

(r)          Provisions

Provisions are recognised when the Group has a present obligation (legal or implicit) as a result of a past event; it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and a reliable estimate can be made of the amount of the obligation.

The amount recognised as a provision is the best estimate of the expenditure required to settle the present obligation at the end of the reporting period, taking into account all risks and uncertainties surrounding the amount to be recognised as a provision and, where the time value of money is material, the financial effect of discounting provided that the expenditure to be made each period can be reliably estimated. The discount rate is a pre-tax rate that reflects the time value of money and the specific risks for which future cash flows associated with the provision have not been adjusted at each reporting date.

If it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed against the consolidated statement of profit or loss item where the corresponding expense was recognised.

(s)           Revenue recognition

Revenue from the sale of goods or services is measured at the fair value of the consideration received or receivable. Revenue is presented net of VAT and any other amounts or taxes which are effectively collected on the behalf of third parties. Volume or other types of discounts for prompt payment are recognised as a reduction in revenues if considered probable at the time of revenue recognition.

(i)             Sale of goods

The Group recognises revenue from the sale of goods when:

•   It has transferred to the buyer the significant risks and rewards of ownership of the goods;

•   It retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

•   The amount of revenue and the costs incurred or to be incurred can be measured reliably;

•   It is probable that the economic benefits associated with the transaction will flow to the Group; and

•   The costs incurred or to be incurred in respect of the transaction can be measured reliably.

The Group participates in the government-managed Medicaid programmes in the United States,   accounting for Medicaid rebates by recognising an accrual at the time a sale is recorded for an amount equal to the estimated claims for Medicaid rebates attributable to the sale. Medicaid rebates are estimated

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

based on historical experience, legal interpretations of the applicable laws relating to the Medicaid programme and any new information regarding changes in the programme regulations and guidelines that would affect rebate amounts. Outstanding Medicaid claims, Medicaid payments and inventory levels are analysed for each distribution channel and the accrual is adjusted periodically to reflect actual experience. While rebate payments are generally made in the following or subsequent quarter, any adjustments for actual experience have not been material.

As is common practice in the sector, the purchase contracts signed by some customers with the Group entitle these customers to price discounts for a minimum purchase volume, volume discounts or prompt payment discounts. The Group recognises these discounts as a reduction in sales and receivables in the same month that the corresponding sales are invoiced based on the customer’s actual purchase figures or on past experience when the customer’s actual purchases will not be known until a later date.

In the USA, the Group enters into agreements with certain customers to establish contract pricing for the products, which these entities purchase from the authorised wholesaler or distributor (collectively, wholesalers) of their choice. Consequently, when the products are purchased from wholesalers by these entities at the contract price which is less than the price charged by the Group to the wholesaler, the Group provides the wholesaler with a credit referred to as a chargeback. The Group records the chargeback accrual at the time of the sale. The allowance for chargebacks is based on Group’s estimate of the wholesaler inventory levels, and the expected sell-through of the products by the wholesalers at the contract price based on historical chargeback experience and other factors. The Group periodically monitors the factors that influence the provision for chargebacks, and makes adjustments when it considers that actual chargebacks may differ from established allowances. These adjustments occur in a relatively short period of time. As these chargebacks are typically settled within 30 to 45 days of the sale, adjustments for actual experience have not been material.

(ii)          Services rendered

Revenues associated with the rendering of service transactions are recognised by reference to the stage of completion at the consolidated balance sheet date when the outcome of the transaction can be estimated reliably. The outcome of a transaction can be estimated reliably when revenues, the stage of completion, the costs incurred and the costs to complete the transaction can be estimated reliably and it is probable that the economic benefits derived from the transaction will flow to the Group.

When the outcome of the transaction involving the rendering of services cannot be estimated reliably, revenue is recognised only to the extent of costs incurred that are recoverable.

(iii)       Interest income

Until June 2012 the Group has been recognising interest receivable from the different Social Security affiliated bodies in Spain, to which it provides goods or services, on an accrual basis, and only for those bodies to which historically claims have been made and from which interest has been collected. As a result of the terms imposed by the Spanish Government in 2012 regarding the waiver of late payment interest on overdue receivables, the Group modified its estimate regarding late payment interest. Since June 2012 the Group has only been recognising late payment interest on receivables from Social Security affiliated bodies on the date on which delayed invoices are collected, as it is highly likely that they will be collected as of that date provided that the Spanish Government has not imposed the waiver of late payment interest.

(t)            Income taxes

The income tax expense or tax income for the year comprises current tax and deferred tax.

Current tax is the amount of income taxes payable or recoverable in respect of the consolidated taxable profit or consolidated tax loss for the year. Current tax assets or liabilities are measured at the amount expected to be paid to or recovered from the taxation authorities, using the tax rates and tax laws that have been enacted or substantially enacted at the reporting date.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Deferred tax liabilities are the amounts of income taxes payable in future periods in respect of taxable temporary differences, whereas deferred tax assets are the amounts of income taxes recoverable in future periods in respect of deductible temporary differences, the carryforward of unused tax losses, and the carryforward of unused tax credits. Temporary differences are differences between the carrying amount of an asset or liability in the balance sheet and its tax base.

Current and deferred tax are recognised as income or an expense and included in profit or loss for the year, except to the extent that the tax arises from a transaction or event which is recognised, in the same or a different year, directly in equity, or from a business combination.

(i)             Taxable temporary differences

Taxable temporary differences are recognised in all cases except where:

•   They arise from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable income;

•   They are associated with investments in subsidiaries over which the Group is able to control the timing of the reversal of the temporary difference and it is not probable that the temporary difference will reverse in the foreseeable future.

(ii)          Deductible temporary differences

Deductible temporary differences are recognised provided that:

•   It is probable that sufficient taxable income will be available against which the deductible temporary difference can be utilised, unless the differences arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable income;

•   The temporary differences are associated with investments in subsidiaries to the extent that the difference will reverse in the foreseeable future and sufficient taxable income is expected to be generated against which the temporary difference can be offset.

Tax planning opportunities are only considered when assessing the recoverability of deferred tax assets and if the Group intends to use these opportunities or it is probable that they will be utilised.

(iii)       Measurement

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the years when the asset is realised or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted. The tax consequences that would follow from the manner in which the Group expects to recover or settle the carrying amount of its assets or liabilities are also reflected in the measurement of deferred tax assets and liabilities.

At year end the Group reviews the fair value of deferred tax assets to write down the balance if it is not probable that sufficient taxable income will be available to apply the tax asset.

Deferred tax assets which do not meet the above conditions are not recognised in the consolidated balance sheet. At year end the Group assesses whether deferred tax assets which were previously not recognised now meet the conditions for recognition.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(iv)      Offset and classification

The Group only offsets current tax assets and current tax liabilities if it has a legally enforceable right to set off the recognised amounts and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

The Group only offsets deferred tax assets and liabilities where it has a legally enforceable right, where these relate to income taxes levied by the same taxation authority and where the taxation authority permits the entity to settle on a net basis, or to realise the asset and settle the liability simultaneously for each of the future years in which significant amounts of deferred tax assets or liabilities are expected to be settled or recovered.

Deferred tax assets and liabilities are recognised in the consolidated balance sheet under non-current assets or liabilities, irrespective of the expected date of recovery or settlement.

(u)         Segment reporting

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, whose operating results are regularly reviewed by the Group’s chief operating decision maker to make decisions about resources to be allocated to the segment, assess its performance and, based on which, differentiated financial information is available.

(v)         Classification of assets and liabilities as current and non-current

The Group classifies assets and liabilities in the consolidated balance sheet as current and non-current. Current assets and liabilities are determined as follows:

•   Assets are classified as current when they are expected to be realised or are intended for sale or consumption in the Group’s normal operating cycle, they are held primarily for the purpose of trading, they are expected to be realised within twelve months after the reporting date or are cash or a cash equivalent, unless the assets may not be exchanged or used to settle a liability for at least twelve months after the reporting date.

•   Liabilities are classified as current when they are expected to be settled in the Group’s normal operating cycle, they are held primarily for the purpose of trading, they are due to be settled within twelve months after the reporting date or the Group does not have an unconditional right to defer settlement of the liability for at least twelve months after the reporting date.

•   Financial liabilities are classified as current when they are due to be settled within twelve months after the reporting date, even if the original term was for a period longer than twelve months, and an agreement to refinance, or to reschedule payments, on a long-term basis is completed after the reporting date and before the consolidated annual accounts are authorised for issue.

(w)       Environmental issues

The Group takes measures to prevent, reduce or repair the damage caused to the environment by its activities.

Property, plant and equipment acquired by the Group for long-term use to minimise the environmental impact of its activity and protect and improve the environment, including the reduction and elimination of future pollution from the Group’s operations, are recognised as assets applying the measurement, presentation and disclosure criteria described in note 4(g).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(5)         Financial Risk Management Policy

(a)         General

The Group is exposed to the following risks associated with the use of financial instruments:

•                  Credit risk

•                  Liquidity risk

•                  Market risk: includes interest rate risk, currency risk and other price risks.

This note provides information on the Group’s exposure to each of these risks, the Group’s objectives and procedures to measure and mitigate this risk, and the Group’s capital management strategy. More exhaustive quantitative information is disclosed in note 30 to the consolidated annual accounts.

The Group’s risk management policies are established to identify and analyse the risks faced by the Group, define appropriate risk limits and controls and to control risks and comply with limits. Risk management policies and procedures are reviewed regularly so that they reflect changes in market conditions and the Group’s activities. The Group’s management procedures and rules are designed to create a strict and constructive control environment in which all employees understand their duties and obligations.

The Group’s Audit Committee supervises how management controls compliance with the Group’s risk management procedures and policies and reviews whether the risk management policy is suitable considering the risks to which the Group is exposed. This committee is assisted by Internal Audit which acts as supervisor. Internal Audit performs regular and ad hoc reviews of the risk management controls and procedures and reports its findings to the Audit Committee.

Credit risk

Credit risk is the risk to which the Group is exposed in the event that a customer or a counterparty to a financial instrument fails to discharge a contractual obligation, and mainly results from trade receivables and the Group’s investments in financial assets.

Trade receivables

The Group does not predict any significant insolvency risks as a result of delays in receiving payment from some European countries due to their current economic situation. The main risk in these countries is that of late payments, which is mitigated through the possibility of claiming interest as foreseen by prevailing legislation. No significant bad debt or late payment issues have been detected for sales to private entities.

The Group recognises impairment based on its best estimate of the losses incurred on trade and other receivables. The main impairment losses recognised are due to specific losses relating to individually identified risks. At year end, these impairment losses are immaterial.

Details of exposure to credit risk are disclosed in note 30.

Liquidity risk

Liquidity risk is the risk that the Group cannot meet its financial obligations as they fall due. The Group’s approach to managing liquidity is to ensure where possible, that it always has sufficient liquidity to settle its obligations at the maturity date, both in normal conditions and in times of tension, to avoid incurring unacceptable losses or tarnishing the Group’s reputation.

The Group manages liquidity risk on a prudent basis, based on availability of cash and sufficient committed unused long-term credit facilities, enabling the Group to implement its business plans and carry out operations using stable and secure sources of financing.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

On 17 March 2014 the Group concluded its debt refinancing process. The total debt refinanced amounts to US Dollars 5,500 million (Euros 4,075 million) and represents the Group’s entire debt, including the US Dollars 1,500 million bridge loan obtained for the acquisition of Novartis’ transfusional diagnostic unit. Following the refinancing process, the Group’s debt structure consists of a US Dollars 4,500 million non-current loan with institutional investors and banks segmented in two tranches (Term Loan A and Term Loan B), and a US Dollars 1,000 million bond issuance (Senior Unsecured Notes).

At 28 October 2015 the Group has received an additional loan from the European Investment Bank up to Euros 100 million to support investment in R&D mainly. The financial conditions include a fixed interest rate for a tenor of ten years with a grace period of two years.

At 31 December 2015 the Group has total cash and cash equivalents of Euros 1,143 million (1,079 million at 31 December 2014). The Group also has approximately Euros 469 million in unused credit facilities, including Euros 275 million on the revolving credit facility.

As in previous years, the Group continues with its quarterly program for optimization of working capital, which is mainly based on contracts to sell receivables without recourse in those countries with long collection periods.

Market risk

Market risk comprises the risk of changes in market prices, for example, exchange rates, interest rates, or the prices of equity instruments affecting the Group’s revenues or the value of financial instruments it holds. The objective of managing market risk is to manage and control the Group’s exposure to this risk within reasonable parameters at the same time as optimising returns.

(i)             Currency risk

The Group operates internationally and is therefore exposed to currency risk when operating with foreign currencies, especially with regard to the US Dollar. Currency risk is associated with future commercial transactions, recognised assets and liabilities, and net investments in foreign operations.

The Group holds significant investments in foreign operations, the net assets of which are exposed to currency risk. The conversion risk affecting net assets of the Group’s foreign operations in US Dollars is mitigated primarily through borrowings in this foreign currency.

The Group’s main exposure to currency risk is with regard to the US Dollar, which is used in a significant percentage of transactions in foreign functional currencies.

Details of the Group’s exposure to currency risk at 31 December 2015 and 2014 of the most significant financial instruments are shown in note 30.

(ii)          Interest rate risk

The Group’s interest rate risks arise from current and non-current borrowings. Borrowings at variable interest rates expose the Group to cash flow interest rate risks. Fixed-rate borrowings expose the Group to fair value interest rate risk.

The purpose of managing interest-rate risk is to balance the debt structure, maintaining part of borrowings at fixed rates and hedging part of variable rate debt.

With the objective of managing interest-rate risks in cash flows, the Group manages cash flow interest rate risks through variable to fixed interest rate swaps.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

A significant part of the financing obtained accrues interest at fixed rates. This fixed interest debt (Senior Unsecured Notes) amounts to US Dollars 1,000 million, which represents approximately 19% of the Group’s total debt in US Dollars. The additional loan received from the European Investment Bank of Euros 100 million represents approximately 20% of the Group’s total debt in Euros.

For the remaining senior debt in US Dollars, which totals US Dollars 3,849 million, the Group has partially contracted a variable to fixed interest rate swap. At 31 December 2015 the nominal part of this hedging instrument amounts to US Dollars 694 million. This nominal part will decrease over the term of the debt, based on the scheduled repayments of the principal. The purpose of these swaps is to convert borrowings at variable interest rates into fixed interest rate debt. Through these swaps the Group undertakes to exchange the difference between fixed interest and variable interest with other parties periodically. The difference is calculated based on the contracted notional amount (see notes 15 (f) and 30). The notional amount of the swap contracted by the Group hedges 18% (26% at 31 December 2014) of the senior variable interest rate debt denominated in US Dollars at 31 December 2015.

Senior debt in Euros represents approximately 10% of the Group’s total Senior debt at 31 December 2015 (9% at 31 December 2014). The total senior debt is at variable rates. In order to manage the cash flow interest rate risks a hedging operation has taken place by contracting derivative financial instruments consisting of variable to fixed interest rate swaps. The nominal part of this hedging instrument amounts to Euros 100 million, representing hedging of 25% of the senior variable interest rate debt denominated in Euros at 31 December 2015 and 31 December 2014 (see notes 15 (f) and 30).

The fair value of interest rate swaps contracted to reduce the impact of rises in variable interest rates (Libor and Euribor) is accounted for on a monthly basis. These derivative financial instruments comply with hedge accounting requirements.

Total fixed-interest debt plus interest rate hedging represent a total of 36% of debt at 31 December 2015 (40% at 31 December 2014).

(iii)       Market price risk

Price risk affecting raw materials is mitigated by the vertical integration of the haemoderivatives business in a highly-concentrated sector.

(b)         Capital management

The directors’ policy is to maintain a solid capital base in order to ensure investor, creditor and market confidence and sustain future business development. The board of directors defines and proposes the level of dividends paid to shareholders.

The directors consider various arguments to calculate capital structure:

•             The directors control capital performance using rates of returns on equity (ROE). In 2015, the ROE stood at 16% (18% in December 2014). The ROE is calculated by dividing profit attributable to the Parent by the equity attributable to the Parent.

•             In accordance with the senior secured debt contract, at 31 December 2015 the net financial debt should be less than 5.00 times adjusted EBITDA. In 2015 the leverage ratio is 3.19 times adjusted EBITDA (3.01 times adjusted EBITDA at 31 December 2014).

•             Consideration of the Company’s credit rating (see note 20).

The Parent held Class A and B treasury stock equivalent to 0.17% of its capital at 31 December 2015 (0.82% at 31 December 2014). The Group does not have a formal plan for repurchasing shares.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(6)         Segment Reporting

In accordance with IFRS 8 “Operating Segments”, financial information for operating segments is reported in the accompanying Appendix II, which forms an integral part of this note to the consolidated annual accounts.

Group companies are divided into three areas: companies from the industrial area, companies from the commercial area and companies from the services area. Within each of these areas, activities are organised based on the nature of the products and services manufactured and marketed.

Assets, liabilities, income and expenses for segments include directly and reliably attributable items. Items which are not attributed to segments by the Group are:

•                 Balance sheet: cash and cash equivalents, public entities, deferred tax assets and liabilities and loans and borrowings.

•                 Statement of profit or loss: finance result and income tax.

There have been no significant inter-segment sales.

(a)         Operating segments

The operating segments defined by the steering committee are as follows:

•                  Bioscience: including all activities related with products derived from human plasma for therapeutic use.

•                  Hospital: comprising all non-biological pharmaceutical products and medical supplies manufactured by Group companies earmarked for hospital pharmacy. Products related with this business which the Group does not manufacture but markets as supplementary to its own products are also included.

•                  Diagnostic: including the marketing of diagnostic testing equipment, reagents and other equipment, manufactured by Group or other companies.

•                  Raw materials: including sales of intermediate biological products and the rendering of manufacturing services to third party companies.

Details of net sales by groups of products for 2015, 2014 and 2013 as a percentage of net sales are as follows:

	Thousands of Euros
	31/12/2015	31/12/2014	31/12/2013
Bioscience
Haemoderivatives	3,032,110	2,512,704	2,448,082
Other haemoderivatives	1	805	742
Diagnostic
Transfusional medicine	667,886	595,686	102,350
In vitro diagnosis	23,566	24,336	27,989
Hospital
Fluid therapy and nutrition	45,621	53,771	55,553
Hospital supplies	50,624	41,029	41,578
Raw materials and others	114,755	127,053	65,438

Total	3,934,563	3,355,384	2,741,732

The Group has concluded that the haemoderivative products are sufficiently alike to be considered as a whole for the following reasons:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

•                  All these products are human plasma derivatives and are manufactured in a similar way.

•                  The customers and methods used to distribute these products are similar.

•                  All these products are subject to the same regulations regarding production and the same regulatory environment.

(b)         Geographical information

Geographical information is grouped into four areas:

•                  United States of America and Canada

•                  Spain

•                  Rest of the European Union

•                  Rest of the world

The definition of these four segments is mainly due to the geographical level that the Group sets to manage its revenue as they respond to specific economical environments. The main framework of the Group is consistent with this geographical segment grouping, including the monitoring of its commercial operations and its information systems.

For management purposes, the Group excludes the Raw Material and Others segment from the geographical details as it relates to operations which do not form part of the Group’s core business. Sales and assets of the Raw Material and Others segment correspond mainly to the United States.

The financial information reported for geographical areas is based on sales to third parties in these markets as well as the location of assets.

(c)          Main customer

Revenues from a Bioscience segment customer represent approximately 10.1% of the Group’s total revenues (10.9% in 2014 and 11.2% in 2013).

(7)         Goodwill

Details of and movement in this caption of the consolidated balance sheet at 31 December 2014 are as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

		Thousands of Euros
		Balance at	Business	Translation	Balance at
	Segment	31/12/2013	Combination	differences	31/12/2014
Net value

Grifols UK.Ltd. (UK)	Bioscience	8,242	—	580	8,822
Grifols Italia.S.p.A. (Italy)	Bioscience	6,118	—	—	6,118
Biomat USA. Inc. (USA)	Bioscience	110,281	—	14,988	125,269
Plasmacare. Inc. (USA)	Bioscience	37,268	—	5,065	42,333
Grifols Australia Pty Ltd. (Australia) / Medion Diagnostics AG (Switzerland)	Diagnostic	9,385	—	328	9,713
Grifols Therapeutics, Inc. (USA)	Bioscience	1,611,331	—	218,984	1,830,315
Araclon Biotech, S.L. (Spain)	Diagnostic	6,000	—	—	6,000
Progenika Biopharma, S.A. (Spain)	Diagnostic	40,516	—	—	40,516
Grifols Diagnostic (Novartis) (USA, Switzerland and Hong Kong)	Diagnostic	—	988,404	117,242	1,105,646

		1,829,141	988,404	357,187	3,174,732

			(note 3(b))

Details of and movement in this caption of the consolidated balance sheet at 31 December 2015 are as follows:

		Thousands of Euros
		Balance at	Business		Translation	Balance at
	Segment	31/12/2014	Combination	Impairment	differences	31/12/2015
Net value

Grifols UK.Ltd. (UK)	Bioscience	8,822	—	—	540	9,362
Grifols Italia.S.p.A. (Italy)	Bioscience	6,118	—	—	—	6,118
Biomat USA, Inc. and Plasmacare, Inc. (USA)	Bioscience	167,602	—	—	19,305	186,907
Grifols Australia Pty Ltd. (Australia) / Medion Diagnostics AG (Switzerland)	Diagnostic	9,713	—	—	248	9,961
Grifols Therapeutics, Inc. (USA)	Bioscience	1,830,315	—	—	210,822	2,041,137
Araclon Biotech, S.L. (Spain)	Diagnostic	6,000	—	—	—	6,000
Progenika Biopharma, S.A. (Spain)	Diagnostic	40,516	—	—	—	40,516
Grifols Diagnostic (Novartis) (USA, Switzerland and Hong Kong)	Diagnostic	1,105,646	—	—	126,712	1,232,358
VCN Bioscience, S.L. (Spain)	Bioscience	—	2,590	(2,590)	—	—

		3,174,732	2,590	(2,590)	357,627	3,532,359

			(note 3(a))

Impairment testing:

As a result of the acquisition of Talecris in 2011, and for impairment testing purposes, the Group combines the CGUs allocated to the Bioscience segment, grouping them together at segment level, because substantial synergies were expected to arise on the acquisition of Talecris, and due to the vertical integration of the business and the lack of an independent organised market for the products. Because the synergies benefit the Bioscience segment globally they cannot be allocated to individual CGUs. The Bioscience segment represents the lowest level to which goodwill is allocated and is subject to control by Group management for internal control purposes.

Due to the acquisition of Novartis’ Diagnostic business unit in 2014, the Group has decided to group Araclon, Progenika and Australia into a single CGU for the Diagnostic business since the recent acquisition will support not

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

only the vertically integration business but also cross-selling opportunities. In addition, for management purposes, the Group’s management is focused on the business more than geographical areas or individual companies.

The CGUs established by Management are:

•                  Bioscience

•                  Diagnostic

The recoverable amount of the Bioscience CGU was calculated based on its value in use calculated as the present value of the future cash flows discounted at a discount rate considering the related inherent risk.

The recoverable amount of the Diagnostic CGU was calculated based on its fair value less costs of disposal calculated as the present value of the future cash flows discounted at a discount rate considering the related inherent risk.

This value in use and fair value less costs of disposal calculations use cash flow projections for five years based on the financial budgets approved by management. Cash flows estimated as of the year in which stable growth in the CGU has been reached are extrapolated using the estimated growth rates indicated below.

The key assumptions used in calculating impairment of the CGUs for 2014 were as follows:

	Perpetual Growth rate	Pre-tax discount rate

Bioscience	2%	8,20%
Diagnostic	2%	9,00%

The key assumptions used in calculating impairment of the CGUs for 2015 have been as follows:

	Perpetual Growth rate	Pre-tax discount rate

Bioscience	2%	9,10%
Diagnostic	2%	10,80%

Management determined budgeted gross margins based on past experience, investments in progress which would imply significant growth in production capacity and its forecast international market development. Perpetual growth rates are coherent with the forecasts included in industry reports. The discount rate used reflects specific risks related to the CGU.

As the acquisition of  Novartis diagnostic unit is a recent transaction and as the recoverable amount of the Bioscience CGU is much higher than the carrying amount of the Bioscience segment’s net assets, specific information from the impairment test sensitivity analysis is not included.

At 31 December 2015 Grifols’ stock market capitalisation totals Euros 12,993 million (Euros 10,723 million at 31 December 2014).

(8)         Other Intangible Assets

Details of other intangible assets and movement during the years ended 31 December 2015 and 2014 are included in Appendix III, which forms an integral part of these notes to the consolidated annual accounts.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Intangible assets acquired from Talecris mainly include currently marketed products. Identifiable intangible assets correspond to Gamunex and have been recognised at fair value at the acquisition date of Talecris and classified as currently marketed products. Intangible assets recognised comprise the rights on the Gamunex product, its commercialisation and distribution license, trademark, as well as relations with hospitals. Each of these components are closely linked and fully complementary, are subject to similar risks and have a similar regulatory approval process.

Intangible assets acquired from Progenika mainly include currently marketed products. Identifiable intangible assets correspond to blood, immunology and cardiovascular genotyping. These assets have been recognised at fair value at the acquisition date of Progenika and classified as currently marketed products (see note 3(c)).

The cost and accumulated amortisation of currently marketed products acquired from Talecris and Progenika at 31 December 2014 is as follows:

	Thousands of Euros
	Balance at		Translation	Balance at
	31/12/2013	Additions	differences	31/12/2014
Cost of currently marketed products - Gamunex	870,133	—	118,253	988,386
Cost of currently marketed products - Progenika	23,792	—	—	23,792
Accumulated amortisation of currently marketed products - Gamunex	(74,928)	(29,875)	(13,254)	(118,057)
Accumulated amortisation of currently marketed products - Progenika	(1,983)	(2,376)	—	(4,359)

Carrying amount of currently marketed products	817,014	(32,251)	104,999	889,762

The cost and accumulated amortisation of currently marketed products acquired from Talecris and Progenika at 31 December 2015 is as follows:

	Thousands of Euros
	Balance at		Translation	Balance at
	31/12/2014	Additions	differences	31/12/2015
Cost of currently marketed products - Gamunex	988,386	—	113,846	1,102,232
Cost of currently marketed products - Progenika	23,792	—	—	23,792
Accumulated amortisation of currently marketed products - Gamunex	(118,057)	(35,697)	(14,643)	(168,397)
Accumulated amortisation of currently marketed products - Progenika	(4,359)	(2,379)	—	(6,738)

Carrying amount of currently marketed products	889,762	(38,076)	99,203	950,889

The estimated useful life of the currently marketed products acquired from Talecris is considered limited, has been estimated at 30 years on the basis of the expected life cycle of the product (Gamunex) and is amortised on a straight-line basis.

At 31 December 2015 the residual useful life of currently marketed products is 25 years and 5 months (26 years and 5 months at 31 December 2014).

The estimated useful life of the currently marketed products acquired from Progenika is considered limited, has been estimated at 10 years on the basis of the expected life cycle of the product and is amortised on a straight-line basis.

At 31 December 2015 the residual useful life of currently marketed products acquired from Progenika is 7 years and 2 months (8 years and 2 months at 31 December 2014).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(a)         Self — constructed intangible assets

At 31 December 2015 the Group has recognised Euros 10,497 thousand as self-constructed intangible assets (Euros 12,759 thousand at 31 December 2014).

(b)         Purchase commitments

At 31 December 2015 the Group has intangible asset purchase commitments amounting to Euros 709 thousand (Euros 348 thousand at 31 December 2014).

(c)          Intangible assets with indefinite useful lives and other intangible in progress

At 31 December 2015 the Group has plasma centre licenses with indefinite useful lives under intangible assets for a carrying amount of Euros 29,119 thousand (Euros 26,177 thousand at 31 December 2014).

The Group has also an amount of Euros 24,499 thousand as development costs in progress (Euros 22,175 thousand at 31 December 2014).

The Group has recognised an amount of Euros 64,060 thousand at 31 December 2015 (Euros 40,539 thousand at 31 December 2014) corresponding to payments relating to license rights due to the Aradigm acquisition (see note 10).

(d)         Losses on disposal of intangible assets

Total losses incurred on disposals of intangible assets in 2015 amount to Euros 265 thousand (losses of Euros 5.5 million in 2014).

(e)          Impairment testing

Indefinite-lived intangible assets have been allocated to the cash-generating unit (CGU) of the Bioscience segment. These assets have been tested for impairment together with goodwill (see note 7).

Impairment testing has been analysed for each of the intangible assets in progress by calculating its   recoverable amount based on their fair value.

(9)         Property, Plant and Equipment

Details of property, plant and equipment and movement in the consolidated balance sheet at 31 December 2015 and 2014 are included in Appendix IV, which forms an integral part of this note to the consolidated annual accounts.

Property, plant and development under construction at 31 December 2015 and 2014 mainly comprise investments made to extend the companies’ equipment and to increase their productive capacity.

The additions to property, plant and equipment relate mainly to the repurchase from related parties of industrial assets in the United States and Spain for a total amount of Euros 232 million (US Dollars 263 million) and Euros 45 million, respectively (see note 31). The Group has exercised the options to purchase some of the assets at fair value included in the corresponding sales and leaseback agreements.

In 2015, the Group sold a building acquired in 2014 to a related party for an amount of Euros 12 million, which corresponds to its acquisition price (see note 31).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(a)         Insurance

Group policy is to contract sufficient insurance coverage for the risk of damage to property, plant and equipment. At 31 December 2015 the Group has a combined insurance policy for all Group companies, which more than adequately covers the carrying amount of all the Group’s assets.

(b)         Losses on disposal of property, plant and equipment

Total losses incurred on disposals of property, plant and equipment for 2015 amount to Euros 6.529 million (Euros 1 million in 2014).

(c)          Assets under finance lease

The Group had contracted the following types of property, plant and equipment under finance leases at 31 December 2014:

	Thousands of Euros
		Accumulated
	Cost	depreciation	Carrying amount

Land and buildings	2,642	(908)	1,734
Plant and machinery	34,048	(14,120)	19,928

	36,690	(15,028)	21,662

The Group has contracted the following types of property, plant and equipment under finance leases at 31 December 2015:

	Thousands of Euros
		Accumulated
	Cost	depreciation	Carrying amount

Land and buildings	2,089	(1,102)	987
Plant and machinery	34,314	(15,971)	18,343

	36,403	(17,073)	19,330

Details of minimum lease payments and the present value of finance lease liabilities, disclosed by maturity date, are detailed in note 20 (c).

During 2014, the Group signed a sale and leaseback contract for some plasma centers with the non-related company Store Capital Acquisitions, LLC (see note 9(f)).

(d)         Self — constructed property, plant and equipment

At 31 December 2015 the Group has recognised Euros 61,721 thousand as self -constructed property, plant and equipment (Euros 43,041 thousand at 31 December 2014).

(e)          Purchase commitments

At 31 December 2015 the Group has property, plant and equipment purchase commitments amounting to Euros 48,649 thousand (Euros 44,661 thousand at 31 December 2014).

(f)           Sale and leaseback of buildings

Sale and leaseback of Plasma Centers

On 19 September 2014, the Group signed a contract for the sale and leaseback of eight plasma centers owned by Grifols Shared Services North America, Inc. (formerly Grifols Inc.) to Store Capital Acquisitions, LLC (hereinafter “the lessor”). The transaction includes mainly land and buildings.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The leaseback has been classified as an operating lease. The sale price was US Dollars 18.5 million (Euros 13.6 million) which has been collected in cash. As a result of the transaction, the Group recognised a net profit of Euros 481 thousand. The prices paid for the properties were established based on appraisals made by independent appraisers.

The main terms of the operating lease contract for the building are as follows:

•                  Compulsory initial lease term: fifteen years

•                  The annual rent was established at US Dollars 1,391thousand for all plasma centers during first year, with annual increases of 2.5% or 1.5 times inflation rate.

•                  Option to extend the lease by a five-year period at the discretion of the Grifols Group up to a maximum of twenty years.

The rental expense incurred by the Group in 2015 for the operating lease contracts amounted to Euros 1,244 thousand (Euros 274 thousand in 2014).

(g)         Impairment

A group of assets forming part of the Hospital segment has been tested for impairment due to the decrease in the results of the segment and no impairment has been observed. The recoverable amount of the aforementioned assets is calculated based on the fair value less cost of disposal, using cash flow projections based on five-year financial budgets approved by management. Cash flows estimated as of the year in which stable growth has been reached by the assets are extrapolated using a pre-tax discount rate of 10.1% and a perpetual growth rate of 2% (10.5% and 2% respectively in fiscal year 2014).

(10)  Equity Accounted Investees

Details of this caption in the consolidated balance sheet at 31 December 2015 and 2014 are as follows:

		Thousands of		Thousands of
		Euros		Euros
	% ownership	31/12/2015	% ownership	31/12/2014

Aradigm Corporation	35.00%	19,799	35.00%	23,689
TiGenix N.V.	19.28%	7,199	21.30%	8,545
Kiro Robotics, S.L.	50.00%	15,608	50.00%	22,062
Alkahest, Inc.	47.58%	34,122	—	—

		76,728		54,296

The Group has determined that it has significant influence or joint control over these investments and has not considered any of them as material.

An aggregate summary of the impact on the consolidated statement of profit or loss and consolidated statement of comprehensive income is as follows:

	Thousands of Euros
	31/12/2015	31/12/2014	31/12/2013

Profit / (Loss)
Consolidated statement of profit or loss	(8,280)	(6,582)	(1,165)
Other consolidated comprehensive income	2,673	1,287	(359)

	(5,607)	(5,295)	(1,524)

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Alkahest, Inc.

On March 4, 2015, the Group has acquired 47.58% of the equity of Alkahest, Inc. (“Alkahest”) for Euros 33 million (US Dollar 37.5 million) in the form of a cash payment in exchange for 47.58% of Alkahest’s shares following the closing of the transaction. In addition Grifols will provide a further payment of US Dollar 12.5 million as collaboration fees and fund the development of plasma-based products, which may be commercialized by the Group throughout the world. Alkahest will receive milestone payments and royalties on sales of such products by Grifols.

Kiro Robotics

On 19 September 2014 the Group subscribed a capital increase of the company Kiro Robotics, S.L. (“Kiro Robotics”) for an amount of Euros 21 million, which represents 50% of the voting and economic rights of Kiro Robotics. The capital increase has been paid by means of a monetary contribution.

Grifols has also entered into a joint venture & shareholders’ agreement (the “Joint Venture Agreement”) with Kiro Robotics’ partners: Mondragon Innovacion S.P.E, S.A.; Mondragon Assembly, S.Coop. and Agrupación de Fundición y Utillaje, S.Coop.. This agreement governs, among other matters, the capital increase subscribed by Grifols and the managing and governing bodies of Kiro Robotics, whether these are the Board of Directors or any other internal managing and governing bodies.

The Joint Venture foresees that the shareholders shall comply with a lock-up period of four years from the signing of the Joint Venture Agreement. At the end of this period, any transfer of shares will be subject to the usual limitations in this kind of transactions, including call or put options, preferential acquisition rights, and tag-along and drag-along rights.

Kiro Robotics is a Spanish company with registered office in Mondragon/Arrasate, Guipúzcoa, founded in 2011 as a spin-off of the Corporación Mondragon medical division. Kiro Robotics develops technologies that improve the efficiency, safety and service quality in the compounding of intravenous medication in hospital pharmacies. Its product, Kiro Oncology, means that a new generation of robots is able to automatically prepare intravenous medication for chemotherapy treatments.

In addition to marketing these products worldwide, from January 2016 Grifols will directly distribute them in Spain, Portugal and Latin America.

Currently, Kiro Robotics has a multidisciplinary team of experienced professionals in automation, engineering and hospital pharmacy, dedicated to the development, validation and manufacturing of new products and applications in this field and also to customer servicing.

This transaction is included in the Hospital division.

The acquisition of Kiro Robotics gives rise to a joint control business which is accounted for as an “Investment in equity-accounted investee”, as none of the shareholders control the decisions regarding relevant activities nor the governing bodies of the company.

Aradigm Corporation

On 20 May 2013 the Group announced the signing of a worldwide exclusive licensing agreement with Aradigm Corporation to develop and commercialise Pulmaquin and Lipoquin, on the condition that Grifols, S.A. would participate in the capital increase.

On 27 August 2013 the Group acquired a 35% interest in Aradigm Corporation for a total of US Dollars 26 million (Euros 20.6 million) and, therefore, the exclusive worldwide licensing agreement to develop and commercialise Pulmaquin and Lipoquin became effective. All shares have the same voting and economic rights.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Aradigm’s headquarters are based in Hayward, California, and its shares trade in the Nasdaq OTC BB market.

Pulmaquin and Lipoquin are inhaled ciprofloxacin formulations for the treatment of severe respiratory diseases, including non-cystic fibrosis bronchiectasis. Aradigm has completed phase 2b clinical trials with Pulmaquin and Lipoquin in bronchiectasis patients.

Aradigm has been granted orphan drug designation for liposomal ciprofloxacin for cystic fibrosis in the US and the EU and for the combination of liposomal ciprofloxacin and free ciprofloxacin for bronchiectasis in the US.

Grifols and Aradigm have agreed to advance the formulations of Pulmaquin and Lipoquin into phase III clinical trials in bronchiestasis.

Pulmaquin will complement Grifols’ existing pulmonary business activity.

Grifols will be responsible for all development and clinical expenses up to a maximum of US Dollars 65 million for the bronchiectasis indication. In addition, Aradigm will also be entitled to receive cash payments of up to a maximum of US Dollars 25 million from Grifols, upon achievement of development milestones. Grifols will be responsible for all commercialisation activities and will pay Aradigm royalties on worldwide sales of products.  In relation to this agreement, Grifols paid an amount of US Dollars 13 million (Euros 9 million) as upfront licensing fees, which was capitalised under “Other intangible assets” at 31 December 2013. During fiscal year 2014 and 2015, additional payments have been made and the amount capitalised under other intangible assets amounts to Euros 40.5 million and 64.0 million respectively (see note 8(c)).

The acquisition of Aradigm is accounted for as an “Investment in equity-accounted investee”, as Grifols does not control the decisions regarding relevant activities nor the governing bodies of the company.

TiGenix N.V.

On 19 November 2013, the Group company Gri-Cel, S.A., acquired 21.3%, through the subscription of a capital increase with exclusion of preferential subscription right, of the biotechnology company TiGenix N.V.  (hereinafter TiGenix), which is listed on NYSE Euronext Brussels (TIG), with head office in Lovaina and offices in Madrid and Sittard-Geleen (the Netherlands). During 2015, TiGenix carried out two capital increases that Grifols has not subscribed. After these capital increases Grifols interest decreases to 19,28%. Despite this decreased investment, the Group continues to hold significant influence.

TiGenix holds a 100% interest in TiGenix, S.A. (formerly Cellerix, S.A.), which engages in research and development of stem cells taken from fatty tissue. Phase III clinical trials are currently at an advanced stage for the treatment of complex perianal fistulas in patients with Crohn’s disease (“Cx601”), and the product achieved orphan drug status from the European Medicines Agency.

The price paid for 21.30% of TiGenix was Euros 12 million.

On March 6, 2015 the Group subscribed Euros 25 million of convertible bonds issued by TiGenix (see note 11).

(11)  Financial Assets

Details of non-current financial assets on the consolidated balance sheet at 31 December 2015 and 2014 are as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Thousands of Euros
	31/12/2015	31/12/2014

Non-current deposits and guarantees	4,033	4,356
Loan to associates (note 31)	25,000	300
Other non-current financial assets	1,355	4,355

Total non-current financial assets	30,388	9,011

On March 6, 2015, our subsidiary, Grifols Worldwide Operations Limited, subscribed Euros 25 million aggregate principal amount of 9% convertible bonds due 2018 issued by TiGenix. The Group indirectly owns 19.28% of the common stock of TiGenix. Interest on the convertible bonds is payable on September 6 and March 6 of each year, and as of the date of these consolidated annual accounts, TiGenix had paid us an amount of Euros 1,125 thousand on the convertible bonds.

During the periods or upon the events described in the indenture governing the convertible bonds, the convertible bonds are convertible into common stock of TiGenix. As of the date of these consolidated annual accounts, the conversion rate was 106,224.77 shares of TiGenix common stock per Euros 100,000 principal amount of convertible bonds.

Details of other current financial assets on the consolidated balance sheet at 31 December 2015 and 2014 are as follows:

	Thousands of Euros
	31/12/2015	31/12/2014

Deposits and guarantees	509	476
Current loans to third parties	30	26
Current loans to associates	755

Total other current financial assets	1,294	502

(12)  Inventories

Details of inventories at 31 December 2015 and 2014 are as follows:

	Thousands of Euros
	31/12/2015	31/12/2014

Goods for resale	180,516	141,956
Raw materials and supplies	366,627	342,747
Work in progress and semi-finished goods	610,592	499,302
Finished goods	296,270	225,940

	1,454,005	1,209,945

Less, inventory provision	(22,614)	(15,888)

	1,431,391	1,194,057

Movement in the inventory provision was as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Thousands of Euros
	31/12/2015	31/12/2014	31/12/2013

Balance at 1 January	15,888	31,919	44,741

Net charge for the year	6,099	(15,016)	(10,030)
Business combinations	—	2,201	—
Net cancellations for the year	(195)	(4,421)	(528)
Translation differences	822	1,205	(2,264)

Balance at 31 December	22,614	15,888	31,919

(13)  Trade and Other Receivables

Details at 31 December 2015 and 2014 are as follows:

	Thousands of Euros
	31/12/2015	31/12/2014
Trade receivables	375,546	514,844
Receivables from associates (note 31)	70	33
Bad debt provision (note 30)	(13,210)	(14,092)
Trade receivables	362,406	500,785
Other receivables	25,880	12,314
Personnel	379	463
Advances for fixed assets	0	2,620
Other advances	6,178	4,826
Taxation authorities, VAT recoverable	25,112	11,317
Other public entities	2,971	3,830

Other receivables	60,520	35,370
Current income tax assets	60,270	79,593

	483,196	615,748

Other receivables

During 2015, 2014 and 2013 certain companies of the Grifols Group have sold receivables from several public entities, without recourse, to certain financial institutions. Under some of these contracts, the Group receives an initial payment which usually amounts to 90% of the nominal amount of the receivables sold less the associated sale and purchase costs. The deferred collection (equivalent to the rest of the nominal amount) will be made by the Group once the financial institution has collected the nominal amount of the receivables (or the interest, if the balances are received after more than 36 months, depending on the terms of each particular contract) and this amount is recognised in the balance sheet as a balance receivable from the financial institution. The deferred amount (equivalent to the continuing involvement) totals Euros 4,520 thousand at 31 December 2015 (Euros 5,434 thousand at 31 December 2014), which does not differ significantly from its fair value and coincides with the amount of maximum exposure to losses. The financial institution makes the initial payment when the sale is completed and therefore, the bad debt risk associated with this part of the nominal amount of the receivables is transferred. The Group has transferred the credit risk and control of the receivables to certain financial institutions and has therefore derecognised the asset transferred, as the risks and rewards inherent to ownership have not been substantially retained.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Certain foreign Group companies have also entered into a contract to sell receivables without recourse to various financial institutions.

Total balances receivable without recourse sold to financial institutions through the aforementioned contracts in 2015 amount to Euros 787 million (Euros 465 million in 2014).

The finance cost of these operations for the Group totals approximately Euros 6,512 thousand which has been recognised under finance result in the consolidated statement of profit or loss for 2015 (Euros 6,271 thousand in 2014 and Euros 6,972 thousand in 2013) (see note 26).

Details of balances with related parties are shown in note 31.

(14)  Cash and Cash Equivalents

Details of this caption of the consolidated balance sheet at 31 December 2015 and 2014 are as follows:

	Thousands of Euros
	31/12/2015	31/12/2014

Current deposits	404,301	288,649
Cash in hand and at banks	738,199	790,497

Total cash and cash equivalents	1,142,500	1,079,146

(15)  Equity

Details of consolidated equity and movement are shown in the consolidated statement of changes in equity.

(a)         Share capital

On 4 December 2012, the shareholders of Grifols approved a share capital increase through the issue of 16,328,212 new Class B non-voting shares, with a charge to voluntary reserves. This issue was executed in a public deed on 4 January 2013 and the shares were admitted for trading on the four Spanish stock exchanges and the Spanish Automated Quotation System on 14 January 2013.

On 16 April 2013 Grifols increased its share capital by issuing 884,997 Class B non-voting shares of Euros 0.10 par value each, with a share premium of Euros 23.02 per share. Therefore, the total amount of the share capital increase has been Euros 20,461 thousand, of which Euros 88 thousand corresponds to the par value and Euros 20,373 thousand to share premium. The board of directors has agreed to suppress the pre-emptive subscription rights in connection with the share capital increase.

The aforementioned share capital increase had enabled Grifols to return to the lender the non-voting shares to comply with the commitment with the vendors of Progenika shares pursuant to the provisions of the share loan agreement signed in February 2013 (see note 3 (c)).

At 31 December 2015, the Company’s share capital amounts to Euros 119,603,705 and comprises:

•      Class A shares: 213,064,899 ordinary shares of Euros 0.50 par value each, subscribed and fully paid and of the same class and series.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

•      Class B shares: 130,712,555 non-voting preference shares of 0.10 Euros par value each, of the same class and series, and with the preferential rights set forth in the Company’s by-laws.

The main characteristics of the Class B shares are as follows:

•      Each Class B share entitles its holder to receive a minimum annual preferred dividend out of the distributable profits at the end of each year equal to Euros 0.01 per Class B share provided that the aggregate preferred dividend does not exceed the distributable profits of that year and a distribution of dividends has been approved by the Company’s shareholders. This preferred dividend is not cumulative if sufficient distributable profits are not obtained in the period.

•      Each Class B share is entitled to receive, in addition to the above-mentioned preferred dividend, the same dividends and other distributions as for one Grifols ordinary share.

•      Each Class B share entitles the holder to its redemption under certain circumstances, if a takeover bid for all or part of the shares in the Company has been made, except if holders of Class B shares have been entitled to participate in the bid on the same terms as holders of Class A shares. The redemption terms and conditions reflected in the Company’s by-laws limit the amount that may be redeemed, requiring that sufficient distributable reserves be available, and limit the percentage of shares to be redeemed in line with the ordinary shares to which the bid is addressed.

•      In the event the Company were to be wound up and liquidated, each Class B share entitles the holder to receive, before any amounts are paid to holders of ordinary shares, an amount equal to the sum of (i) the par value of the Class B share, and (ii) the share premium paid for the Class B share when it was subscribed. In addition to the Class B liquidation preference amount, each holder is entitled to receive the same liquidation amount that is paid for each ordinary share.

These shares are freely transferable.

Since 23 July 2012 the ADSs (American Depositary Shares) representing Grifols’ Class B shares (non-voting shares) have had an exchange ratio of 1:1 in relation to Class B shares, ie.1 ADS represents 1 Class B share. The previous rate was 2 ADS per 1 Class B share.

The Company’s knowledge of its shareholders is based on information provided voluntarily or in compliance with applicable legislation. According to the information available to the Company, there are no interests representing more than 10% of the Company’s total capital at 31 December 2015 and 2014.

At 31 December 2015 and 2014, the number of outstanding shares is equal to the total number of Company shares, less treasury stock.

On 4 January 2016 the Company’s new shares resulting from the share split ruling on 3 December 2015 by the Company’s board of directors (relevant event nº 231793) will start to be traded in accordance with the delegation of authorities by the shareholders at the general shareholders’ meeting held on 29 May 2015. This share split entails that the nominal value of the new Class A shares will be Euro 0.25 per share (previously Euro 0.50 per share), whilst the nominal value of the new Class B shares will be Euro 0.05 per share (previously Euro 0.10 per share) (see note 34).

Movement in outstanding shares during 2014 is as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Class A shares	Class B shares

Balance at 1 January 2014	213,064,899	130,711,902
(Acquisition) / disposal of treasury stock (note 15 (d))	(1,967,265)	(5,000)
Balance at 31 December 2014	211,097,634	130,706,902

Movement in outstanding shares during 2015 is as follows:

	Class A shares	Class B shares
Balance at 1 January 2015	211,097,634	130,706,902
(Acquisition) / disposal of treasury stock (note 15 (d))	1,967,265	(2,013,632)
Balance at 31 December 2015	213,064,899	128,693,270

(b)         Share premium

Movement in the share premium is described in the consolidated statement of changes in equity, which forms an integral part of this note to the consolidated annual accounts.

(c)          Reserves

The drawdown of accumulated gains is subject to legislation applicable to each of the Group companies. At 31 December 2015, Euros 42,762 thousand equivalent to the carrying amount of development costs pending amortisation of certain Spanish companies (Euros 43,540 thousand at 31 December 2014) (see note 8) are, in accordance with applicable legislation, restricted reserves which cannot be distributed until these development costs have been amortised.

In May 2014 Araclon Biotech, S.L. increased capital by an amount of Euros 5 million. As a result, the Group increased its investment from 61.12% to 66.15%. The difference between the share capital increase carried out by the Group and the non-controlling interest was recognised as a Euros 1.7 million decrease in reserves.

In June 2015 Araclon Biotech, S.L. increased capital by an amount of Euros 6 million. As a result, the Group has increased its investment from 66.15% to 70.83%. The difference between the share capital increase carried out by the Group and the non-controlling interest has been recognised as a Euros 1.77 million decrease in reserves.

In May 2015 the company sold 1,967,265 treasury stocks (Class A Shares), generating a profit of Euros 2 million, recognized in reserves.

At 31 December 2015 and 2014 reserves include the IFRS-EU first-time adoption revaluation reserves and legal reserve of certain Group companies.

Legal reserve

Companies in Spain are obliged to transfer 10% of each year’s profits to a legal reserve until this reserve reaches an amount equal to 20% of share capital. This reserve is not distributable to shareholders and may only be used to offset losses if no other reserves are available. Under certain conditions it may be used to increase share capital provided that the balance left on the reserve is at least equal to 10% of the nominal value of the total share capital after the increase.

At 31 December 2015 and 2014 the legal reserve of the Company amounts to Euros 23,921 thousand.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Distribution of the legal reserves of Spanish companies is subject to the same restrictions as those of the Company and at 31 December 2015 the balance of the legal reserve of other Spanish companies amounts to Euros 1,521 thousand (Euros 1,504 thousand at 31 December 2014).

Other foreign Group companies have a legal reserve amounting to Euros 578 thousand at 31 December 2015 (Euros 587 thousand at 31 December 2014).

(d)             Treasury stock

Movement in Class A treasury stock during 2014 is as follows:

	No. of Class A shares	Thousands of Euros
Balance at 1 January 2014	—	—
Acquisition of Class A shares	1,967,265	69,134
Balance at 31 December 2014	1,967,265	69,134

Movement in Class B treasury stock during 2014 is as follows:

	No. of Class B shares	Thousands of Euros
Balance at 1 January 2014	653	—
Acquisition of Class B shares	5,000	118
Balance at 31 December 2014	5,653	118

Movement in Class A treasury stock during 2015 is as follows:

	No. of Class A shares	Thousands of Euros
Balance at 1 January 2015	1,967,265	69,134
Disposal of Class A shares	(1,967,265)	(69,134)
Balance at 31 December 2015	—	—

Movement in Class B treasury stock during 2015 is as follows:

	No. of Class B shares	Thousands of Euros
Balance at 1 January 2015	5,653	118
Acquisition of Class B shares	2,014,285	58,457
Disposal of Class B shares	(653)	—
Balance at 31 December 2015	2,019,285	58,575

The Parent held Class A and B treasury stock equivalent to 0.17% of its capital at 31 December 2015 (0.82% at 31 December 2014).

(e)          Distribution of profit

The profits of Grifols, S.A. and subsidiaries will be distributed as agreed by respective shareholders at their general meetings.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The proposed distribution of profit of the Parent Grifols, S.A. for the years ended 31 December 2015 and the distribution approved for the year 2014 is as follows:

	Thousands of Euros
	31/12/2015	31/12/2014

Legal Reserve	—	—
Voluntary reserve	28,898	17,096
Dividends	212,858	188,101
Profit of the Parent	241,756	205,197

The following dividends were paid in 2015:

	31/12/2015
	% of par value	Euros per share	Thousands of Euros

Ordinary shares	59%	0.30	62,873
Non-voting shares	295%	0.30	37,976
Non-voting shares (preferred dividend)	10%	0.10	1,307
Total dividends paid			102,157

	31/12/2015
	% of par value	Euros per share	Thousands of Euros

Ordinary shares (interim dividend)	70%	0.35	74,573
Non-voting shares (interim dividend)	350%	0.35	45,043
Total interim dividends paid			119,615

The following dividends were paid in 2014:

	31/12/2014
	% of par value	Euros per share	Thousands of Euros

Ordinary shares	40%	0.20	42,613
Non-voting shares	200%	0.20	26,143
Non-voting shares (preferred dividend)	10%	0.01	1,307
Total dividends paid			70,063

	31/12/2014
	% of par value	Euros per share	Thousands of Euros

Ordinary shares (interim dividend)	50%	0.25	53,266
Non-voting shares (interim dividend)	250%	0.25	32,678
Total interim dividends paid			85,944

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

At the meeting held on 23 October 2015, the Board of Directors of Grifols approved the distribution of interim dividend for 2015 of Euros 0.35 for each Class A and B share, recognizing a total of Euros 119.615 thousand as interim dividend.

At the general meeting held on 20 October 2014, the Board of Directors of Grifols approved the distribution of interim dividend for 2014 of Euros 0.25 for each Class A and B share, recognizing a total of Euros 85.944 thousand as interim dividend.

These amounts to be distributed did not exceed the profits generated by the Company since the end of the last reporting period, less the estimated income tax payable on these profits, in accordance with article 277 of the Revised Spanish Companies Act.

The Statement of Liquidity for Distribution of Interim Dividend of Grifols, S.A. prepared in accordance with legal requirements and which shows the existence of sufficient liquidity to be able to distribute the aforementioned interim dividend is provided in Appendix V.

At a general meeting held on 29 May 2015 the shareholders approved the distribution of a preferred dividend of Euros 0.01 for every Class B non-voting share.

The distribution of the profit for the year ended 31 December 2014 and 2013 is presented in the consolidated statement of changes in equity.

(f)           Cash flow hedges

In June and October 2011 Grifols contracted variable to fixed interest-rate swaps for initial nominal amounts of US Dollars 1,550 million and Euros 100 million, respectively, to hedge interest-rate risk on its senior debt. The Group has recognized these financial derivatives as cash flow hedges (see notes 5 (a) and 30).

Ineffective cash flow hedges recognized as finance income and cost in the consolidated statement of profit or loss (consolidated statement of comprehensive income) for 2015 amount to Euros 88 thousand (Euros 85 thousand in 2014).

(g)         Restricted Share Unit Compensation

For the 2014 bonus, payable in 2015 the Group has set up a Restricted Share Unit Retention Plan (hereinafter RSU) for certain employees (see note 29). This commitment will be settled using equity instruments and the cumulative accrual amounts to Euros 3,399 thousand, net of tax.

(16)  Earnings Per Share

The calculation of basic earnings per share is based on the profit for the year attributable to the shareholders of the Parent divided by the weighted average number of ordinary shares in circulation throughout the year, excluding treasury stock.

Details of the calculation of basic earnings per share are as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Thousands of Euros
	31/12/2015	31/12/2014	31/12/2013

Profit for the year attributable to shareholders of the Parent (thousands of Euros)	532,145	470,253	345,551
Weighted average number of ordinary shares outstanding	685,283,873	685,344,936	681,010,595
Basic earnings per share (Euros per share)	0.78	0.69	0.51

The weighted average of the ordinary shares outstanding (basic) has been calculated taking into consideration the share split carried out on 4 January 2016 as follows:

	Number of shares
	31/12/2015	31/12/2014	31/12/2013
Issued shares outstanding at 1 January	685,344,935	687,554,908	685,417,646
Effect of shares issued	—	—	1,255,968
Effect of treasury stock	(61,062)	(2,209,972)	(5,663,019)

Average weighted number of ordinary shares outstanding (basic) at 31 December	685,283,873	685,344,936	681,010,595

Diluted earnings per share are calculated by dividing profit for the year attributable to shareholders of the Parent by the weighted average number of ordinary shares in circulation considering the diluting effects of potential ordinary shares. At 31 December 2014 and 2013 basic and diluted earnings per share are the same, as no potential diluting effects exist.

The Restricted Share Unit Retention Plan (RSU) granted in March 2015 and payable in shares, assumes the existence of dilutive potential shares. The calculation of diluted earnings per share has been calculared as follows:

	Thousands of Euros
	31/12/2015	31/12/2014	31/12/2013
Profit for the year attributable to shareholders of the Parent (thousands of Euros)	532,145	470,253	345,551
Weighted average number of ordinary shares outstanding (diluted)	685,658,983	685,344,936	681,010,595
Diluted earnings per share (Euros per share)	0.78	0.69	0.51

The weighted average number of ordinary shares outstanding (diluted) has been calculated as follows:

	Number of shares
	31/12/2015	31/12/2014	31/12/2013

Issued shares outstanding at 1 January	685,344,935	687,554,908	685,417,646
Effect of shares issued	—	—	1,255,968
Effect of RSU shares	375,110
Effect of treasury stock	(61,062)	(2,209,972)	(5,663,019)

Average weighted number of ordinary shares outstanding (diluted) at 31 December	685,658,983	685,344,936	681,010,595

(17)  Non-Controlling Interests

Details of non-controlling interests and movement at 31 December 2014 are as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Thousands of Euros
	Balance at			Translation	Balance at
	31/12/2013	Additions	Capital increases	differences	31/12/2014
Grifols (Thailand) Pte Ltd	1,554	190	—	212	1,956
Grifols Malaysia Sdn Bhd	701	162	—	48	911
Araclon Biotech, S.A.	812	(2,457)	1,741	—	96
Medion Grifols Diagnostic AG	(282)	(231)	—	(8)	(521)
GRI-CEI S/A Productos para transfusao	1,721	(20)	—	21	1,722
Progenika Biopharma, S.A.	1,115	(64)	—	(21)	1,030
Brainco Biopharma, S.L.	381	(725)	—	—	(344)
Abyntek Biopharma, S.L.	(60)	(25)	—	—	(85)
	5,942	(3,170)	1,741	252	4,765

Details of non-controlling interests and movement at 31 December 2015 are as follows:

	Thousands of Euros
			Business
			combinations/
	Balance at		Additions to	Capital	Translation	Balance at
	31/12/2014	Additions	consolidated Group	increases	differences	31/12/2015

Grifols (Thailand) Pte Ltd	1,956	763	—	—	(55)	2,664
Grifols Malaysia Sdn Bhd	911	234	—	—	(105)	1,040
Araclon Biotech, S.A.	96	(1,679)	—	1,766	—	183
Medion Grifols Diagnostic AG	(521)	169	—	—	(54)	(406)
GRI-CEI S/A Productos para transfusao	1,722	(165)	—	—	(411)	1,146
Progenika Biopharma, S.A.	1,030	74	—	—	(11)	1,093
Brainco Biopharma, S.L.	(344)	(29)	—	—	—	(373)
Abyntek Biopharma, S.L.	(85)	(8)	—	—	—	(93)
VCN Bioscience, S.L	—	(63)	(4)		—	(67)
	4,765	(704)	(4)	1,766	(636)	5,187

			(note 3(a))

(18)  Grants

Details are as follows:

	Thousands of Euros
	31/12/2015	31/12/2014

Capital grants	12,269	5,656
Interest rate grants (preference loans)	851	1,125

	13,120	6,781

Interest-rate grants (preference loans) reflect the implicit interest on loans extended by the Spanish Ministry of Science and Technology as these are interest free.

Grants of Euros 1,227 thousand have been transferred to the statement of profit and loss during the year at 31 December 2015 (Euros 849 thousand at 31 December 2014 and Euros 1,130 thousand at 31 December 2013).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(19)       Provisions

Details of provisions at 31 December 2015 and 2014 are as follows:

	Thousands of Euros
Non-current provisions (a)	31/12/2015	31/12/2014

Provisions for pensions and similar obligations	3,482	3,536
Other provisions	1,498	3,417
Non-current provisions	4,980	6,953

	Thousands of Euros
Current provisions (b)	31/12/2015	31/12/2014

Trade provisions	123,049	115,985
Current provisions	123,049	115,985

(a)         Non-current provisions

At 31 December 2015, 2014 and 2013 provisions for pensions and similar obligations mainly comprise a provision made by certain foreign subsidiaries in respect of labour commitments with certain employees.

Movement in provisions during 2013 is as follows:

	Thousands of Euros
	Balance at			Translation	Balance at
	31/12/2012	Net Charge	Cancellations	differences	31/12/2013
Non-current provisions	3,348	1,776	(854)	(68)	4,202
	3,348	1,776	(854)	(68)	4,202

Movement in provisions during 2014 is as follows:

	Thousands of Euros
	Balance at				Translation	Balance at
	31/12/2013	Net Charge	Cancellations	Reclassifications	differences	31/12/2014
Non-current provisions	4,202	2,427	(166)	427	63	6,953
	4,202	2,427	(166)	427	63	6,953

Movement in provisions during 2015 is as follows:

	Thousands of Euros
	Balance at				Translation	Balance at
	31/12/2014	Net Charge	Cancellations	Reclassifications	differences	31/12/2015
Non-current provisions	6,953	376	(1,598)	(600)	(151)	4,980
	6,953	376	(1,598)	(600)	(151)	4,980

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(b)        Current provisions

Movement in trade provisions during 2013 is as follows:

	Thousands of Euros
	Balance at	Business			Translation	Balance at
	31/12/2012	Combination	Net Charge	Cancellations	differences	31/12/2013
Trade provisions	55,139	37	418	(2,050)	(2,085)	51,459
	55,139	37	418	(2,050)	(2,085)	51,459
		(Note 3(c))

Movement in trade provisions during 2014 is as follows:

	Thousands of Euros
	Balance at	Business				Translation	Balance at
	31/12/2013	Combination	Net Charge	Cancellations	Reclasifications	differences	31/12/2014
Trade provisions	51,459	66,138	(15,946)	(3,664)	4,364	13,634	115,985
	51,459	66,138	(15,946)	(3,664)	4,364	13,634	115,985

		(Note 3(b))

Movement in trade provisions during 2015 is as follows:

	Thousands of Euros
	Balance at				Translation	Balance at
	31/12/2014	Net Charge	Cancellations	Reclasifications	differences	31/12/2015
Trade provisions	115,985	(2,562)	(6,123)	492	15,257	123,049
	115,985	(2,562)	(6,123)	492	15,257	123,049

(20)       Financial Liabilities

This note provides information on the contractual conditions of the loans obtained by the Group, which are measured at amortised cost, except the financial derivatives, which are measured at fair value. For further information on exposure to interest rate risk, currency risk and liquidity risk and the fair values of financial liabilities, please refer to note 30.

Details at 31 December 2015 and 2014 are as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Thousands of Euros
Financial liabilities	31/12/2015	31/12/2014

Non-current obligations (a)	781,416	679,069
Senior secured debt (b)	3,664,252	3,358,341
Other loans (b)	120,326	24,888
Finance lease liabilities (c)	5,852	9,275
Financial derivatives (note 30)	—	34,486
Other non-current financial liabilities (e)	25,808	48,571
Total non-current financial liabilities	4,597,654	4,154,630

Current obligations (a)	79,531	65,603
Senior secured debt (b)	74,165	52,402
Other loans (b)	27,002	36,562
Financial derivatives (note 30)	7,375	—
Finance lease liabilities (c)	5,656	8,234
Other current financial liabilities (e)	68,768	31,925
Total current financial liabilities	262,497	194,726

On 17 March 2014 the Group concluded the debt refinancing process of its debt. The total debt refinanced amounts to US Dollars 5,500 million (Euros 4,075 million) and represents Grifols entire debt, including the US Dollars 1,500 million bridge loan obtained for the acquisition of Novartis’ transfusional diagnostics unit. Following the refinancing process, Grifols’ debt structure consists of a US Dollars 4,500 million long-term loan with institutional investors and banks segmented in two tranches (Term Loan A and Term Loan B), and a US Dollars 1,000 million bond issuance (Senior Unsecured Notes).

On 28 October 2015 the Group has received an additional loan from the European Investment Bank up to Euros 100 million at a fixed interest rate for a tenor of ten years with a grace period of two years. The loan will be used to support some investments in R&D which are mainly focused on searching new applications for plasmatic proteins.

(a)         Senior Unsecured Notes

On 5 March 2014, Grifols Worldwide Operations Limited, a 100% subsidiary of Grifols, S.A., issued US Dollars 1,000 million Senior Unsecured Notes (the “Notes”) that will mature in 2022 and will bear annual interest at a rate of 5.25%. These notes replaced the Senior Unsecured Notes issued in 2011 amounting to US Dollars 1,100 million, with a maturity in 2018 and at interest rate of 8.25%. On 29 May 2014 the Notes have been admitted to listing in the Irish Stock Exchange.

The costs of refinancing Senior Unsecured Notes amounted to Euros 67.6 million, including the cost of cancellation. These costs were included as transaction costs together with other costs deriving from the debt issue and will be taken to profit or loss in accordance with the effective interest rate. Based on the analysis of the quantitative and qualitative factors, the Group concluded that the renegotiation of conditions of the Senior Unsecured Notes did not trigger a derecognition of the liability. Unamortised financing costs from the Senior Unsecured Notes amount to Euros 137 million at 31 December 2015 (Euros 145 million at 31 December 2014).

Details of movement in the Senior Unsecured Notes at 31 December 2014 are as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Thousands of Euros
	Opening				Closing
	outstanding		Redemption and	Translation	outstanding
	balance 01/01/14	Issue	repayments	differences	balance 31/12/14
Senior Unsecured Notes (nominal amount)	797,622	729,980	(807,932)	103,985	823,655
Total	797,622	729,980	(807,932)	103,985	823,655

Details of movement in the High Yield Senior Unsecured Notes at 31 December 2015 are as follows:

	Thousands of Euros
	Opening outstanding	Translation	Closing outstanding
	balance 01/01/15	differences	balance 31/12/15

Senior Unsecured Notes (nominal amount)	823,655	94,872	918,527
Total	823,655	94,872	918,527

At 31 December 2015 and 2014 the current obligations caption includes the issue of bearer promissory notes to Group employees, as follows:

31/12/2014
Promissory
			Nominal		notes		Interest
			amount of		subscribed	Buy back	pending accrual
		Maturity	promissory	Interest	(Thousands of	(Thousands	(Thousands of
	Issue date	date	notes (Euros)	rate	Euros)	of Euros)	Euros)
Issue of bearer promissory notes	05/05/14	05/05/15	3,000	4.25%	55,845	(273)	(780)

31/12/2014
Promissory
			Nominal		notes		Interest
			amount of		subscribed	Buy back	pending accrual
		Maturity	promissory	Interest	(Thousands of	(Thousands	(Thousands of
	Issue date	date	notes (Euros)	rate	Euros)	of Euros)	Euros)
Issue of bearer promissory notes	05/05/15	04/05/16	3,000	4.00%	68,778	(390)	(912)

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(b)        Loans and borrowings

Details of loans and borrowings at 31 December 2015 and 2014 are as follows:

					Thousands of Euros
					31/12/2015		31/12/2014
Credit	Currency	Interest rate	Date awarded	Maturity date	Amount extended	Carrying amount	Amount extended	Carrying amount
Senior debt - Tranche B	Euros	Euribor + 3%	27/02/2014	28/02/2021	400,000	389,000	400,000	393,000
Senior debt - Tranche A	US Dollars	Libor + 2.5%	27/02/2014	29/02/2020	642,969	558,579	576,559	540,524
Senior debt - Tranche B	US Dollars	Libor + 3%	27/02/2014	28/02/2021	2,965,308	2,903,114	2,676,880	2,630,035
Total senior debt					4,008,277	3,850,693	3,653,439	3,563,559
EIB Loan	Euros	2.70%	20/11/2015	20/11/2025	100,000	100,000	—	—
Revolving Credit	US Dollars	Libor + 2.5%	27/02/2014	27/02/2019	275,558	—	247,097	—

Other non-current loans	Euros	Euribor-Euribor+4%	10/07/2013	30/09/2024	33,000	20,326	49,800	24,888
Loan transaction costs					—	(186,441)	—	(205,218)
Non-current loans and borrowings					4,416,835	3,784,578	3,950,336	3,383,229

Senior debt - Tranche B	Euros	Euribor + 3%	27/02/2014	28/02/2021	(*)	4,000	(*)	4,000
Senior debt - Tranche A	US Dollars	Libor + 2.5%	27/02/2014	29/02/2020	(*)	44,204	(*)	25,224
Senior debt - Tranche B	US Dollars	Libor + 3%	27/02/2014	28/02/2021	(*)	29,852	(*)	26,769
Total senior debt					—	78,056	—	55,993
Other current loans		1.08%-14.50%			205,260	27,002	182,450	36,562
Loan transaction costs					—	(3,891)	—	(3,591)
Current loans and borrowings					205,260	101,167	182,450	88,964

(*) See amount granted under non-current debt

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Current loans and borrowings include accrued interest amounting to Euros 519 thousand as at 31 December 2015 (Euros 189 thousand at 31 December 2014).

On 17 March 2014 the Group refinanced its Senior Secured Debt. The new senior debt consists of a Term Loan A (“TLA”), which amounts to US Dollars 700 million with a 2.50% margin over US Libor and maturity in 2020 and a Term Loan B (“TLB”) that amounts to US Dollars 3,250  million and Euros 400 million with a 3.00% margin over Libor and Euribor respectively and maturity in 2021. Furthermore, the embedded floor included in the former senior debt, was terminated.

The present value discounted from cash flows under the new agreement, including costs for fees paid and discounted using the original effective interest rate differs by less than 10% of the present value discounted from cash flows remaining in the original debt, whereby the new agreement is not substantially any different to the original agreement.

The costs of refinancing the senior debt amounted to Euros 115.6 million. The termination of the embedded derivatives of the senior debt formed part of the refinancing and the resulting change in the fair values amounting to Euros 23.8 million reduced the financing cost. Based on the analysis of the quantitative and qualitative factors, the Group concluded that the renegotiation of conditions of the senior debt did not trigger a derecognition of the liability. Therefore, the net amount of the financing cost reduced the previous amount recognised and will form part of the amortised cost over the duration of the debt. Unamortised financing costs from the senior secured debt amount to Euros 190 million at 31 December 2015 (Euros 209 million at 31 December 2014).

The terms and conditions of the senior secured debt are as follows:

•                  Tranche A: Senior Debt Loan repayable in six years

•                  US Tranche A :

•                              Original Principal Amount of US Dollars 700 million.

•                              Applicable margin of 250 basis points (bp) linked to US Libor 1 month.

•                              No floor over US Libor.

Details of Tranche A by maturity at 31 December 2015 are as follows:

	US Tranche A
		Principal in thousands of US
	Currency	Dollars	Principal in thousands of Euros
Maturity
2016	US Dollars	48,125	44,204
2017	US Dollars	52,500	48,223
2018	US Dollars	52,500	48,223
2019	US Dollars	380,625	349,614
2020	US Dollars	122,500	112,519
Total	US Dollars	656,250	602,783

•                  Tranche B: seven year loan divided into two tranches: US Tranche B and Tranche B in Euros.

•                  US Tranche B :

•                              Original Principal Amount of US Dollars 3,250 million.

•                              Applicable margin of 300 basis points linked to US Libor 1 month

•                              No floor over US Libor.

•                  Tranche B in Euros:

•                              Original Principal Amount of Euros 400 million.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

•                              Applicable margin of 300 basis points linked to Euribor 1 month.

•                              No floor over Euribor

Details of Tranche B by maturity at 31 December 2015 are as follows:

	US Tranche B			US Tranche B in Euros
					Principal in
		Principal in thousands of US	Principal in thousands		thousands of
	Currency	Dollars	of Euros	Currency	Euros

Maturity

2016	US Dollars	32,500	29,852	Euros	4,000
2017	US Dollars	32,500	29,852	Euros	4,000
2018	US Dollars	32,500	29,852	Euros	4,000
2019	US Dollars	32,500	29,852	Euros	4,000
2020	US Dollars	32,500	29,852	Euros	4,000
2021	US Dollars	3,030,625	2,783,706	Euros	373,000
Total	US Dollars	3,193,125	2,932,966	Euros	393,000

•                  US Dollar 300 million committed credit revolving facility: Amount maturing on 27 February 2019. At 31 December 2015 no amount has been drawn down on this facility.

The issue of senior unsecured notes and senior secured debt is subject to compliance with a leverage ratio covenant. At 31 December 2015 the Group complies with this covenant.

Both the Senior Term Loans and the Revolving Loans are guaranteed by Grifols, S.A. and certain significant subsidiaries of Grifols, S.A. that together with Grifols, S.A. represent, in the aggregate, at least 80% of the consolidated assets and consolidated EBITDA of Grifols, S.A. and its subsidiaries.

The Notes have been issued by Grifols Worldwide Operations Limited and are guaranteed on a senior unsecured basis by Grifols, S.A. and the subsidiaries of Grifols, S.A. that are guarantors and co-borrower under the New Credit Facilities. The guarantors are Grifols, S.A., Biomat USA, Inc., Grifols Biologicals Inc., Grifols Shared Services North America, Inc., Grifols Diagnostic Solutions Inc., Grifols Therapeutics, Inc., Instituto Grifols, S.A. and Grifols Worldwide Operations USA, Inc.

(c)          Finance lease liabilities

Details of minimum payments and the present value of finance lease liabilities, by maturity date, are as follows:

	Thousands of Euros
	31/12/2015			31/12/2014
	Minimum			Minimum
	payments	Interest	Present Value	payments	Interest	Present Value
Maturity at:
Less than one year	6,158	502	5,656	9,306	1,072	8,234
Two years	2,914	336	2,578	5,538	464	5,074
Three years	2,271	220	2,051	2,521	304	2,217
Four years	897	72	825	1,767	183	1,584
Five years	305	9	296	337	43	294
More than five years	106	4	102	114	8	106
Total	12,651	1,143	11,508	19,583	2,074	17,509

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(d)         Credit rating

In October 2015 Moody’s Investors Service confirmed the ‘Ba2’ corporate family rating and ‘Ba1’ rating to the senior secured bank debt and ‘B1’ rating to the unsecured notes that were used to refinance the existing debt structure. The outlook was amended from negative to stable.

In June 2015 Standard & Poor’s affirmed its ‘BB’ rating on Grifols and assigned ‘BB’ and ‘B+’ issue ratings to Grifols’ senior secured debt and senior unsecured notes that were used to refinance the existing debt structure. The outlook for the rating is stable.

(e)          Other financial liabilities

At 31 December 2015 “other financial liabilities” include interest-free loans extended by governmental institutions amounting to Euros 22,432 thousand (Euros 21,435 thousand at 31 December 2014).The portion of the loans considered a grant and still to be taken to profit or loss amounts to Euros 851 thousand (Euros 1,125 thousand at 31 December 2014) (see note 18).

At 31 December 2015 “other current financial liabilities” include Euros 24,824 thousand relating to the put and call option extended by the Group and the shareholders of Progenika (see note 3(c)) (Euros 28,724 thousand included in “other non-current liabilities” at 31 December 2014).

At 31 December 2015 and 2014 “other current financial liabilities” also include approximately Euros 39,232 thousand and Euros 26,601 thousand, respectively, which have been collected directly from Spanish Social Security affiliated bodies and transferred to financial institutions (see note 13).

Details of the maturity of other financial liabilities are as follows:

	Thousands of Euros
	31/12/2015	31/12/2014
Maturity at:
Up to one year	68,768	31,925
Two years	4,598	32,927
Three years	9,424	3,920
Four years	2,992	3,696
Five years	2,579	2,363
Over five years	6,215	5,665
	94,576	80,496

(21)  Trade and Other Payables

Details are as follows:

	Thousands of Euros
	31/12/2015	31/12/2014
Suppliers	409,986	439,631
VAT payable	7,138	8,083
Taxation authorities, withholdings payable	23,135	18,700
Social security payable	10,375	8,129
Other public entities	65,523	56,053
Other payables	106,171	90,965
Current income tax liabilities	16,196	87,462
	532,353	618,058

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Suppliers

Details of balances with related parties are shown in note 31.

The Group’s exposure to currency risk and liquidity risk associated with trade and other payables is described in note 30.

According to the second final disposition of the law 31/2014 that modifies the law 15/2010 of 5 July, for fiscal year 2015 information concerning the average payment to suppliers is included.

Days
Average payment period to suppliers	72.30
Paid invoices ratio	72.17
Outstanding invoices ratio	73.26

Thousand of Euros
Total invoices paid	402,113
Total outstanding invoices	54,154

(22)  Other Current Liabilities

Details at 31 December are as follows:

	Thousands of Euros
	31/12/2015	31/12/2014
Salaries payable	124,433	126,102
Other payables	1,040	1,408
Deferred income	3,837	13,460
Advances received	5,354	6,913
Other current liabilities	134,664	147,883

(23)  Net Revenues

Net revenues are mainly generated from the sale of goods.

The distribution of net consolidated revenues for 2015, 2014 and 2013 by segment is as follows:

	Thousands of Euros
	31/12/2015	31/12/2014	31/12/2013

Bioscience	3,032,111	2,513,510	2,448,824
Diagnostic	691,452	620,022	130,339
Hospital	96,245	94,800	97,131
Raw Material and others	114,755	127,052	65,438
	3,934,563	3,355,384	2,741,732

The geographical distribution of net consolidated revenues is as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Thousands of Euros
	31/12/2015	31/12/2014	31/12/2013

USA and Canada	2,505,791	2,042,700	1,694,361
Spain	207,641	214,558	200,036
European Union	455,276	448,244	356,289
Rest of the world	651,100	522,830	425,608
Subtotal	3,819,808	3,228,332	2,676,294

Raw Materials and others	114,755	127,052	65,438
Consolidated	3,934,563	3,355,384	2,741,732

Details of discounts and other reductions to gross income are as follows:

	Thousands of Euros
	31/12/2015	31/12/2014	31/12/2013
Gross sales	4,579,759	3,704,597	2,915,496

Chargebacks	(488,072)	(221,129)	(58,065)
Cash discounts	(46,150)	(32,255)	(28,831)
Volume rebates	(49,458)	(38,409)	(50,505)
Medicare and Medicaid	(25,710)	(22,690)	(18,961)
Other discounts	(35,806)	(34,730)	(17,402)
Net sales	3,934,563	3,355,384	2,741,732

Movement in discounts and other reductions to gross income during 2013 were as follows:

	Thousands of Euros
		Cash	Volume	Medicare /	Other
	Chargebacks	discounts	rebates	Medicaid	discounts	Total

Balance at 31 December 2012	6,306	2,120	10,319	6,784	(30)	25,499
Current estimate related to sales made in current and prior year	58,065	28,831	50,505	18,961	17,402	173,764	(1)
(Actual returns or credits in current period related to sales made in current period)	(41,209)	(25,428)	(33,510)	(15,948)	(17,167)	(133,262	)(2)
(Actual returns or credits in current period related to sales made in prior periods)	(5,201)	(2,112)	(8,252)	(1,901)	27	(17,439	)(3)
Translation differences	(983)	(144)	(765)	(339)	(22)	(2,253)

Balance at 31 December 2013	16,978	3,267	18,297	7,557	210	46,309

Movement in discounts and other reductions to gross income during 2014 were as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Thousands of Euros
		Cash	Volume	Medicare /	Other
	Chargebacks	discounts	rebates	Medicaid	discounts	Total

Balance at 31 December 2013	16,978	3,267	18,297	7,557	210	46,309
Current estimate related to sales made in current and prior year	221,129	32,255	38,409	22,690	34,730	349,213	(1)
(Actual returns or credits in current period related to sales made in current period)	(186,046)	(28,628)	(29,819)	(17,121)	(33,480)	(295,094	)(2)
(Actual returns or credits in current period related to sales made in prior periods)	1,626	(2,137)	(5,167)	1,596	3,002	(1,080	)(3)
Translation differences	4,744	(19)	(690)	101	(1,288)	2,848

Balance at 31 December 2014	58,431	4,738	21,030	14,823	3,174	102,196

Movement in discounts and other reductions to gross income during 2015 were as follows:

	Thousands of Euros
		Cash	Volume	Medicare /	Other
	Chargebacks	discounts	rebates	Medicaid	discounts	Total

Balance at 31 December 2014	58,431	4,738	21,030	14,823	3,174	102,196
Current estimate related to sales made in current and prior year	488,072	46,150	49,458	25,710	35,806	645,196	(1)
(Actual returns or credits in current period related to sales made in current period)	(428,041)	(44,867)	(18,211)	(18,402)	(34,059)	(543,580	)(2)
(Actual returns or credits in current period related to sales made in prior periods)	—	(246)	(25,051)	(11,257)	(1,791)	(38,345	)(3)
Translation differences	7,716	127	2,454	1,594	2,237	14,128

Balance at 31 December 2015	126,178	5,902	29,680	12,468	5,367	179,595

(1) Net impact in income statement: estimate for the current year plus prior years’ adjustments. Adjustments made during the year corresponding to prior years' estimates have not been significant.

(2) Amounts credited and posted against provisions for current period

(3) Amounts credited and posted against provisions for prior period

(24)  Personnel Expenses

Details of personnel expenses by function are as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Thousands of Euros
	31/12/2015	31/12/2014	31/12/2013

Cost of sales	592,037	479,055	412,660
Research and development	76,780	66,857	57,012
Selling, general & administration expenses	269,718	253,489	203,944
	938,535	799,401	673,616

Details by nature are as follows:

	Thousands of Euros
	31/12/2015	31/12/2014	31/12/2013

Wages and salaries	756,570	639,639	549,703
Contributions to pension plans (note 29)	14,587	15,589	10,233
Other social charges	22,071	17,279	14,059
Social Security	145,307	126,894	99,621
	938,535	799,401	673,616

The average headcount during 2015 and 2014, by department, was approximately as follows:

	Average headcount
	31/12/2015	31/12/2014

Manufacturing	10,526	9,885
R&D - technical area	771	741
Administration and others	1,016	960
General management	183	163
Marketing	166	185
Sales and Distribution	1,069	1,004
	13,731	12,938

The headcount of the Group and the Company’s board of directors at 31 December 2014, by gender, is as follows:

	31/12/2014
			Total number of
	Male	Female	employees

Directors	10	3	13
Manufacturing	4,725	6,051	10,776
R&D - technical area	307	467	774
Administration and others	545	485	1,030
General management	90	97	187
Marketing	83	103	186
Sales and Distribution	594	433	1,027
	6,354	7,639	13,993

The headcount of the Group and the Company’s board of directors at 31 December 2015, by gender, is as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	31/12/2015
			Total number of
	Male	Female	employees

Directors	8	4	12
Manufacturing	5,058	6,351	11,409
Research&development - technical area	302	510	812
Administration and others	561	471	1,032
General management	105	110	215
Marketing	68	90	158
Sales and Distribution	622	489	1,111
	6,724	8,025	14,749

(25)  Expenses by Nature

(a)         Amortisation and depreciation

Expenses for the amortisation and depreciation of intangible assets and property, plant and equipment, incurred during 2015, 2014 and 2013 classified by functions are as follows:

	Thousands of Euros
	31/12/2015	31/12/2014	31/12/2013

Cost of sales	110,898	81,226	69,091
Research and development	13,654	13,053	12,018
Selling, general & administration expenses	65,203	95,193	47,360
	189,755	189,472	128,469

(b)         Other operating income and expenses

Other operating income and expenses incurred during 2015, 2014 and 2013 by function are as follows:

	Thousands of Euros
	31/12/2015	31/12/2014	31/12/2013

Cost of sales	426,531	315,483	202,860
Research and development	118,667	85,501	54,854
Selling, general & administration expenses	403,944	356,612	344,215
	949,142	757,596	601,929

Details by nature are as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Thousands of Euros
	31/12/2015	31/12/2014	31/12/2013
Changes in trade provisions	(763)	(18,032)	5,168
Professional services	173,990	134,062	121,467
Commissions	20,474	20,002	18,327
Supplies and auxiliary materials	115,471	89,244	78,993
Operating leases (note 28)	70,496	87,504	69,522
Freight	83,352	70,760	54,177
Repair and maintenance expenses	81,087	62,054	55,242
Advertising	47,860	59,912	48,115
Insurance	19,501	17,842	16,178
Royalties	9,386	9,723	3,831
Travel expenses	52,606	45,014	33,258
External services	56,743	65,717	43,681
Other	218,939	113,794	53,970
Other operating income&expenses	949,142	757,596	601,929

(26)  Finance Result

Details are as follows:

	Thousands of Euros
	31/12/2015	31/12/2014	31/12/2013

Finance income	5,841	3,069	4,869

Finance cost from Senior Unsecured Notes	(72,783)	(62,936)	(91,002)
Finance cost from senior debt	(161,624)	(145,438)	(133,480)
Finance cost from sale of receivables (note 13)	(6,512)	(6,271)	(6,972)
Capitalised interest	9,795	5,152	9,131
Other finance costs	(9,211)	(15,542)	(17,668)
Finance costs	(240,335)	(225,035)	(239,991)

Change in fair value of financial derivatives (note 30)	(25,206)	(20,984)	(1,786)
Impairment and gains / (losses) on disposal of financial instruments	—	(5)	792
Exchange differences	(12,140)	(18,472)	(1,303)
Finance result	(271,840)	(261,427)	(237,419)

During 2015 the Group has capitalised interest at a rate of between 5.2% and 5.26% based on the financing received (between 5.28% and 6.7% during 2014) (see note 4 (f)).

(27)  Taxation

Grifols, S.A. is authorised to file consolidated tax returns in Spain with Diagnostic Grifols, S.A., Movaco, S.A., Laboratorios Grifols, S.A., Instituto Grifols, S.A., Grifols Worldwide Operations Spain, S.A. (formerly Logister,

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

S.A), Biomat, S.A., Grifols Viajes, S.A., Grifols International, S.A., Grifols Engineering, S.A., and Gri-Cel, S.A.. Grifols, S.A., in its capacity as Parent, is responsible for the filing and settlement of the consolidated tax return. Under prevailing tax law, Spanish companies pay 28% tax, which may be reduced by certain deductions.

The North American company Grifols Shared Services North America, Inc. is also authorised to file consolidated tax returns in the USA with Grifols Biologicals Inc., Grifols USA, LLC., Biomat USA, Inc., Grifols Therapeutics Inc. and Talecris Plasma Resources, Inc. The profits of the companies domiciled in the USA, determined in accordance with prevailing tax legislation, are subject to tax of approximately 37.5% of taxable income, which may be reduced by certain deductions.

(a)         Reconciliation of accounting and taxable income

Details of the income tax expense and income tax related to profit for the year are as follows:

	Thousands of Euros
	31/12/2015	31/12/2014	31/12/2013
Profit before income tax from continuing operations	690,250	589,680	497,536

Tax at 28% (30% for 2014 and 2013)	193,270	176,904	149,261
Permanent differences	(2,709)	(9,026)	(3,771)
Effect of different tax rates	(24,524)	(29,253)	28,950
Tax credits (deductions)	(19,487)	(22,913)	(24,465)
Prior year income tax expense	2,723	(1,391)	(2,175)
Other income tax expenses/(income)	9,536	8,276	7,682
Total income tax expense	158,809	122,597	155,482

Deferred tax	24,357	4,765	14,922
Current tax	134,452	117,832	140,560
Total income tax expense	158,809	122,597	155,482

The effect of the different tax rates is basically due to a change of country mix in profits

In accordance with tax legislation modifications issued in Spain for fiscal years 2015 and 2016, the Group has recalculated the impact of adjusting deferred tax assets and liabilities to tax rates of 28% and 25%, respectively. The impact recognised under “Total income tax expense” amounts to Euros 0.3 million in fiscal year 2015 (Euros 4.4 million in fiscal year 2014).

(b)         Deferred tax assets and liabilities

Details of deferred tax assets and liabilities are as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Thousands of Euros
	Tax effect
	31/12/2015	31/12/2014	31/12/2013
Assets
Provisions	38,004	58,966	746
Inventories	37,141	35,110	18,972
Tax credits (deductions)	42,533	34,892	8,404
Tax loss carryforwards	30,668	18,240	4,615
Other	6,961	1,838	398
Fixed assets, amortisation and depreciation	—	—	1,466

Subtotal, assets	155,307	149,046	34,601

Goodwill	(77,755)	(56,615)	—
Fixed assets, amortisation and depreciation	(10,409)	(7,579)	—
Intangible assets	(349)	(2,407)	—
Subtotal, net liabilities	(88,513)	(66,601)	—
Deferred assets, net	66,794	82,445	34,601

Liabilities
Goodwill	(35,877)	(29,706)	(42,039)
Intangible assets	(404,617)	(361,469)	(318,128)
Fixed assets	(119,858)	(110,929)	(121,667)
Debt cancellation costs	(77,514)	(83,315)	(55,755)
Inventories	(32,351)	(24,242)	—
Cash flow hedges	(982)	(821)	—
Subtotal, liabilities	(671,199)	(610,482)	(537,589)
Tax credits (deductions)	—	—	5,298
Tax loss carryforwards	7,097	6,268	6,184
Inventories	—	—	8,187
Cash flow hedges	—	—	15,293
Provisions	22,085	50,078	40,693
Other	10,452	15,350	7,845
Subtotal, net assets	39,634	71,696	83,500
Net deferred Liabilities	(631,565)	(538,786)	(454,089)

Movement in deferred tax assets and liabilities is as follows:

	Thousands of Euros
Deferred tax assets and liabilities	31/12/2015	31/12/2014	31/12/2013

Balance at 1 January	(456,341)	(419,488)	(429,129)
Movements during the year	(24,357)	(4,766)	(14,922)
Movements in equity during the year	(10,960)	(3,864)	(4,227)
Business combination (note 3)	—	34,899	4,871
Translation differences	(73,113)	(63,122)	23,919
Balance at 31 December	(564,771)	(456,341)	(419,488)

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The Spanish companies have opted to apply accelerated depreciation to certain additions to property, plant and equipment, which has resulted in the corresponding deferred tax liability.

Details of deferred tax assets and liabilities on items directly debited and credited to equity during the year are as follows:

	Thousands of Euros
	Tax effect
	31/12/2015	31/12/2014	31/12/2013

Cash flow hedges (note 15 (f))	(10,960)	(3,864)	(4,227)
	(10,960)	(3,864)	(4,227)

The remaining assets and liabilities recognised in 2015, 2014 and 2013 were recognised in the statement of profit or loss.

Estimated net deferred tax liabilities to be reversed in a period of less than 12 months amount to Euros 53.747 thousand at 31 December 2015 (Euros 38,288 thousand at 31 December 2014).

The majority of the tax deductions pending application from Spanish companies related mainly to research and development, mature in 18 years.

Tax credits derived from the US companies are available for 20 years from their date of origin whilst tax credits from Spanish companies registered in the Basque Country are available for 15 and other remaining Spanish companies have no maturity date.

The Group has not recognised as deferred tax assets the tax effect of the tax loss carryforwards of Group companies, which amount to Euros 67.955 thousand (Euros 59,045 thousand at 31 December 2014).

(c)          Years open to inspection

Under prevailing legislation, taxes cannot be considered to be definitively settled until the returns filed have been inspected by the taxation authorities, or the prescription period has elapsed.

The main tax audits currently open in the Group are as follows:

•                  Grifols Shared Services North America, Inc. and subsidiaries: notification of an inspection of federal income tax for the years ended 1 June 2011, 31 December 2010 and 31 December 2011

•                  Grifols Shared Services North America, Inc. and subsidiaries:

•                  Notification of an inspection of State Income tax in North Carolina and New York states (tax years 2012 to 2014), Illinois state (tax year 2011) and Michigan state (tax years 2011 to 2013).

•                  Notification of an inspection of withholding payroll in North Carolina state for tax years 2012 to 2014.

•                  Grifols S.A, Instituto Grifols, S.A Movaco, S.A. and Biomat, S.A.:  Income Tax Audit, Withholdings and VAT Audit for the tax years ended, 2010, 2011 and 2012 that were initiated as of July 2014. In October 2015 the tax audit has been extended to Biomat, S.A.

•                  Grifols Deutschland GmbH: notification of an inspection of payroll tax for the tax years ended 2011 to 2014.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

•                  Grifols Italia, S.p.A.: notification of inspection of corporate tax, withholding and VAT for the tax year 2012, which has been initiated as of the first quarter of 2015

Group management does not expect any significant liability to derive from these inspections.

(28)  Operating Leases

(a)         Operating leases (as lessee)

At 31 December 2015, 2014 and 2013 the Group leases buildings and warehouses from third parties under operating leases.

Operating lease instalments of Euros 70,496 thousand have been recognised as an expense for the year ended at 31 December 2015 (Euros 87,504 thousand at 31 December 2014 and Euros 69,522 thousand at 31 December 2013) and comprise minimum lease payments.

Future minimum payments on non-cancellable operating leases at 31 December 2015, 2014 and 2013 are as follows:

	Thousands of Euros
	31/12/2015	31/12/2014	31/12/2013
Maturity at:
Up to 1 year	77,951	44,331	52,520
Between 1 and 5 years	126,644	109,531	156,413
More than 5 years	101,319	51,689	52,708
Total future minimum payments	305,914	205,551	261,641

(b)         Operating leases (as lessor)

At 31 December 2015, 2014 and 2013 the Group has no lease contracts as lessor.

(29)  Other Commitments with Third Parties and Other Contingent Liabilities

(a)         Guarantees

The Group has no significant guarantees extended to third parties.

(b)         Guarantees committed with third parties

The Group has no significant guarantees extended to third parties.

(c)          Obligations with personnel

The Group’s annual contribution to defined contribution pension plans of Spanish Group companies for 2015 has amounted to Euros 647 thousand (Euros 621 thousand for 2014).

In successive years this contribution will be defined through labour negotiations.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The agreement entered into by Grifols, S.A. (hereinafter Grifols) on 10 November 2013, for the acquisition of the Diagnostic business of Novartis International AG (hereinafter the Business), stipulates that Grifols shall be under the obligation to hire those employees who render services in the Business and to pay them the same or comparable salaries and, in certain jurisdictions, Grifols shall undertake to retain these workers in employment for two years after the effective transfer of the Business.

In the event that control is taken of the Company, the Group has agreements with 78 employees/directors whereby they can unilaterally rescind their employment contracts with the Company and are entitled to termination benefits ranging from 2 to 5 years’ salary.

The Group has contracts with five executives entitling them to termination benefits ranging from one to two years of their salary in different circumstances.

Restricted Share Unit Retention Plan

For the bonus of 2014, payable in 2015, the Group established a Restricted Share Unit Retention Plan (RSU Plan), for eligible employees. By this plan, the employee can elect to receive up to 50% of its yearly bonus in non-voting Class B ordinary shares (Grifols Class B Shares) or Grifols American Depositary Shares (Grifols ADS), and the Group will match with an additional 50% of the employee election of RSUs (additional RSUs).

Grifols Class B Shares and Grifols ADS are valued at the date of payment of the 2014 bonus, and no cash dividends will be paid in respect of these shares.

These RSUs will have a vesting period of 2 years and 1 day and, subsequently, the RSU’s will be exchanged for Grifols Class B Shares or Grifols ADS (American Depositary Share representing 1 Class B Share).

If an eligible employee leaves the Company or is terminated before the vesting period, he will not be entitled to the additional RSU.

This commitment is treated as equity-settled and the amount is Euros 4,532 thousand.

Savings plan and profit-sharing plan

The Group has a defined contribution plan (savings plan), which qualifies as a deferred salary arrangement under Section 401 (k) of the Internal Revenue Code (IRC). Once eligible, employees may elect to contribute a portion of their salaries to the savings plan, subject to certain limitations. The Group matches 100% of the first 3% of employee contributions and 50% of the next 2%. Group and employee contributions are fully vested when contributed. The plan assets are held in trust and invested as directed by the plan participants. The total cost of matching contributions to the savings plan was US Dollars 12.7 million for 2015 (US Dollars 16.9 million for 2014). Costs of contributions derived from the Defined Contribution Plan were included in the savings plan for the year 2014 since the acquisition of the Novartis Diagnostic Unit in January 2014. The recognition of the cost of these contributions was consistent with each participant’s salary. In 2015 this cost has been terminated.

Other plans

The Group has a defined benefit pension plan for certain Talecris Biotherapeutics, GmbH employees in Germany as required by statutory law. The pension cost relating to this plan was not material for the periods presented.

(d)         Purchase commitments

Details of the Group’s commitments mainly to purchase plasma at 31 December 2015 are as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Thousands of Euros
2016	4,884
2017	3,254
2018	1,202
2019	1,061

(e)          Judicial procedures and arbitration

Details of legal proceedings in which the Company or Group companies are involved are as follows:

•                  The Group continues carrying out an internal investigation, already started prior to the acquisition of Talecris, in relation to possible breaches of the Foreign Corrupt Practices Act (FCPA) of which Talecris was aware in the context of a review unrelated to this matter. This FCPA investigation is being carried out by an external legal advisor. In principle, the investigation was focused on sales to certain Central and Eastern European countries, specifically Belarus and Russia, although trading practices in Brazil, China, Georgia, Iran and Turkey are also being investigated, in addition to other countries considered necessary.

In July 2009, the Talecris Group voluntarily contacted the U.S. Department of Justice (DOJ) to inform them of an internal investigation that the Group was carrying out regarding possible breaches of the FCPA in certain sales to certain central and East European countries and to offer the Group’s collaboration in any investigation that the DOJ wanted to carry out. As a result of this investigation the Group suspended shipments to some of these countries. In certain cases, the Group had safeguards in place which led to terminating collaboration with consultants and suspending or terminating relations with distributors in those countries under investigation as circumstances warranted.

As a consequence of the investigation, the agreement with Talecris’ Turkish distributor was terminated and a settlement agreement was reached between the parties. In November 2012, the Group was notified by the DOJ that the proceedings would be closed, without prejudice to the fact that they could be re-opened in the future should new information arise. The Group continues with the in-depth review of potential irregular practices.

Furthermore, an investigation was opened in Italy, in relation with the criminal prosecution in Naples against 5 employees of the Company, including the former General Manager.

From these 5 employees of the Company initially charged, the Naples Tribunal resolved discharging 3 of them, continuing the judicial process only against the remaining 2 employees. Additionally, the Company has finalized the internal investigation opened in Italy as consequence of the indicated judicial proceedings, and in November 2015 a meeting took place with the DOJ to report on the conclusions derived from the investigation.

Although the Naples judicial proceedings is still under legal dispute and DOJ’s final decision, after the meeting held last November, is still pending, the Company as well as its legal advisors consider the likelihood of this issue affecting the financial statements of the Company to be remote.

Additionally to the above and as part of the in-depth review of potential irregular practices that the Group is carrying out in relation to its recent acquisitions, the Company opened internal investigations in Mexico as well as in the Czech Republic to review the commercial practices in such countries. Both investigations have finalized, without having detected any significant practice that could imply a breach of the FCPA.

The legal advisors recommend limiting disclosure of the aforementioned information in these consolidated annual accounts, because the matter is currently under legal dispute.

•                  As a result of the acquisition of the transfusional Diagnostic unit, the Group considers that there could have existed inadequate commercial and contractual practices which could originate in potential contingencies.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(30)            Financial Instruments

Classification

Disclosure of financial instruments by nature, category and fair value is as follows:

	Thousand of Euros
	31/12/2014
	Carrying amount				Fair Value
	Loans and	Financial instruments	Debts and
	receivables	held for trading	payables	Total	Level 1	Level 2	Level 3	Total
Non-current financial assets	8,711	—	—	8,711
Other current financial assets	502	—	—	502
Trade and other receivables	520,545	—	—	520,545
Cash and cash equivalents	1,079,146	—	—	1,079,146
Financial assets not measured at fair value	1,608,904	—	—	1,608,904

Financial derivatives	—	(34,486)	—	(34,486)	—	(38,846)	—	(38,846)
Financial liabilities at fair value	—	(34,486)	—	(34,486)

Senior Unsecured Notes	—	—	(689,879)	(689,879)	(842,188)	—	—	(842,188)
Promissory Notes	—	—	(54,793)	(54,793)
Senior secured debt	—	—	(3,410,743)	(3,410,743)	(3,628,353)	—	—	(3,628,353)
Other bank loans	—	—	(61,450)	(61,450)
Finance lease payables	—	—	(17,509)	(17,509)
Other financial liabilities	—	—	(80,496)	(80,496)
Trade and other payables	—	—	(439,631)	(439,631)
Debts with associates	—	—	(3,059)	(3,059)
Other current liabilities	—	—	(21,781)	(21,781)
Financial liabilities not measured at fair value	—	—	(4,779,341)	(4,779,341)
	1,608,904	(34,486)	(4,779,341)	(3,204,923)

The Group does not provide details of the fair value of certain financial instruments as their carrying amount is very similar to their fair value.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Thousand of Euros
	31/12/2015
	Carrying amount				Fair Value
	Loans and	Financial instruments	Debts and
	receivables	held for trading	payables	Total	Level 1	Level 2	Level 3	Total

Non-current financial assets	30,388	—	—	30,388
Other current financial assets	1,294	—	—	1,294
Trade and other receivables	394,464	—	—	394,464
Cash and cash equivalents	1,142,500	—	—	1,142,500
Financial assets not measured at fair value	1,568,646	—	—	1,568,646

Financial derivatives	—	(7,375)	—	(7,375)	—	(7,375)	—	(7,375)

Financial liabilities at fair value	—	(7,375)	—	(7,375)

Senior Unsecured Notes	—	—	(793,472)	(793,472)	(927,712)	—	—	(927,712)
Promissory Notes	—	—	(67,475)	(67,475)
Senior secured debt	—	—	(3,738,417)	(3,738,417)	(3,929,517)	—	—	(3,929,517)
Other bank loans	—	—	(147,328)	(147,328)
Finance lease payables	—	—	(11,508)	(11,508)
Other financial liabilities	—	—	(94,576)	(94,576)
Trade and other payables	—	—	(409,986)	(409,986)
Debts with associates	—	—	(443)	(443)
Other current liabilities	—	—	(10,231)	(10,231)
Financial liabilities not measured at fair value	—	—	(5,273,436)	(5,273,436)
	1,568,646	(7,375)	(5,273,436)	(3,712,165)

The Group does not provide details of the fair value of certain financial instruments as their carrying amount is very similar to their fair value.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Financial derivatives

At 31 December 2015 and 2014 the Group has recognised the following derivatives:

		Notional	Notional	Thousands of Euros
		amount at	amount at	Value at	Value at
Financial derivatives	Currency	31/12/2015	31/12/2014	31/12/15	31/12/14	Maturity
Interest rate swap (cash flow hedges)	US Dollar	694,445,000	1,017,842,500	(6,789)	(31,439)	30/06/2016
Interest rate swap (cash flow hedges)	Euros	100,000,000	100,000,000	(586)	(3,047)	31/03/2016
Swap Option	Euros	100,000,000	100,000,000	—	—	31/03/2016

Total (note 20)				(7,375)	(34,486)

Financial derivatives are measured based on observable market data (level 2 of fair value hierarchy). Regarding the valuation of derivative instruments, the selection of the appropriate data within the alternatives requires the use of judgement in qualitative factors such as, which methodology and valuation models are used, and in quantitative factors, data required to be included within the chosen models.

(a)         Derivative financial instruments at fair value through profit or loss

Derivative financial instruments that do not meet the hedge accounting requirements are classified and measured as financial assets or financial liabilities at fair value through profit or loss.

As a result of the refinancing process entered into on 27 February 2014 some of the derivatives were cancelled. The new Credit Agreement conditions did not include any embedded floor within the existing tranches; so as a result, the embedded derivative included in the Senior Secured was eliminated. The decrease in the value of the embedded derivatives amounted to US Dollars 27 million (Euros 19.6 million) and Euros 4.2 million at 27 February 2014, therefore reducing the refinanced senior debt (see note 20).

As there were no existing floors in the new loan tranches, the Company sold during 2014 the swap floor derivative contracts for a total amount of US Dollar 1.9 million each.

(b)         Hedging derivative financial instruments

See note 15(f).

In June 2011, the Group subscribed two derivatives in order to comply with the mandatory hedging according to the Credit Agreement: a step-up interest rate swap and a swap floor, which originally had notional amounts of US Dollars 1,550 million each. The amortising step up interest rate swap has not been changed due to the improvement of the new Credit Agreement and the notional amount at the end of December 2015 stands at US Dollars 694 million. The existing Swap has quarterly amortisations, in order to always remain below the amounts borrowed to avoid being over hedged. The interest rate swap complies with the criteria required for hedge accounting.

At the end of December 2015, the Company has derivatives in place that qualify for hedge accounting:

•                  A Step-Up Swap derivative to hedge the US Dollar Libor interest rate with a notional amount of US Dollar 694 million amortising and;

•                  A Step-Up Swap derivative to hedge Euribor interest rate with a fixed notional amount of Euros 100 million until maturity.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Credit risk

(a)         Exposure to credit risk

The carrying amount of financial assets represents the maximum exposure to credit risk. At 31 December 2015 and 2014 the maximum level of exposure to credit risk is as follows:

		Thousands of Euros
Carrying amount	Note	31/12/2015	31/12/2014

Non-current financial assets	11	30,388	8,711
Other current financial assets		1,294	502
Trade receivables	13	362,406	500,752
Other receivables	13	32,058	19,793
Cash and cash equivalents	14	1,142,500	1,079,146
		1,568,646	1,608,904

The maximum level of exposure to risk associated with receivables at 31 December 2015 and 2014, by geographical area, is as follows.

	Thousands of Euros
Carrying amount	31/12/2015	31/12/2014

Spain	56,160	58,949
EU countries	61,720	89,020
United States of America	134,872	210,460
Other European countries	6,329	45,178
Other regions	135,383	116,938
	394,464	520,545

Details of balances receivable by country such as Greece, Italy, Spain and Portugal at 31 December 2014 are as follows:

	Thousands of Euros
	Balances with public entities			Balance with third parties
			Provision			Provision
			for doubtful			for doubtful
		Balance	receivables	Balance	Balance	receivables	Net debt
	Balance (1)	past due	(2)	(3)	past due	(4)	(1)+(2)+(3)+(4)

Greece	—	—	—	2,094	—	—	2,094
Italy	13,075	2,630	—	18,153	12,188	(2,678)	28,550
Spain	31,913	7,350	—	8,836	4,286	(696)	40,053
Portugal	7,484	6,621	(3,838)	1,224	914	(23)	4,847
	52,472	16,601	(3,838)	30,307	17,388	(3,397)	75,544

Details of balances receivable by country such as Greece, Italy, Spain and Portugal at 31 December 2015 are as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Thousands of Euros
	Balances with public entities			Balance with third parties
			Provision			Provision
			for doubtful			for doubtful
		Balance	receivables	Balance	Balance	receivables	Net debt
	Balance (1)	past due	(2)	(3)	past due	(4)	(1)+(2)+(3)+(4)

Greece	—	—	—	1,815	854	—	1,815
Italy	11,918	7,294	(144)	12,332	5,308	(2,777)	21,329
Spain	33,937	4,079	—	11,431	6,978	(707)	44,661
Portugal	2,664	1,394	(460)	202	68	(26)	2,380
	48,519	12,767	(604)	25,780	13,208	(3,510)	70,185

Provision has been made for balances receivable from Portuguese and Italian public entities on the basis of the best estimate of their expected collection in view of the current situation regarding negotiations. The Group does not currently have any reason to consider that the receivables from public entities in Spain will not be recoverable.

(b)        Impairment losses

Details of the maturity of trade receivables, net of impairment provisions are as follows:

	Thousands of Euros
	31/12/2015	31/12/2014

Not matured	321,450	425,841
Less than 1 month	21,610	51,836
1 to 4 months	25,680	18,902
4 months to 1 year	10,858	12,885
More than one year	14,866	11,081
	394,464	520,545

Unimpaired receivables that are past due mainly relate to public entities.

Movement in the bad debt provision was as follows:

	Thousands of Euros
	31/12/2015	31/12/2014	31/12/2013

Opening balance	14,092	16,073	12,799
Business combination	—	764	722
Net charges for the year	1,800	(2,013)	4,750
Net cancellations for the year	(2,984)	(1,144)	(1,617)
Translation differences	302	412	(581)
Closing balance	13,210	14,092	16,073

An analysis of the concentration of credit risk is provided in note 5 (a).

Liquidity risk

The management of the liquidity risk is explained in note 5.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Details of the contractual maturity dates of financial liabilities including committed interest calculated using interest rate forward curves are as follows:

		Thousands of Euros
		Carrying
		amount at	Contractual	6 months or	6 - 12			More than
Carrying amount	Note	31/12/14	flows	less	months	1-2 years	2- 5 years	5 years

Financial liabilities
Bank loans	20	3,472,193	4,366,533	116,100	91,966	194,841	1,074,190	2,889,436
Other financial liabilities	20	80,496	80,496	28,852	3,073	32,927	13,250	2,394
securities	20	744,672	1,214,352	88,003	21,621	43,242	172,968	888,518
Finance lease payables	20	17,509	19,086	4,715	4,358	5,324	4,636	53
Payable to associates	31	3,059	3,059	3,059	—	—	—	—
Payable to suppliers	21	439,631	439,631	438,201	1,430	—	—	—
Other current liabilities	22	21,781	21,781	21,166	615	—	—	—
Financial liabilities for hedging derivatives	20	34,486	40,835	21,329	13,038	6,468	—	—

Total		4,813,827	6,185,773	721,425	136,101	282,802	1,265,044	3,780,401

		Thousands of Euros
		Carrying		6				More
		amount at	Contractual	months	6 - 12	1-2		than 5
Carrying amount	Note	31/12/15	flows	or less	months	years	2- 5 years	years

Financial liabilities
Bank loans	20	3,885,745	4,959,027	129,631	118,796	252,659	4,404,772	53,169
Other financial liabilities	20	94,576	94,576	40,294	28,474	3,932	19,620	2,256
securities	20	860,947	1,311,506	103,643	24,111	48,223	192,891	942,638
Finance lease payables	20	11,508	12,650	4,450	1,708	2,918	3,571	3
Payable to associates	31	443	443	443	—	—	—	—
Payable to suppliers	21	409,986	409,986	409,381	605	—	—	—
Other current liabilities	22	10,231	10,231	9,606	625	—	—	—
Financial liabilities for hedging derivatives	20	7,375	7,375	7,375	—	—	—	—

Total		5,280,811	6,805,794	704,823	174,319	307,732	4,620,854	998,066

Currency risk

The Group’s exposure to currency risk is as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Thousands of Euros
	31/12/2014
	Euros (*)	Dollars (**)

Trade receivables	2,850	2,197
Receivables from Group companies	34,962	9,461
Loans to Group companies	435,310	201,250
Cash and cash equivalents	46,152	13,847
Trade payables	(11,399)	(2,617)
Payables to Group companies	(27,609)	(4,645)
Loans from Group companies	(107,430)	(4,261)
Bank loans	(397,000)	—
Balance sheet exposure	(24,164)	215,232

(*) Balances in Euros in subsidiaries with US Dollars functional currency

(**) Balances in US Dollars in subsidiaries with Euros functional currency

	Thousands of Euros
	31/12/2015
	Euros (*)	Dollars (**)

Trade receivables	12,234	9,762
Receivables from Group companies	38,650	289,754
Loans to Group companies	711,674	258,409
Cash and cash equivalents	98,983	13,780
Trade payables	(9,003)	(7,760)
Payables to Group companies	(37,678)	(2,613)
Loans from Group companies	(373,102)	(3,971)
Bank loans	(493,000)	—
Balance sheet exposure
	(51,242)	557,361

(*) Balances in Euros in subsidiaries with US Dollars functional currency

(**) Balances in US Dollars in subsidiaries with Euros functional currency

The most significant exchange rates applied at 2015 and 2014 year ends are as follows:

	Closing exchange rate
Euros	31/12/2015	31/12/2014

US Dollars	1.0887	1.2141

A sensitivity analysis for foreign exchange fluctuations is as follows:

Had the US Dollar strengthened by 10% against the Euro at 31 December 2015, equity would have increased by Euros 300,372 thousand (Euros 265,166 thousand at 31 December 2014) and profit due to foreign exchange differences would have increased by Euros 50,612 thousand (Euros 19,107 thousand at 31 December 2014). This analysis assumes that all other variables are held constant, especially that interest rates remain constant.

A 10% weakening of the US Dollar against the Euro at 31 December 2015 and 2014 would have had the opposite effect for the amounts shown above, all other variables being held constant.

Interest rate risk

(a)   Interest-rate profile

To date, the profile of interest on interest-bearing financial instruments is as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Thousands of Euros
	31/12/2015	31/12/2014
Fixed-interest financial instruments
Financial liabilities	(1,756,393)	(1,762,136)
	(1,756,393)	(1,762,136)

Variable-interest financial instruments
Financial liabilities	(3,190,883)	(2,681,071)
	(3,190,883)	(2,681,071)
	(4,947,276)	(4,443,207)

(b)         Sensitivity analysis

If the interest rate should have been 100 basis points higher during 2015, the interest expense would have increased by Euros 40.3 million, the finance cost due to changes in the value of derivatives would have been Euros 8.6 million lower and equity would have increased by Euros 2.2 million. So, net effect on cash interest payments should have been Euros 31.7 million.

If the interest rate should have been 100 basis points higher during 2014, the interest expense would have increased by Euros 31 million, the finance cost due to changes in the value of derivatives would have been Euros 9 million lower and equity would have increased by Euros 7.2 million. So, net effect on cash interest payments should have been Euros 22 million.

(31)  Balances and Transactions with Related Parties

Details of balances with related parties are as follows:

	Thousands of Euros
	31/12/2015	31/12/2014

Receivables from associates (note 13)	70	33
Loans to associates (note 11)	25,755	300
Debts with associates	(443)	(3,059)
Debts with key management personnel	(3,962)	(4,267)
Payables to members of the board of directors	(475)	(600)
Payables to other related parties	(10,178)	(9,855)
	10,767	(17,448)

Payables are included in suppliers and trade payables (see note 21).

(a)         Group transactions with related parties

Group transactions with related parties during 2013 were as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Thousands of Euros
		Key management		Board of directors of
	Associates	personnel	Other related parties	the Company

Net sales	263	—	—	—
Other service expenses	—	—	(5,849)	(1,269)
Operating lease expense (note 9)	—	—	(23,985)	—
Remuneration	—	(9,130)	—	(4,405)
R&D agreements	(9,802)	—	—	—
Finance costs	(36)	—	(210)	—

	(9,575)	(9,130)	(30,044)	(5,674)

Group transactions with related parties during 2014 were as follows:

	Thousands of Euros
		Key management		Board of directors of
	Associates	personnel	Other related parties	the Company

Net sales	272	—	—	—
Other service expenses	—	—	(7,733)	(1,094)
Operating lease expense (note 9)	—	—	(24,030)	—
Remuneration	—	(9,369)	—	(4,631)
R&D agreements	(26,740)	—	—	—
Finance costs	(49)	—	—	—
	(26,517)	(9,369)	(31,763)	(5,725)

Group transactions with related parties during 2015 are as follows:

	Thousands of Euros
		Key management		Board of directors of
	Associates	personnel	Other related parties	the Company

Net sales	317	—	—	—
Other service expenses	(361)	—	(6,938)	(845)
Operating lease expense (note 9)	—	—	(4,900)	—
Remuneration	—	(9,447)	—	(3,443)
R&D agreements	(18,400)	—	—	—
Purchase of Fixed Assets (note 9)	—	—	(276,457)	—
Sale of Fixed Assets (note 9)	—	—	12,000	—
Finance Income	1,916	—	—	—
	(16,528)	(9,447)	(276,295)	(4,288)

Every year the Group contributes 0.7% of its profits before tax to a non-profit organisation.

“Other service expenses” include contributions to non-profit organisations totalling Euros 5,224 thousand in 2015 (Euros 4,262 thousand in 2014 and Euros 2,779 thousand in 2013).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Interest expense to related parties for the year 2013 included interest accrued on the loan of Class B shares (see note 3 (c) and 15).

During 2011 one of the Company’s directors signed a three-year consulting services contract. The director will receive annual fees of US Dollars 1 million for these services and an additional bonus of US Dollars 2 million for complying with certain conditions. During 2014, this contract was renewed for an additional year for an amount of US Dollar 1 Million. In 2015, this contract has been extended for two years for an amount of US Dollar 1 Million for each year.

Directors representing shareholders´ interests have received remuneration of Euros 50 thousand during 2015 (100 thousand in 2014 and 2013).

The Group has not extended any advances or loans to the members of the board of directors or key management personnel nor has it assumed any guarantee commitments on their behalf. It has also not assumed any pension or life insurance obligations on behalf of former or current members of the board of directors or key management personnel. In addition, certain Company directors and key management personnel have termination benefit commitments (see note 29 (c)).

(b)         Conflicts of interest concerning the directors

The Company’s directors and their related parties, have not entered into any conflict of interest that should have been reported in accordance with article 229 of the revised Spanish Companies Act.

(32)  Environmental Issues

The most significant systems, equipment and fixtures for the protection and improvement of the environment at 31 December 2014 are as follows:

	Thousands of Euros
		Accumulated
Project	Cost	depreciation	Net value

Waste water treatment	4,588	(896)	3,692
Waste management	3,150	(835)	2,315
Reduction of electricity consumption	8,715	(1,218)	7,497
Reduction of water consumption	4,782	(1,570)	3,212
Energy	1,293	—	1,293
Other	298	(3)	295
	22,826	(4,522)	18,304

The most significant systems, equipment and fixtures for the protection and improvement of the environment at 31 December 2015 are as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Thousands of Euros
		Accumulated
Project	Cost	depreciation	Net value

Waste water treatment	3,455	(1,081)	2,374
Waste management	3,991	(1,011)	2,980
Reduction of electricity consumption	9,138	(1,712)	7,426
Reduction of water consumption	5,937	(1,868)	4,069
Energy	604	—	604
Other	162	(3)	159
	23,287	(5,675)	17,612

Expenses incurred by the Group for protection and improvement of the environment during 2015 totalled approximately Euros 11.2 million (Euros 9.9 million during 2014 and Euros 9.7 million during 2013).

The Group considers that the environmental risks are adequately controlled by the procedures currently in place.

The Group has not received environmental grants during 2015 and 2014 (Euros 1.4 million during 2013).

(33)  Other Information

Audit fees:

KPMG Auditores, S.L. has invoiced the following fees and expenses for professional services during 2015 and 2014:

	Thousands of Euros
	31/12/2015	31/12/2014
Audit services	2,196	1,821
Audit-related	50	301
Other services	45	—
	2,291	2,122

“Audit services” in 2014 include the audit under PCAOB of the financial statements prepared in accordance with IFRS-IASB and limited review services for the interim financial statements prepared in accordance with IFRS-IASB. In addition, they include audit services subject to the Spanish Audit Law, amounting to Euros 540 thousand in 2015 (Euros 577 thousand in 2014).

“Audit services” detailed in the above table include the total fees for services rendered in 2015 and 2014, irrespective of the date of invoice.

Other entities affiliated to KPMG International have invoiced the Group for the following fees and expenses for professional services during 2015 and 2014:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Thousands of Euros
	31/12/2015	31/12/2014
Audit services	2,901	2,423
Tax fees	61	26
Other services	84	35
	3,046	2,484

Other audit firms have invoiced the Group for the following fees and expenses for professional services during 2015 and 2014:

	Thousands of Euros
	31/12/2015	31/12/2014
Audit services	35	32
Audit-related	—	15
Tax fees	7	—
Other services	—	1
	42	48

(34)  Events after the Reporting Period

•             Investment in AlbaJuna Therapeutics, S.L.

On January 2016, Grifols has acquired the 30% of the equity of AlbaJuna Therapeutics, S.L. for Euros 3.75 million in the form of cash payment to finance the development and production of therapeutic antibodies against HIV. The initial investment will be increased upon achievements of agreed development milestones.

AlbaJuna Therapeutics is a spin-off from the AIDS Investigation Institute IrsiCaixa, jointly driven by Obra Social “la Caixa” and the Health Department of the Generalitat de Catalunya. It was founded to promote the preclinical and clinical development of monoclonal antibodies that both neutralize the HIV action in the human body and increase the activity of natural killer cells, which are responsible for the destruction of infected cells.

•             Class A and Class B shares split

On 4 January 2016 the Company’s new shares resulting from the share split ruling on 3 December 2015 by the Company’s board of directors (relevant event nº 231793) will start to be traded in accordance with the delegation of authorities by the shareholders at the general shareholders’ meeting held on 29 May 2015. This share split entails that the nominal value of the new Class A shares will be Euro 0.25 per share (previously Euro 0.50 per share), whilst the nominal value of the new Class B shares will be Euro 0.05 per share (previously Euro 0.10 per share)

APPENDIX I GRIFOLS, S.A. AND SUBSIDIARIES Information on Group Companies, Associates and others for the years ended 31 December 2015, 2014 and 2013 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 31/12/2015 31/12/2014 31/12/2013 Acquisition / Incorporation Registered % shares % shares % shares Name Offices date Activity Statutory Activity Direct Indirect Direct Indirect Direct Indirect Fully Consolidated Companies Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain 2410 Lillyvale Avenue Los Angeles (California) United States 5555 Valley Boulevard Los Angeles (California) United States 1128 Main Street, Suite 300 Cincinnati (Ohio) United States Unit 5/80 Fairbank Clayton South Victoria 3149 Australia Bonnstrasse,9 3186 Dügingen Switzerland 4101 Research Commons (Principal Address), 79 T.W. Alexander Drive, Research Triangle Park, North Carolina 277709, United States 4101 Research Commons (Principal Address), 79 T.W. Alexander Drive, Research Triangle Park, North Carolina 277709, United States 1987 Industrial Development and manufacture of diagnostic equipment, instruments and reagents. 99.998% 0.002% 99.998% 0.002% 99.998% 0.002% Diagnostic Grifols, S.A. 1987 Industrial Plasma fractioning and the manufacture of haemoderivative pharmaceutical products. 99.998% 0.002% 99.998% 0.002% 99.998% 0.002% Instituto Grifols, S.A. Manufacture, sale and purchase, commercialisation and distribution of all types of computer products and materials. 1987 Services ---100.000% 99.970% 0.030% ---100.000% Grifols Worldwide Operations Spain, S.A (formerly Logister, S.A.) Production of glass-and plastic-packaged parenteral solutions, parenteral and enteral nutrition products and blood extraction equipment and bags. 1989 Industrial 99.999% 0.001% 99.999% 0.001% 99.998% 0.002% Laboratorios Grifols, S.A. Analysis and certification of the quality of plasma used by Instituto Grifols, S.A. It also provides transfusion centres with plasma virus inactivation services (I.P.T.H). 1991 Industrial 99.900% 0.100% 99.900% 0.100% 99.900% 0.100% Biomat, S.A. Design and development of the Group’s manufacturing installations and part of the equipment and machinery used at these premises. The company also renders engineering services to external companies. 2000 Industrial 99.950% 0.050% 99.950% 0.050% 99.950% 0.050% Grifols Engineering, S.A. 2002 Industrial Procuring human plasma. ---100.000% ---100.000% ---100.000% Biomat USA, Inc. 2003 Industrial Plasma fractioning and the production of haemoderivatives. ---100.000% ---100.000% ---100.000% Grifols Biologicals, Inc. PlasmaCare, Inc. (merged with Biomat USA, Inc in 2015) 2006 Industrial Procuring human plasma. ---------100.000% ---100.000% Distribution of pharmaceutical products and the development and manufacture of reagents for diagnostics. 2009 Industrial 100.000% ---100.000% ---100.000% ---Grifols Australia Pty Ltd. 2009 Industrial Development and manufacturing activities in the area of biotechnology and diagnostics. 80.000% ---80.000% ---80.000% ---Medion Grifols Diagnostic AG 2011 Industrial ---100.000% ---100.000% ---100.000% Plasma fractioning and the production of haemoderivatives. Grifols Therapeutics, Inc. 2011 Industrial Procuring human plasma. ---100.000% ---100.000% ---100.000% Talecris Plasma Resources, Inc. Rua Umuarama, 263 Condominio Portal da Serra Vila Perneta CEP 83.325-000 Pinhais Paraná, Brazil 2012 Industrial 60.000% ---60.000% ---60.000% ---Production of bags for the extraction, separation, conservation and transfusion of blood components. GRI-CEI, S/A Produtos para transfusao Grange Castle Business Park, Grange Castle , Clondalkin, Dublin 22, Ireland Packaging, labelling, storage, distribution, manufacture and development of pharmaceutical products and rendering of financial services to Group companies. 2012 Industrial 100.000% ---100.000% ---100.000% ---Grifols Worldwide Operations Limited Parque Tecnológico de Vizcaya, Edificio 504 48160 Derio (Vizcaya) Spain 2013 Industrial Development, production and commercialisation of biotechnological solutions. 56.150% ---56.150% ---56.150% ---Progenika Biopharma, S.A. Parque Tecnológico de Vizcaya, Edificio 504 48160 Derio (Vizcaya) Spain 2013 Industrial Development, production and commercialisation of biotechnological solutions. ---------56.150% ---56.150% Proteomika, S.L.U (merged with Progenika Biopharma, S.A. in 2015) This appendix forms an integral part of note 2 to the consolidated annual accounts.

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

					31/12/2015		31/12/2014		31/12/2013	
		Acquisition /			% shares		% shares		% shares	
	Registered	Incorporation								
Name	**Offices**	**date**	**Activity**	**Statutory Activity**	**Direct**	**Indirect**	**Direct**	**Indirect**	**Direct**	**Indirect**
Fully Consolidated Companies										
Diagnostic Grifols, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1987	Industrial	Development and manufacture of diagnostic equipment, instruments and reagents.	99.998%	0.002%	99.998%	0.002%	99.998%	0.002%
Instituto Grifols, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1987	Industrial	Plasma fractioning and the manufacture of haemoderivative pharmaceutical products.	99.998%	0.002%	99.998%	0.002%	99.998%	0.002%
Grifols Worldwide Operations Spain, S.A (formerly Logister, S.A.)	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1987	Services	Manufacture, sale and purchase, commercialisation and distribution of all types of computer products and materials.	---	100.000%	99.970%	0.030%	---	100.000%
Laboratorios Grifols, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1989	Industrial	Production of glass- and plastic-packaged parenteral solutions, parenteral and enteral nutrition products and blood extraction equipment and bags.	99.999%	0.001%	99.999%	0.001%	99.998%	0.002%
Biomat, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1991	Industrial	Analysis and certification of the quality of plasma used by Instituto Grifols, S.A. It also provides transfusion centres with plasma virus inactivation services (I.P.T.H).	99.900%	0.100%	99.900%	0.100%	99.900%	0.100%
Grifols Engineering, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	2000	Industrial	Design and development of the Group's manufacturing installations and part of the equipment and machinery used at these premises. The company also renders engineering services to external companies.	99.950%	0.050%	99.950%	0.050%	99.950%	0.050%
Biomat USA, Inc.	2410 Lillyvale Avenue Los Angeles (California) United States	2002	Industrial	Procuring human plasma.	---	100.000%	---	100.000%	---	100.000%
Grifols Biologicals, Inc.	5555 Valley Boulevard Los Angeles (California) United States	2003	Industrial	Plasma fractioning and the production of haemoderivatives.	---	100.000%	---	100.000%	---	100.000%
PlasmaCare, Inc. (merged with Biomat USA, Inc in 2015)	1128 Main Street, Suite 300 Cincinnati (Ohio) United States	2006	Industrial	Procuring human plasma.	---	---	---	100.000%	---	100.000%
Grifols Australia Pty Ltd.	Unit 5/80 Fairbank Clayton South Victoria 3149 Australia	2009	Industrial	Distribution of pharmaceutical products and the development and manufacture of reagents for diagnostics.	100.000%	---	100.000%	---	100.000%	---
Medion Grifols Diagnostic AG	Bonnstrasse,9 3186 Düngingen Switzerland	2009	Industrial	Development and manufacturing activities in the area of biotechnology and diagnostics.	80.000%	---	80.000%	---	80.000%	---
Grifols Therapeutics, Inc.	4101 Research Commons (Principal Address), 79 T.W. Alexander Drive, Research Triangle Park, North Carolina 277709, United States	2011	Industrial	Plasma fractioning and the production of haemoderivatives.	---	100.000%	---	100.000%	---	100.000%
Talecris Plasma Resources, Inc.	4101 Research Commons (Principal Address), 79 T.W. Alexander Drive, Research Triangle Park, North Carolina 277709, United States	2011	Industrial	Procuring human plasma.	---	100.000%	---	100.000%	---	100.000%
GRI-CEL S/A Produtos para transfusao	Rua Umuarama, 263 Condominio Portal da Serra Vila Perneta CEP 83.325-000 Pinhais Paraná, Brazil	2012	Industrial	Production of bags for the extraction, separation, conservation and transfusion of blood components.	60.000%	---	60.000%	---	60.000%	---
Grifols Worldwide Operations Limited	Grange Castle Business Park, Grange Castle , Clondalkin, Dublin 22, Ireland	2012	Industrial	Packaging, labelling, storage, distribution, manufacture and development of pharmaceutical products and rendering of financial services to Group companies.	100.000%	---	100.000%	---	100.000%	---
Progenika Biopharma, S.A.	Parque Tecnológico de Vizcaya, Edificio 504 48160 Derio (Vizcaya) Spain	2013	Industrial	Development, production and commercialisation of biotechnological solutions.	56.150%	---	56.150%	---	56.150%	---
Proteomika, S.L.U (merged with Progenika Biopharma, S.A. in 2015)	Parque Tecnológico de Vizcaya, Edificio 504 48160 Derio (Vizcaya) Spain	2013	Industrial	Development, production and commercialisation of biotechnological solutions.	---	---	---	56.150%	---	56.150%

APPENDIX I GRIFOLS, S.A. AND SUBSIDIARIES Information on Group Companies, Associates and others for the years ended 31 December 2015, 2014 and 2013 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 31/12/2015 31/12/2014 31/12/2013 Acquisition / Incorporation Registered % shares % shares % shares Name Offices date Activity Statutory Activity Direct Indirect Direct Indirect Direct Indirect Periferico Sur Nº 4118 Int 8 Col. Jardines del Pedregal CP 01900 Alvaro Obregon DF Mexico 2013 Industrial Development, production and commercialisation of biotechnological solutions. ---56.150% ---56.150% ---56.150% Progenika Latina, S.A. de CV Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, DE 19808 United States Development, production and commercialisation of genetic tools, diagnostic equipment and therapeutic systems and products for personalised medicine and the highest quality healthcare in general. 2013 Industrial ---56.150% ---56.150% ---56.150% Progenika Inc. Research, development and commercialisation of diagnostic products, treatment of diseases and rendering of related services. 2013 Industrial ---------------56.150% Calle Ercilla 17 - 3º 48009 Bilbao-Vicaya Spain Preventia 2.0 Genetics, S.L. (merged with Progenika Biopharma S.A in 2014) Parque Tecnológico de Vizcaya, Edificio 504 48160 Derio (Vizcaya) Spain 2013 Industrial Development of products for the treatment and diagnosis of psychiatric illnesses ---28.423% ---28.423% ---28.423% Brainco Biopharma, S.L. Parque Tecnológico de Vizcaya, Edificio 504 48160 Derio (Vizcaya) Spain Research, development and transfer of biotechnological products and processes, as well as the commercialiation of products and services related to the biosciences. 2013 Industrial ---45.129% ---43.763% ---43.763% Abyntek Biopharma, S.L. Parque Tecnológico de Vizcaya, Edificio 504 48160 Derio (Vizcaya) Spain Coordination, representation, management and promotion of the common interests of associated companies, in addition to contributing to the development, growth and internationalisation of its associates and of the biosciences sector in the Basque Country. 2013 Industrial ---52.067% ---56.150% ---56.150% Asociación I+D Progenika 4560 Horton Street 94608 Emeryville, California United States 2013 Industrial Manufacture and sale of blood testing products 100.000% ---100.000% ---100.000% ---Grifols Diagnostics Solutions Inc (formerly G-C Diagnostics Corp.) 13111 Temple Avenue, City of Industry, California 91746-1510 Estados Unidos 2014 Industrial The manufacture, warehousing, and logistical support for biological products. ---100.000% ---100.000% ------Grifols Worldwide Operations USA Inc. 501 Orchard Road nº20-01 238880 Wheelock Place, Singapore 2003 Commercial Distribution and sale of medical and pharmaceutical products. 100.000% ---100.000% ---100.000% ---Grifols Asia Pacific Pte, Ltd Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain Distribution and sale of reagents, chemical products and other pharmaceutical specialities, and of medical and surgical materials, equipment and instruments for use by laboratories and health centres. 1987 Commercial 99.999% 0.001% 99.999% 0.001% 99.999% 0.001% Grifols Movaco, S.A. Rua de Sao Sebastiao,2 Zona Industrial Cabra Figa 2635-448 Rio de Mouro Portugal Import, export and commercialisation of pharmaceutical and hospital equipment and products, particularly Grifols products. 1988 Commercial 0.010% 99.990% 0.010% 99.990% 0.010% 99.990% Grifols Portugal Productos Farmacéuticos e Hospitalares, Lda. Avda. Americo Vespucio, 2242 Comuna de Conchali Santiago de Chile Chile 2410 Lillyvale Avenue Los Angeles (California) Estados Unidos Bartolomé Mitre 3690/3790, CPB1605BUT Munro Partido de Vicente Lopez Argentina Development of pharmaceutical businesses, which can involve the import, production, commercialisation and export of related products. 1990 Commercial 99.000% ---99.000% ---99.000% ---Grifols Chile, S.A. 1990 Commercial Distribution and marketing of company products. ---100.000% ---100.000% ---100.000% Grifols USA, LLC. Clinical and biological research. Preparation of reagents and therapeutic and diet products. Manufacture and commercialisation of other pharmaceutical specialities. 1991 Commercial 95.010% 4.990% 95.010% 4.990% 95.010% 4.990% Grifols Argentina, S.A. Calle Zitna,2 Prague Czech Republic 1992 Commercial 100.000% ---100.000% ---100.000% ---Purchase, sale and distribution of chemical-pharmaceutical products, including human plasma. Grifols s.r.o. This appendix forms an integral part of note 2 to the consolidated annual accounts.

APPENDIX I GRIFOLS, S.A. AND SUBSIDIARIES Information on Group Companies, Associates and others for the years ended 31 December 2015, 2014 and 2013 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 31/12/2015 31/12/2014 31/12/2013 Acquisition / Incorporation Registered % shares % shares % shares Name Offices date Activity Statutory Activity Direct Indirect Direct Indirect Direct Indirect 191 Silom Complex Building, 21st Follor, Silom Road, Silom, Bangrak 10500 Bangkok Thailand Level 18, The Gardens North Tower, Mid Valley City, Lingkaran Syed Putra 59200 Kuala Lumpur Malaysia 2003 Commercial Import, export and distribution of pharmaceutical products. ---48.000% ---48.000% ---48.000% Grifols (Thailand) Ltd 2003 Commercial Distribution and sale of pharmaceutical products. ---30.000% ---30.000% ---30.000% Grifols Malaysia Sdn Bhd Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain Coordination of the marketing, sales and logistics for all the Group’s subsidiaries operating in other countries. 1997 Commercial 100.000% ------100.000% 99.900% 0.100% Grifols International, S.A. Via Carducci, 62d 56010 Ghezzano Pisa, Italy Gregory Rowcliffe & Milners, 1 Bedford Row, London WC1R 4BZ United Kingdom 1997 Commercial Purchase, sale and distribution of chemical-pharmaceutical products. 100.000% ---100.000% ---100.000% ---Grifols Italia S.p.A 1997 Commercial Distribution and sale of therapeutic and other pharmaceutical products, especially haemoderivatives. 100.000% ---100.000% ---100.000% ---Grifols UK Ltd. Rua Umuarama, 263 Condominio Portal da Serra Vila Perneta CEP 83.325-000 Pinhais Paraná, Brazil Import and export, preparation, distribution and sale of pharmaceutical and chemical products for laboratory and hospital use, and medical-surgical equipment and instruments. 1998 Commercial 100.000% ---100.000% ---100.000% ---Grifols Brasil, Ltda. Arteparc, Rue de la Belle du Canet, Bât. D, Route de la Côte d'Azur, 13590 Meyreuil France 1999 Commercial Commercialisation of chemical and healthcare products. 99.990% 0.010% 99.990% 0.010% 99.990% 0.010% Grifols France, S.A.R.L. Grzybowska 87 street00-844 Warsaw, Poland 2003 Commercial Distribution and sale of pharmaceutical, cosmetic and other products. 100.000% ---100.000% ---100.000% ---Grifols Polska Sp.z.o.o. Calle Eugenio Cuzin, nº 909-913 Parque Industrial Belenes Norte 45150 Zapopán Jalisco, Mexico 2008 Commercial Manufacture and commercialisation of pharmaceutical products for human and veterinary use. 99.990% 0.010% 99.990% 0.010% 99.990% 0.010% Logística Grifols, S.A. de C.V. Production, manufacture, adaptation, conditioning, sale and purchase, commissioning, representation and consignment of all kinds of pharmaceutical products and the acquisition of machinery, equipment, raw materials, tools, movable goods and property for the aforementioned purposes. Calle Eugenio Cuzin, nº 909-913 Parque Industrial Belenes Norte 45150 Zapopán Jalisco, Mexico 1970 Commercial 99.980% 0.020% 99.980% 0.020% 99.990% 0.010% Grifols México, S.A. de C.V. Lochamer Schlag, 12D 82166 Gräfelfing Germany 2009 Commercial Distribution and sale of biotechnological and diagnostic products. ---80.000% ---80.000% ---80.000% Medion Diagnostics GmbH Research and development, production and marketing of pharmaceutical products, medical devices and any other asset deriving from the aforementioned activities. Sveavägen 166 11346 Stockholm Sweden Carrera 7 No. 71 52 Torre B piso 9 Bogotá. D.C. Colombia 2010 Commercial 100.000% ---100.000% ---100.000% ---Grifols Nordic, AB Sale, commercialisation and distribution of medicines, pharmaceutical (including but not limited to haemoderivatives) and hospital products, medical devices, biomedical equipment, laboratory instruments and reagents for diagnosis and/or healthcare software. 2010 Commercial 99.000% 1.000% 99.000% 1.000% 99.000% 1.000% Grifols Colombia, Ltda This appendix forms an integral part of note 2 to the consolidated annual accounts.

APPENDIX I GRIFOLS, S.A. AND SUBSIDIARIES Information on Group Companies, Associates and others for the years ended 31 December 2015, 2014 and 2013 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 31/12/2015 31/12/2014 31/12/2013 Acquisition / Incorporation date Registered Offices % shares % shares % shares Name Activity Statutory Activity Direct Indirect Direct Indirect Direct Indirect Procurement of the official permits and necessary approval for the production, commercialisation and distribution of products deriving from blood plasma, as well as the import, export, distribution and sale of reagents and chemical and pharmaceutical products, especially for laboratories and health centres and surgical and medical equipment and instruments. Lyoner Strasse 15, D-60528 Frankfurt am Main Germany 5060 Spectrum Way, Suite 405 (Principal Address) Mississauga, Ontario L4W 5N5 Canada 2011 Commercial 100.000% ---100.000% ---100.000% ---Grifols Deutschland GmbH 2011 Commercial Distribution and sale of biotechnological products. ---100.000% ---100.000% ---100.000% Grifols Canada, Ltd. Unit 901-902, Tower 2, No. 1539, West Nanjing Rd., Jing’an District, Shanghai 200040 China Pharmaceutical consultancy services (except for diagnosis), technical and logistical consultancy services, business management and marketing consultancy services. 2013 Commercial 100.000% ---100.000% ---100.000% ---Grifols Pharmaceutical Technology (Shanghai) Co., Ltd. (formerly Grifols Pharmaceutical Consulting (Shanghai) Co., Ltd.) Research, development, import and export and commercialisation of pharmaceutical products, devices and diagnostic instruments. 2013 Commercial 100.000% ---100.000% ---100.000% ---Steinengraben, 5 40003 Basel Switzerland Grifols Switzerland AG 2014 Commercial Distribution and sale of diagnostic products. ---100.000% ---100.000% ------Units 1505-7 Bershire House, 25 Westlands Road Hong Kong Grifols (H.K.), Limited Hilton Plaza West Office Tower, 19th floor. 2-2, Umeda 2-chome, Kita-ku Osaka-shi Japón Regus Business Centre Pvt.Ltd.,Level15,Dev Corpora, Plot No.463,Nr. Khajana East.Exp.Highway,Thane (W), Mumbai - 400604, Maharashtra India Can Guasch, 2 08150 Parets del Vallès Barcelona, Spain The Metropolitan Building, 3rd Fl. James Joyce Street, Dublin Ireland Research, development, import and export and commercialisation of pharmaceutical products, devices and diagnostic instruments. 2014 Commercial 100.000% ---100.000% ---------Grifols Japan K.K. 2014 Commercial Distribution and sale of pharmaceutical products. 99.990% 0.010% 99.990% 0.010% ------Grifols India Healthcare Private Ltd 1995 Services 99.900% 0.100% 99.900% 0.100% 99.900% 0.100% Travel agency exclusively serving Group companies. Grifols Viajes, S.A. 2003 Services Reinsurance of Group companies’ insurance policies. ---100.000% ---100.000% ---100.000% Squadron Reinsurance Ltd. Avenida de la Generalitat 152 Sant Cugat del Valles (Barcelona) Spain 2008 Services Development and construction of offices and business premises. ------99.995% 0.005% 99.990% 0.010% Arrahona Optimus, S.L. (merged with Grifols, S.A. in 2015) 2410 Lillivale Avenue 90032 Los Angeles, California United States Support services for the collection, manufacture, sale and distribution of plasma derivatives and related products. 2011 Services 100.000% ---100.000% ---100.000% ---Grifols Shared Services North America, Inc. (formerly Grifols Inc.) Avenida Diagonal 477 Barcelona Avenida de la Generalitat 152 Sant Cugat del Valles (Barcelona) Spain 2015 Services 100.000% ---------------Manufacturing buildings for rent Gripdan, S.L Research and development in the field of regenerative medicine, awarding of research grants, subscription to collaboration agreements with entities and participation in projects in the area of regenerative medicine. 2009 Research 0.001% 99.999% 0.001% 99.999% 0.001% 99.999% Gri-Cel, S.A. Paseo de Sagasta, 17 2º izqda. Zaragoza, Spain Creation and commercialisation of a blood diagnosis kit for the detection of Alzheimer's and development of effective immunotherapy (vaccine) against this disease. 2012 Research ---70.830% ---66.150% ---61.120% Araclon Biotech, S.L. Avenida de la Generalitat 152 Sant Cugat del Valles (Barcelona) Spain Research and development of therapeutic approaches for tumours for which there is currently no effective treatment. 2012 Research ---68.010% ------------VCN Bioscience, S.L. This appendix forms an integral part of note 2 to the consolidated annual accounts.

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Name	Registered Offices	Acquisition / Incorporation date	Activity	Statutory Activity	31/12/2015 % shares Direct	31/12/2015 % shares Indirect	31/12/2014 % shares Direct	31/12/2014 % shares Indirect	31/12/2013 % shares Direct	31/12/2013 % shares Indirect
Grifols Deutschland GmbH	Lyoner Strasse 15, D-60528 Frankfurt am Main Germany	2011	Commercial	Procurement of the official permits and necessary approval for the production, commercialisation and distribution of products deriving from blood plasma, as well as the import, export, distribution and sale of reagents and chemical and pharmaceutical products, especially for laboratories and health centres and surgical and medical equipment and instruments.	100.000%	---	100.000%	---	100.000%	---
Grifols Canada, Ltd.	5060 Spectrum Way, Suite 405 (Principal Address) Mississauga, Ontario L4W 5N5 Canada	2011	Commercial	Distribution and sale of biotechnological products.	---	100.000%	---	100.000%	---	100.000%
Grifols Pharmaceutical Technology (Shanghai) Co., Ltd. (formerly Grifols Pharmaceutical Consulting (Shanghai) Co., Ltd.)	Unit 901-902, Tower 2, No. 1539, West Nanjing Rd., Jing'an District, Shanghai 200040 China	2013	Commercial	Pharmaceutical consultancy services (except for diagnosis), technical and logistical consultancy services, business management and marketing consultancy services.	100.000%	---	100.000%	---	100.000%	---
Grifols Switzerland AG	Steinengraben, 5 40003 Basel Switzerland	2013	Commercial	Research, development, import and export and commercialisation of pharmaceutical products, devices and diagnostic instruments.	100.000%	---	100.000%	---	100.000%	---
Grifols (H.K.), Limited	Units 1505-7 Bershire House, 25 Westlands Road Hong Kong	2014	Commercial	Distribution and sale of diagnostic products.	---	100.000%	---	100.000%	---	---
Grifols Japan K.K.	Hilton Plaza West Office Tower, 19th floor. 2-2, Umeda 2-chome, Kita-ku Osaka-shi Japón	2014	Commercial	Research, development, import and export and commercialisation of pharmaceutical products, devices and diagnostic instruments.	100.000%	---	100.000%	---	---	---
Grifols India Healthcare Private Ltd	Regus Business Centre Pvt.Ltd.,Level15,Dev Corpora, Plot No.463,Nr. Khajana East.Exp.Highway,Thane (W), Mumbai - 400604, Maharashtra India	2014	Commercial	Distribution and sale of pharmaceutical products.	99.990%	0.010%	99.990%	0.010%	---	---
Grifols Viajes, S.A.	Can Guasch, 2 08150 Parets del Vallès Barcelona, Spain	1995	Services	Travel agency exclusively serving Group companies.	99.900%	0.100%	99.900%	0.100%	99.900%	0.100%
Squadron Reinsurance Ltd.	The Metropolitan Building, 3rd Fl. James Joyce Street, Dublin Ireland	2003	Services	Reinsurance of Group companies' insurance policies.	---	100.000%	---	100.000%	---	100.000%
Arrahona Optimus, S.L. (merged with Grifols, S.A. in 2015)	Avenida de la Generalitat 152 Sant Cugat del Valles (Barcelona) Spain	2008	Services	Development and construction of offices and business premises.	---	---	99.995%	0.005%	99.990%	0.010%
Grifols Shared Services North America, Inc. (formerly Grifols Inc.)	2410 Lillivale Avenue 90032 Los Angeles, California United States	2011	Services	Support services for the collection, manufacture, sale and distribution of plasma derivatives and related products.	100.000%	---	100.000%	---	100.000%	---
Gripdan, S.L	Avenida Diagonal 477 Barcelona	2015	Services	Manufacturing buildings for rent	100.000%	---	---	---	---	---
Gri-Cel, S.A.	Avenida de la Generalitat 152 Sant Cugat del Valles (Barcelona) Spain	2009	Research	Research and development in the field of regenerative medicine, awarding of research grants, subscription to collaboration agreements with entities and participation in projects in the area of regenerative medicine.	0.001%	99.999%	0.001%	99.999%	0.001%	99.999%
Araclon Biotech, S.L.	Paseo de Sagasta, 17 2º izqda. Zaragoza, Spain	2012	Research	Creation and commercialisation of a blood diagnosis kit for the detection of Alzheimer's and development of effective immunotherapy (vaccine) against this disease.	---	70.830%	---	66.150%	---	61.120%
VCN Bioscience, S.L.	Avenida de la Generalitat 152 Sant Cugat del Valles (Barcelona) Spain	2012	Research	Research and development of therapeutic approaches for tumours for which there is currently no effective treatment.	---	68.010%	---	---	---	---

APPENDIX I GRIFOLS, S.A. AND SUBSIDIARIES Information on Group Companies, Associates and others for the years ended 31 December 2015, 2014 and 2013 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 31/12/2015 31/12/2014 31/12/2013 % shares % shares % shares Acquisition / Incorporation date Name Registered Offices Activity Statutory Activity Direct Indirect Direct Indirect Direct Indirect Equity accounted investees Avenida de la Generalitat 152 Sant Cugat del Valles (Barcelona) Spain Development, validation and production of the technology required to implement the use of genetic and cellular therapy for the treatment of human and animal pathologies. 2010 Research ---51.000% ---51.000% ---51.000% Nanotherapix, S.L. Avenida de la Generalitat 152 Sant Cugat del Valles (Barcelona) Spain Research and development of therapeutic approaches for tumours for which there is currently no effective treatment. VCN Bioscience, S.L. 2012 Research ---------49.450% ---40.000% 3929 Point Eden Way Hayward, California United States Development and commercialisation of drugs delivered by inhalation for the prevention and treatment of severe respiratory diseases. Aradigm Corporation 2013 Research 35.000% ---35.000% ---35.000% ---Romeinse straat 12 bus 2, 3001 Leuven, Belgium TiGenix N.V. 2013 Research Research and development of therapies based on stem cells taken from adipose tissue. ---19.280% ---21.300% ---21.300% Avenida Fernandos Casas Novoa, 37 Santiago de Compostela Spain Mecwins, S.L. 2013 Research Research and production of nanotechnological, biotechnological and chemical solutions. ---8.42% ---9.35% ---14.038% Polígono Bainuetxe, 5, 2º planta, Aretxabaleta, Guipúzcoa Spain Development of machines and equipment to automate and control key points of hospital processes, and hospital pharmacy processes. Kiro Robotics S.L 2014 Research 50.000% ---50.000% ---------3500 South DuPont Hwy, Dover, County of Kent United States Development novel plasma-based products for the treatment of cognitive decline in aging and disorders of the central nervous system (CNS) Alkahest, Inc. 2015 Research ---47.580% ------------This appendix forms an integral part of note 2 to the consolidated annual accounts.

APPENDIX I
GRIFOLS, S.A. AND SUBSIDIARIES

					31/12/2015 % shares		31/12/2014 % shares		31/12/2013 % shares	
Name	**Registered Offices**	**Acquisition / Incorporation date**	**Activity**	**Statutory Activity**	**Direct**	**Indirect**	**Direct**	**Indirect**	**Direct**	**Indirect**
Equity accounted investees										
Nanotherapix, S.L.	Avenida de la Generalitat 152 Sant Cugat del Valles (Barcelona) Spain	2010	Research	Development, validation and production of the technology required to implement the use of genetic and cellular therapy for the treatment of human and animal pathologies.	---	51.000%	---	51.000%	---	51.000%
VCN Bioscience, S.L.	Avenida de la Generalitat 152 Sant Cugat del Valles (Barcelona) Spain	2012	Research	Research and development of therapeutic approaches for tumours for which there is currently no effective treatment.	---	---	---	49.450%	---	40.000%
Aradigm Corporation	3929 Point Eden Way Hayward, California United States	2013	Research	Development and commercialisation of drugs delivered by inhalation for the prevention and treatment of severe respiratory diseases.	35.000%	---	35.000%	---	35.000%	---
TiGenix N.V.	Romeinse straat 12 bus 2, 3001 Leuven, Belgium	2013	Research	Research and development of therapies based on stem cells taken from adipose tissue.	---	19.280%	---	21.300%	---	21.300%
Mecwins, S.L.	Avenida Fernandos Casas Novoa, 37 Santiago de Compostela Spain	2013	Research	Research and production of nanotechnological, biotechnological and chemical solutions.	---	8.42%	---	9.35%	---	14.038%
Kiro Robotics S.L	Polígono Bainuetxe, 5, 2º planta, Aretxabaleta, Guipúzcoa Spain	2014	Research	Development of machines and equipment to automate and control key points of hospital processes, and hospital pharmacy processes.	50.000%	---	50.000%	---	---	---
Alkahest, Inc.	3500 South DuPont Hwy, Dover, County of Kent United States	2015	Research	Development novel plasma-based products for the treatment of cognitive decline in aging and disorders of the central nervous system (CNS)	---	47.580%	---	---	---	---

APPENDIX II GRIFOLS, S.A. AND SUBSIDIARIES Operating Segments for the years ended 31 December 2015, 2014 and 2013 (Expressed in thousands of Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Bioscience 2014* Hospital 2014* Diagnostic 2014* Raw materials & others 2014* Consolidated 2014* 2015 2013* 2015 2013* 2015 2013* 2015 2013* 2015 2013* Revenues from external customers 3,032,111 2,513,510 2,448,824 96,245 94,800 97,131 691,452 620,022 130,339 114,755 127,052 65,438 3,934,563 3,355,384 2,741,732 Total operating income 3,032,111 2,513,510 2,448,824 96,245 94,800 97,131 691,452 620,022 130,339 114,755 127,052 65,438 3,934,563 3,355,384 2,741,732 Profit/(Loss) for the segment 907,847 835,171 980,835 (4,299) (4,256) 139 84,147 86,258 (3,819) 88,408 106,446 38,970 1,076,103 1,023,619 1,016,125 Unallocated expenses Operating profit (105,734) (165,930) (280,005) (105,734) 970,369 (165,930) 857,689 (280,005) 736,120 Finance result (271,839) (261,427) (237,419) Share of profit/(loss) of equity accounted investee Income tax expense ---- ---- ---- ---- --(8,280) (6,582) (1,165) (8,280) (6,582) (1,165) (158,809) (122,597) (155,482) Profit for the year after tax 531,441 467,083 342,054 Segment assets Equity accounted investments Unallocated assets Total assets 6,074,971 --5,013,457 --4,501,977 --91,877 --94,971 --81,500 --1,794,389 --1,628,232 --215,990 --1,321 76,728 1,562,429 794 54,296 1,657,999 394 35,765 7,962,558 76,728 6,737,454 54,296 4,799,861 35,765 1,005,410 1,562,429 1,657,999 1,005,410 9,601,715 8,449,749 5,841,036 Segment liabilities Unallocated liabilities Total liabilities 387,086 --256,710 --230,412 --3,159 --9,429 --241 --192,730 --233,165 --14,801 ---- 5,717,351 --5,287,557 --582,975 499,304 245,454 3,488,378 5,717,351 5,287,557 3,488,378 6,300,326 5,786,861 3,733,832 Other information: Amortisation and depreciation Expenses that do not require cash payments Additions for the year of property, plant & equipment and intangible assets 137,870 95,725 91,350 5,710 5,273 5,695 31,875 24,768 15,492 14,301 63,706 15,932 189,756 189,472 128,469 627 4,053 (11,090) 108 (74) 141 4,630 (3,578) 337 4,794 (6,215) 2,979 10,159 (5,814) (7,633) 421,020 188,698 129,475 7,972 14,241 8,514 68,740 46,272 24,408 79,082 42,981 19,582 576,814 292,192 181,979 * As a result of the acquisitions made and the related changes in the organizational structure due to the integration process, the Group has reviewed the allocation of costs to the between segments, which has lead to an increase of the portion of allocated costs. The comparative figures for the year 2014 have been restated accordingly, resulting on a reduction of the portion of unallocated costs compared to the previous presentation of Euro 154 million. As a result of changes to systems, it is impracticable to restate the 2013 comparative figures and, therefore, the segment information relating to 2013 is not comparable to the 2015 and 2014 segment figures included in these consolidated financial statements. This appendix forms an integral part of note 6 to the consolidated annual accounts. 1 of 2

APPENDIX II GRIFOLS, S.A. AND SUBSIDIARIES Reporting by geographical area for the years ended 31 December 2015, 2014 and 2013 (Expressed in thousands of Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Spain 2014 Rest of European Union 2014 USA + Canada 2014 Rest of World 2014 Subtotal 2014 Raw material & others 2014 Consolidated 2014 2015 2013 2015 2013 2015 2013 2015 2013 2015 2013 2015 2013 2015 2013 Net Revenue 207,641 214,558 200,036 455,276 448,244 356,289 2,505,791 2,042,700 1,694,361 651,100 522,830 425,608 3,819,808 3,228,332 2,676,294 114,755 127,052 65,438 3,934,563 3,355,384 2,741,732 Assets by geographical area 719,557 689,220 933,722 2,406,847 1,888,235 280,510 6,175,558 5,542,660 4,487,429 298,432 328,840 138,981 9,600,394 8,448,955 5,840,642 1,321 794 394 9,601,715 8,449,749 5,841,036 Other information: Additions for the year of property, plant & equipment and intangible assets 113,652 53,223 55,978 51,943 69,366 14,847 400,065 160,195 106,274 11,154 9,408 4,880 576,814 292,192 181,979 0 --576,814 292,192 181,979 This appendix forms an integral part of note 6 to the consolidated annual accounts. 2 of 2

APPENDIX III GRIFOLS, S.A. AND SUBSIDIARIES Changes in Other Intangible Assets for the year ended 31 December 2015 (Expressed in thousands of Euros) (Free translation from the original in Spanish. In the event of any discrepancy, the Spanish-language version prevails) Balances at 31/12/2014 Business combinations Translation differences Balances at 31/12/2015 Additions Transfers Disposals Development costs Concessions, patents, licenses brands & similar Computer software Currently marketed products Other intangible assets 108,029 5,066 --2 (626) 217 112,688 55,994 116,992 1,012,178 103,797 12 20,285 --19,070 ---- ---- --371 ---- (1,258) (1,167) --(943) 4,501 8,495 113,846 12,144 59,249 144,976 1,126,024 134,068 Total cost of intangible assets 1,396,990 44,433 --373 (3,994) 139,203 1,577,005 Accum. amort. of development costs Accum. amort of concessions, patents, licenses, brands & similar Accum. amort. of computer software Accum. amort. of currently marketed products Accum. amort. of other intangible assets Total accum. amort intangible assets Impairment of other intangible assets (62,767) (5,120) ---- 484 (148) (67,551) (23,144) (68,303) (122,416) (52,016) (924) (11,864) (38,076) (7,561) ---- ---- --137 ---- 1,099 991 ---- (988) (4,158) (14,643) (6,050) (23,957) (83,197) (175,135) (65,627) (328,646) (63,545) --137 2,574 (25,987) (415,467) 17 17 ---- ---- 34 Carrying amount of intangible assets 1,068,361 (19,095) --510 (1,420) 113,216 1,161,572 This appendix forms an integral part of note 8 to the consolidated annual accounts. 1 of 2

APPENDIX III

GRIFOLS, S.A. AND SUBSIDIARIES

	Balances at 31/12/2014	Additions	Business combinations	Transfers	Disposals	Translation differences	**Balances at 31/12/2015**
Development costs	108,029	5,066	--	2	(626)	217	112,688
Concessions, patents, licenses brands & similar	55,994	12	--	--	(1,258)	4,501	59,249
Computer software	116,992	20,285	--	371	(1,167)	8,495	144,976
Currently marketed products	1,012,178	--	--	--	--	113,846	1,126,024
Other intangible assets	103,797	19,070	--	--	(943)	12,144	134,068
Total cost of intangible assets	1,396,990	44,433	--	373	(3,994)	139,203	1,577,005
Accum. amort. of development costs	(62,767)	(5,120)	--	--	484	(148)	(67,551)
Accum. amort of concessions, patents, licenses, brands & similar	(23,144)	(924)	--	--	1,099	(988)	(23,957)
Accum. amort. of computer software	(68,303)	(11,864)	--	137	991	(4,158)	(83,197)
Accum. amort. of currently marketed products	(122,416)	(38,076)	--	--	--	(14,643)	(175,135)
Accum. amort. of other intangible assets	(52,016)	(7,561)	--	--	--	(6,050)	(65,627)
Total accum. amort intangible assets	(328,646)	(63,545)	--	137	2,574	(25,987)	(415,467)
Impairment of other intangible assets	17	17	--	--	--	--	34
Carrying amount of intangible assets	**1,068,361**	**(19,095)**	--	**510**	**(1,420)**	**113,216**	**1,161,572**

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APPENDIX III GRIFOLS, S.A. AND SUBSIDIARIES Changes in Other Intangible Assets for the year ended 31 December 2014 (Expressed in thousands of Euros) (Free translation from the original in Spanish. In the event of any discrepancy, the Spanish-language version prevails) Balances at 31/12/2013 Business combinations Translation differences Balances at 31/12/2014 Additions Transfers Disposals Development costs Concessions, patents, licenses brands & similar Computer software Currently marketed products Other intangible assets 111,788 4,218 ---- (8,075) 98 108,029 52,807 97,627 893,925 11,526 33 15,935 --30,959 ---- --50,705 --3,625 ---- --(8,404) ---- 3,154 8,209 118,253 10,607 55,994 116,992 1,012,178 103,797 Total cost of intangible assets 1,167,673 51,145 50,705 3,625 (16,479) 140,321 1,396,990 Accum. amort. of development costs Accum. amort of concessions, patents, licenses, brands & similar Accum. amort. of computer software Accum. amort. of currently marketed products Accum. amort. of other intangible assets Total accum. amort intangible assets Impairment of other intangible assets (57,830) (5,283) ---- 475 (129) (62,767) (21,418) (63,115) (76,911) (1,940) (1,026) (7,295) (32,251) (45,368) ---- ---- --50 ---- --6,142 ---- (700) (4,085) (13,254) (4,708) (23,144) (68,303) (122,416) (52,016) (221,214) (91,223) --50 6,617 (22,876) (328,646) (24) 41 ---- ---- 17 Carrying amount of intangible assets 946,435 (40,037) 50,705 3,675 (9,862) 117,445 1,068,361 (note 3(b)) This appendix forms an integral part of note 8 to the consolidated annual accounts. 2 of 2

APPENDIX IV GRIFOLS, S.A. AND SUBSIDIARIES Movement in Property, Plant and Equipment for the year ended 31 December 2015 (Expressed in thousands of Euros) (Free translation from the original in Spanish. In the event of any discrepancy, the Spanish-language version prevails) Balances at Translation Balances at Business 31/12/2014 Additions combination Transfers Disposals differences 31/12/2015 Cost: Land and buildings Plant and machinery Under construction 305,268 1,150,832 208,534 228,802 146,228 157,352 --23 --55,604 65,308 (121,669) (12,279) (19,918) (100) 36,081 88,557 19,493 613,476 1,431,030 263,610 1,664,634 532,382 23 (757) (32,297) 144,131 2,308,116 Accumulated depreciation: Buildings (31,096) (10,477) ---- 316 (2,800) (44,057) Plant and machinery (482,610) (115,733) (7) 247 12,373 (30,639) (616,369) (513,706) (126,210) (7) 247 12,689 (33,439) (660,426) Impairment of other property, plant and equipment (3,146) (90) ---- --(52) (3,288) Carrying amount 1,147,782 406,082 16 (510) (19,608) 110,640 1,644,402 (note 3 (a)) This appendix forms an integral part of note 9 to the consolidated annual accounts. 1 of 2

APPENDIX IV GRIFOLS, S.A. AND SUBSIDIARIES Movement in Property, Plant and Equipment for the year ended 31 December 2014 (Expressed in thousands of Euros) (Free translation from the original in Spanish. In the event of any discrepancy, the Spanish-language version prevails) Balances at Translation Balances at Business 31/12/2013 Additions combination Transfers Disposals differences 31/12/2014 Cost: Land and buildings Plant and machinery Under construction 209,663 920,871 109,865 27,866 83,538 129,643 47,619 35,979 2,914 3,596 46,078 (53,197) (11,368) (20,739) (9) 27,892 85,105 19,318 305,268 1,150,832 208,534 1,240,399 241,047 86,512 (3,523) (32,116) 132,315 1,664,634 Accumulated depreciation: Buildings (22,760) (7,021) --(3) 1,216 (2,528) (31,096) Plant and machinery (372,854) (91,228) (6,816) (149) 17,626 (29,189) (482,610) (395,614) (98,249) (6,816) (152) 18,842 (31,717) (513,706) Impairment of other property, plant and equipment (4,547) 2,263 (855) ---- (7) (3,146) Carrying amount 840,238 145,061 78,841 (3,675) (13,274) 100,591 1,147,782 (note 3 (b)) This appendix forms an integral part of note 9 to the consolidated annual accounts. 2 of 2

APPENDIX V GRIFOLS, S.A. AND SUBSIDIARIES Statement of Liquidity for Distribution of Interim Dividend 2015 (Expressed in thousands of Euros) (Free translation from the original in Spanish. In the event of any discrepancy, the Spanish-language version prevails) Thousands of Euros Forecast profits distributable for 2015: Projected profits net of taxes until 31/12/2015 Less, charge required to legal reserve 250,687 0 250,687 Estimated profits distributable for 2015 119,615 Interim dividend distributed Forecast cash for the period 23 October 2015 to 23 October 2016: Cash balances at 23 October 2015 Projected amounts collected Projected payments, including interim dividend 5,748 418,467 368,821 55,394 Projected cash balances at 23 October 2016 This appendix forms an integral part of note 15 to the consolidated annual accounts.

APPENDIX V GRIFOLS, S.A. AND SUBSIDIARIES Statement of Liquidity for Distribution of Interim Dividend 2014 (Expressed in thousands of Euros) (Free translation from the original in Spanish. In the event of any discrepancy, the Spanish-language version prevails) Thousands of Euros Forecast profits distributable for 2014: Projected profits net of taxes until 31/12/2014 Less, charge required to legal reserve 211,556 0 211,556 Estimated profits distributable for 2014 85,944 Interim dividend distributed Forecast cash for the period 20 October 2014 to 20 October 2015: Cash balances at 20 October 2014 Projected amounts collected Projected payments, including interim dividend 67,048 508,971 383,137 192,882 Projected cash balances at 20 October 2015 This appendix forms an integral part of note 15 to the consolidated annual accounts.

GRIFOLS, S.A. AND SUBSIDIARIES

CONSOLIDATED DIRECTORS’ REPORT

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Dear shareholders,

Grifols is a global company that has been committed to serving people’s health since 1940. In 2015, it celebrated 75 years of improving people’s health and well-being through the development of life-saving plasma medicines (Bioscience division), clinical diagnostic technology (Diagnostic division), and pharmaceutical products for hospital use (Hospital division), positioning Grifols as a solid, diversified and growing company.

The objective of the strategic plan defined to 2017 is to make the company one of the most efficient and competitive in the sectors in which it operates. The key achievements of 2015 have contributed to the delivery of this plan. The group is working on five pillars of growth: global expansion, leadership in capacity, optimizing core business, accelerating innovation, and diversifying the business. Grifols is committed to keep generating value for shareholders and investors. From a financial standpoint, generating cash and reducing leverage continue to be a priority.

The group’s market capitalization at the close of 2015(1) was Euros 12,993.2 million.

The company’s ability to create value and achieve its objectives is influenced by the management of the talent of its employees. Two academies — The Grifols Academy of Plasmapheresis and Academia Grifols — are responsible for delivering the training and skills development programs for the different employee groups. Grifols remains committed to the environment and the community. It is worth highlighting the work of its three foundations: Fundació Víctor Grifols i Lucas, Fundación José Antonio Grifols Lucas, and Fundación Probitas.

1. - CORPORATE SITUATION

It is estimated(2) that the global market for plasma-derived products in 2015 was worth around US Dollars 19 billion. Grifols remains one of the leading companies in the manufacture of plasma-based medicines with a global market share of approximately 18%(3). The group’s main products lead global sales.

Grifols is also well positioned in the in vitro diagnostics sector, and it is a world leader in transfusion medicine, with blood typing products, NAT technology, and the manufacture of antigens for immunoassays. The company offers integrated solutions for blood and plasma donor centers, controlling the entire process from donation through transfusion.

Grifols has a long history of involvement with the hospital pharmacy. The Hospital division maintains its leadership in Spain as a supplier of intravenous solutions, and is gradually expanding its international presence. It also supplies preparations for clinical nutrition, a wide range of sterile products and medical devices, and provides logistics platforms for hospital management. Grifols leads the introduction of automation in hospital logistics procedures in Spain and Latin America.

•                  Succession Plan: the envisaged generational handover reiterates the commitment of the founding family to the company and Grifols’ leadership focus

At the end of 2015, the succession plan proposed by the current chairman and chief executive director, Victor Grifols Roura, and unanimously approved by the Board of Directors of Grifols was made public. The generational succession reiterates the commitment of the founding family to the company and confirms the continuity of the values and pioneering spirit that have made Grifols one of the leading companies in the manufacture of life-saving plasma medicines, clinical diagnostics technology, and pharmaceutical preparations for hospital use throughout its 75 years of history.

The succession plan provides for Raimon Grifols Roura and Víctor Grifols Deu to succeed Víctor Grifols Roura as joint and several chief executive officers of the company from 1 January 2017. Víctor Grifols will

(1)  Market capitalization based on closing prices of Class A and Class B shares on December 31, 2015.

(2)  Source: Koncept Analytics - The Global Blood Plasma Market Report, 2014 and internal information.

(3)  Source: Marketing Research Bureau (MRB) and internal information, 2014.

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CONSOLIDATED DIRECTORS’ REPORT

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

continue holding his position as non-executive chairman of the board of directors. 2016 will provide a transition period to ensure that the handover process is orderly, planned and transparent.

The key points of the succession plan are:

•                  Víctor Grifols Roura to continue in his current role as chairman and chief executive director until December 31, 2016.

•                  Appointment of Víctor Grifols Deu as executive director at the Ordinary General Meeting of Shareholders in 2016.

•                  Appointments of Raimon Grifols Roura and Víctor Grifols Deu as joint and several chief executive directors with effect from January 1, 2017.

•                  Key lines of Grifols management strategy in 2015

Grifols’ principal business units (Bioscience division, Diagnostic division and Hospital division) are solid, firmly established and complementary. Operationally, the commercial model is focused on specialized divisions, supporting collaboration between geographic and functional units designed to strengthen and promote organic growth. During 2015, Grifols made significant investments to strengthen its commercial structure and to ensure its position as a leading innovator based both on technological development and on improving and expanding its manufacturing capacity. As a result, major resources have been allocated to capital expenditure (CAPEX). The group has also allocated significant resources to R&D, with the aim of providing a further boost to research projects.

During 2015, Grifols’ management strategy pursued the following lines of action:

•                  Consolidation of organic growth in the Bioscience division.

•                  Full integration of the Diagnostic business, reflecting its strategic fit with the company, and establishing a foundation for the future development of this division.

•                  Continuing innovation to differentiate products and adapt them to meet the needs of patients and health professionals.

•                  Geographical expansion.

•                  Accelerating capital expenditure linked to plasma supply and manufacturing capacity. Operations start at the new fractionation plant in Clayton, with a capacity of 6 million liters.

•                  Evaluating R&D projects and redefining strategic activities.

•                  Strengthening the group’s financial position.

•                  Approval of the succession plan.

2.- BUSINESS PERFORMANCE AND RESULTS

PROFIT AND LOSS ACCOUNT: KEY INDICATORS

•                  Revenue performance: Euros 3,934.6 million

Grifols closed 2015 with net revenues of Euros 3,934.6 million. This represents growth of +17.3% compared to Euros 3,355.4 million reported for 2014. Currency movements, in particular of the US Dollar, had a favorable impact on revenues, and growth was +2.5% at constant currency.

•                  Revenue by division: Grifols’ recurring sales rise by +18.3%

Grifols structures its activity around three complementary divisions that enable the diversification of its business. In 2015, the Bioscience division, which covers plasma-derived proteins, continued to be the main driver of growth. Net sales in Bioscience exceeded Euros 3,000 million for the first time, totaling Euros 3,032.1 million and representing 77.1% of the group’s total revenue. The Diagnostic division, with revenues over Euros 690 million, accounted for 17.6%, and the Hospital division, with revenues of around Euros 100 million, generated 2.4% of total revenue. The three divisions generated Euros 3,819.8 million, a figure that represents an increase of +18.3% in Grifols’ recurring business, and +3.5% at constant currency.

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GRIFOLS, S.A. AND SUBSIDIARIES

CONSOLIDATED DIRECTORS’ REPORT

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The company also has a Raw Materials and Others division, which includes non-recurring revenues.

		% of Net		% of Net
In thousands of euros	2015	Revenues	2014	Revenues	% Var	% Var cc*

BIOSCIENCE	3,032,111	77.1%	2,513,510	74.9%	20.6%	4.8%
DIAGNOSTIC	691,452	17.6%	620,022	18.5%	11.5%	(0.9)%
HOSPITAL	96,245	2.4%	94,800	2.8%	1.5%	(0.2)%
SUBTOTAL	3,819,808	97.1%	3,228,332	96.2%	18.3%	3.5%
RAW MATERIALS AND OTHERS	114,755	2.9%	127,052	3.8%	(9.7)%	(22.2)%

TOTAL	3,934,563	100.0%	3,355,384	100.0%	17.3%	2.5%

* Constant currency (cc) excludes the impact of exchange rate movements

•                  Bioscience consolidates its growth, exceeding Euros 3,000 million, and Diagnostic makes progress, surpassing Euros 690 million

The demand for Grifols’ plasma proteins continued its upward trend during 2015, and the company is preparing to continue supporting its organic growth. In 2015, the revenue of the Bioscience division was Euros 3,032.1 million, a solid growth of +20.6% (+4.8% cc) compared with 2014. The main driver of growth in the division has been an increase in sales volume of its main plasma-derived products. In particular:

Sales volume of immunoglobulin (IVIG) increased significantly in all the markets where Grifols operates. The company has maintained the leadership of its IVIG both globally and in the United States and Canada. There was a growing contribution to revenue from certain countries, such as Brazil, Chile, Turkey, and Argentina, as a result of the group’s international expansion. The United States immunoglobulin (IVIG) market continued to be competitive throughout the year, requiring the company to intensify its sales and marketing efforts.

Sales of alpha-1 antitrypsin made a significant contribution to the division’s growth. The increases recorded in countries such as the United States, Canada and Germany reflect the commercial efforts and the extension in the sales network in these priority markets. Other EU countries provide an opportunity for potential geographical expansion. Improved diagnosis of alpha-1 antitrypsin deficiency continues to be one of the strategic drivers of demand growth.

The year also saw gradual revenues acceleration from the second quarter onwards as a result of rising sales of the main plasma-derived proteins. In the case of albumin, following the renewal of the import licenses in China, as expected, there was strong growth in this country which continues to experience high demand for this plasma protein. Sales also benefited from increased activity levels in the United States. Sales of factor VIII maintained their upward trend, based primarily on growth in the commercial market. The growth in volume from this plasma protein in the public tenders market had a positive impact on revenues, especially during the second half of the year.

Having specialist teams and a broad, differentiated product portfolio is part of the company’s strategy of balanced growth in plasma-derived products that is designed to optimize both the profitability and manufacturing capacity of the division.

Revenues of the Diagnostic division were Euros 691.5 million in 2015. This is an increase of +11.5% (-0.9% cc) compared to the Euros 620.0 million reached in 2014. The Asia-Pacific region, which includes China and Japan, made a significant contribution to sales. In the United States trends were stable, while in Europe the principal markets continued to be the mainstay of revenues. The division has reached a high level of manufacturing efficiency.

Grifols is a global leader in transfusion medicine, with activities in a number of specialized areas:

•                  Cumulative revenues from laboratory systems that use NAT technology (Procleix® NAT Solutions) to screen blood donations for infectious viruses were positive. Grifols develops these systems in partnership with US-based Hologic Inc.. In particular, contracts in countries such as

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CONSOLIDATED DIRECTORS’ REPORT

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

China, Japan, South Africa and Saudi Arabia contributed to sales. However, the competitive NAT landscape and the lower number of blood transfusions in certain developed countries have limited growth in the division’s revenue.

•                  The new contract with Abbott in the second half of the year has had an impact on sales of antigens used to manufacture diagnostic immunoassay. This new contract, with a total value of approximately US Dollars 700 million, includes new conditions and extends the supply of antigens until 2026, ensuring higher levels of recurring income for this business line. However, in comparison with income recognized under the previous contract, sales have been penalized.

•                  The blood typing line was one of the growth drivers in the division. Sales of instruments (Wadiana® and Erytra®) and blood typing reagents (DG-Gel® cards) rose significantly as a result of the sales effort in Europe and China. 2015 was a major year for the blood typing product line in the United States, where increased sales efforts resulted in new accounts and substantial growth. Progress in countries such as South Africa, Turkey, Mexico, and Brazil confirmed geographic expansion as one of the main drivers of growth in this product line.

•                  The general picture for the clinical analysis sector during 2015 was stable. The company continues to work on expanding its clinical diagnostic portfolio and on the development of new diagnostic tests to support personalized medicine through Progenika.

The Hospital division generated Euros 96.2 million of sales, a rise of +1.5% (-0.2% cc) compared to the figure of Euros 94.8 million in 2014. The company has promoted the internationalization of the division, although 72% of its revenues continue to be generated in Spain. However, sales are growing in the United States and Portugal, and the division is also beginning to enter into the Asia-Pacific region. By area of specialization, Pharmatech, that includes Hospital Logistics and i.v. Tools, and the Intravenous Therapies lines were the main drivers of growth, followed by Medical Devices. The third-party manufacturing business is one of the pillars of the division’s future growth, with a number of agreements close to being finalized.

Finally, Grifols’ non-recurring revenues included within the Raw Materials and Others division, were Euros 114.8 million, representing 2.9% of total revenues. These include, among others, third-party engineering projects performed by Grifols Engineering, income deriving from manufacturing agreements with Kedrion, and royalties’ revenues, including those acquired with the transfusion diagnostics unit, which fell during 2015.

•                  Revenues by geographic region: 95% of revenues generated in international markets

Grifols continued to focus heavily on international activity, generating 94.6% of its revenue outside of Spain. Recurring revenues (excluding Raw Materials and Others) rose by +18.3% (+3.5% cc) year over year totaling Euros 3,819.8 million.

		% of Net		% of Net
In thousands of euros	2015	Revenues	2014	Revenues	% Var	% Var cc*

US + CANADA	2,505,791	63.7%	2,042,700	60.9%	22.7%	2.8%
EU	662,917	16.8%	662,802	19.8%	0.0%	(1.7)%
ROW	651,100	16.6%	522,830	15.5%	24.5%	12.8%
SUBTOTAL	3,819,808	97.1%	3,228,332	96.2%	18.3%	3.5%
RAW MATERIALS AND OTHERS	114,755	2.9%	127,052	3.8%	(9.7)%	(22.2)%

TOTAL	3,934,563	100.0%	3,355,384	100.0%	17.3%	2.5%

* Constant currency (cc) excludes the impact of exchange rate movements

In the United States and Canada, income rose by +22.7% (+2.8% cc) to Euros 2,505.8 million, representing 63.7% of the group’s total revenues. Grifols remains committed to safety and high-quality products that meet patient needs. As a key element of the commercial strategy, Grifols has continued to strengthen the diagnosis of diseases such as chronic inflammatory demyelinating polyneuropathy (CIDP). In line with this strategy, the company has also consolidated its marketing and promotion programs. The efforts in this geographical

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CONSOLIDATED DIRECTORS’ REPORT

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

region significantly strengthened Grifols’ pulmonary line in both countries, delivering increased sales of alpha-1 antitrypsin and higher number of patients treated.

In the European Union, sales remained stable at Euros 662.9 million compared to Euros 662.8 million in 2014, although their share of the group’s total revenue fell to 16.8%. Recurring income(4) in the European Union excluding Spain grew by +1.6% to Euros 455.4 million. Countries such as Spain, Germany, Italy, the United Kingdom and France continue to be the main European markets.

Regions other than the European Union and North America have experienced the greatest growth. Net revenues generated in the rest of the world (ROW) grew by +24.5% (+12.8% cc) to Euros 651.1 million, representing 16.6% of total revenue. This was driven by growth in China, which led the increase recorded in the Asia-Pacific region; growth in Latin America, led by countries such as Brazil, and Chile; and gradual penetration in Turkey and in the Middle East region, including Saudi Arabia and Israel.

Geographic expansion is key to Grifols’ organic growth. It focuses on two areas:

•                  Supporting the products and services of the three divisions in the principal markets in which the company operates.

•                  Expanding the presence in new geographic regions with potential for growth.

The new subsidiary in India, established at the end of 2014, began operations during 2015, reflecting the need to strengthen activity in a country that, with a population of almost 1.2 billion, has become a prime destination for foreign companies’ investment. The Grifols office is located in Mumbai and manages and supervises the group’s commercial activities which, until the opening of the office, were conducted primarily through distributors. The company has also had a direct commercial presence in Indonesia and Taiwan since early 2015.

•                  Solid results: EBITDA reaches Euros 1,162.6 million and EBIT exceeds Euros 970 million

EBITDA rose by +11.0% to Euros 1,162.6 million. The EBITDA margin was 29.5% of revenues in line with expectations.

EBIT rose by +13.1% to Euros 970.4 million, a figure that represents 24.7% of revenue.

Margins were primarily affected by the competitive situation in the intravenous immunoglobulin market in the United States; by the decrease of royalties’ revenue related to the transfusion diagnostic unit; and by the simultaneous operation of two fractionation plants at Clayton (North Carolina, United States) while all production is gradually transferred to the new plant.

The geographic mix of revenue, the impact of investments in new plasma centers on the cost of raw material, and the increase in the resources directly allocated to R&D (5.7% of total revenue) were partially offset by improved manufacturing and operating efficiencies at the group’s plants.

Throughout 2015, the company continued with the process of obtaining the FDA and EMA licenses required to perform all of the different manufacturing stages at any of its manufacturing plants and with its industrial capacity expansion plan and the achievement of greater manufacturing efficiency. Factors contributing to this included:

•                  Operations began at the new 10% IVIG purification plant in Los Angeles (California, United States), one of the most important and widely consumed plasma proteins sold by Grifols.

(4)  Excluding Raw Materials and Others.

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GRIFOLS, S.A. AND SUBSIDIARIES

CONSOLIDATED DIRECTORS’ REPORT

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

•                  FDA approval and enter into operations of the albumin purification plant located at the Clayton industrial complex (North Carolina, United States), as an alternative plant to produce this plasma protein under the Albutein® brand. The license was obtained following the adoption of the same production method used at the Los Angeles and Parets del Vallés (Barcelona, Spain) plants. This is part of a strategy of implementing the most efficient production processes at every plant. This plant enables Grifols to increase the flexibility of its processes, as it can manufacture this product at any of its three plants, and also represents a step towards unifying the company’s current albumin brands.

•                  Sale of the first batches of IVIG produced with plasma fractionated at the new Clayton plant, reflecting the company’s efforts to speed up the process of transferring plasma fractionation from the old plant to the new one.

•                  License from the Canadian health authorities to sell IVIG and alpha-1 antitrypsin produced from plasma fractioned at the new Clayton plant. This approval is a further step towards the goal of making this the reference plasma processing plant for Canadian blood banks.

Grifols maintains the strategic objective of maximizing the use of each liter of plasma, thus optimizing profitability per liter. This means a balanced growth in sales of the principal plasma proteins taking into account industrial efficiency.

The policy of rationalizing the operating costs related to central services remains in place, and the company has continued to implement technologies to achieve greater efficiencies. For example, Grifols Engineering is working to develop robotic technology to automate the process of preparing plasma batches with plasma from the United States, and is making progress towards the integration of radiofrequency identification (RFID) on plasma bottles for control through the entire supply chain.

•                  Solid results: net profit rises by +13.2% to Euros 532.1 million

Grifols’ net profit rose by +13.2% to Euros 532.1 million. This represents 13.5% of the group’s net revenue.

In 2015, the financial result rose by +4% to Euros 271.8 million compared to the figure of Euros 261.4 million in 2014, penalized primarily by changes in the US Dollar - Euro exchange rate. Additionally, the negative impact of exchange rate differences on the financial result was Euros 12.1 million. At constant currency, the company reduced its financial result by -9.1%.

Grifols’ effective tax rate was 23.0%, reflecting the contribution of profits from the different geographical regions in which the company operates

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CONSOLIDATED DIRECTORS’ REPORT

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

.Key financial measures 2015

In millions of euros except % and EPS	2015	2014	% Var
NET REVENUE (NR)	3,934.6	3,355.4	17.3%
GROSS MARGIN	49.1%	50.6%
R&D	224.2	180.8	24.0%
% NR	5.7%	5.4%
EBITDA	1,162.6	1,047.2	11.0%
% NR	29.5%	31.2%
EBIT	970.4	857.7	13.1%
% NR	24.7%	25.6%
GROUP PROFIT	532.1	470.3	13.2%
% NR	13.5%	14.0%
ADJUSTED(1) GROUP PROFIT	614.2	597.9	2.7%
% NR	15.6%	17.8%

CAPEX	266.4	251.8	5.8%
EARNINGS PER SHARE (EPS)(2)	0.78	0.69	13.0%

	2015		2014		% Var

TOTAL ASSETS	9,601.7		8,449.8		13.6%
TOTAL EQUITY	3,301.4		2,662.9		24.0%
CASH & CASH EQUIVALENTS	1,142.5		1,079.2		5.9%
LEVERAGE RATIO	(3.19/2.92cc)	(3)	(3.01/2.71cc)	(3)

(1) Excludes non-recurring costs and associated with recent acquisitions, amortization of deferred expenses associated to the refinancing and amortization of intangible assets related to acquisitions

(2) EPS calculated as of December 31, 2015 taking into consideration the 2:1 split effective 4 January 2016

(3) Constant currency (cc) excludes the impact of exchange rate movements

KEY BALANCE SHEET ITEMS

The solid results and positive cash flow performance helped strengthen the balance sheet in 2015.

Total consolidated assets as at December 2015 were Euros 9,601.7 million, a significant increase compared to Euros 8,449.8 million reported as at December 2014. The changes are primarily related to the effects of exchange rate variations; strong cash generation; capital investments (CAPEX) for an amount of Euros 266 million; the repurchase of industrial assets in the United States and Spain for a total of Euros 277 million; and the acquisition of 47.58% of the capital of Alkahest for US Dollars 37.5 million.

•                  Inventory turnover and average collection period

The optimization of working capital management has continued to provide a lever for improving the financial strength of the company. The changes in working capital primarily reflect the growth in the company’s revenues and levels of production.

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CONSOLIDATED DIRECTORS’ REPORT

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Optimizing the management of stocks enables Grifols to maintain inventory at stable levels, although the increase in activity has led to a +19.9% rise in stock levels. Inventory turnover fell to 261 days to December 2015, an improvement compared to the 266 days for 2014.

In addition, in 2015 Grifols reduced average collection period to their lowest level ever, as a result of measures applied. The average collection period was 34 days, compared to the 55 days reported in December 2014. The average payment period for suppliers was 53 days.

In relation to the Spanish companies in the group, the average payment period was 72.3 days, a clear improvement over the average period in 2014. The company is studying measures to reduce the average payment period.

•                  Strong cash flow provides a basis for funding strategic investments

In 2015, the group’s cash position was Euros 1,142.5 million, exceeding the figure of Euros 1,079.2 million reported in 2014, after payment of dividends, the repurchase of industrial assets in the United States and Spain for a value of Euros 277 million and the debt service. The group generated Euros 742.8 million of operating cash.

Increased profits, reduced collection periods and the improved financial conditions and debt repayment terms renegotiated in 2014 provide Grifols with firm foundations for maintaining and, in some cases, accelerating planned investment activities, including investments related to openings of new plasma donor centers in the United States, improving and expanding industrial assets and certain R&D projects. In 2015, the company allocated Euros 266.4 million of cash to capital expenditure (CAPEX), while net investment in R&D was Euros 236.1 million.

•                  Indebtedness and credit ratings

Grifols’ net financial debt was Euros 3,710.3 million as at December 2015, including the Euros 100 million loan agreed with the European Investment Bank (EIB) at the end of October 2015, which Grifols is using to fund investment in R&D.

During 2015, there was a gradual reduction in the group’s leverage ratio. However, the appreciation of the US Dollar against the Euro during the year affected the reported figures as most of the company’s financial debt is denominated in US Dollars. The net debt/EBITDA ratio was 3.19x in December 2015, although this falls to 2.92x when the exchange rate impact is excluded, compared to 3.01x reported in December 2014.

Leverage reduction is a priority for the company. To achieve this objective, Grifols maintains high and sustainable levels of operating activity and strong cash generation.

In its latest review, Moody’s maintained its rating of the company, although it improved the outlook from negative to stable. Standard & Poor’s maintained its credit ratings.

	Moody’s	Standard & Poor’s
Senior secured debt	Ba1	BB
Corporate rating	Ba2	BB
Senior unsecured debt	B1	B+
Outlook	Stable	Stable

•                  Equity

Grifols’ net equity rose to Euros 3,301.4 million, primarily as a result of profits earned during the period. During 2015 the company made two dividend payments totaling Euros 221.8 million.

In the second quarter of 2015, the company paid out the final dividend for 2014, and in December 2015 it paid out an interim dividend on account of the 2015 earnings. Grifols remains committed to rewarding its shareholders through dividend payments, with a target dividend payout of 40% of the group’s net consolidated profit.

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GRIFOLS, S.A. AND SUBSIDIARIES

CONSOLIDATED DIRECTORS’ REPORT

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

At December 31, 2015, Grifols had share capital of Euros 119.6 million, represented by 213,064,899 ordinary shares (Class A) with a par value of Euros 0.50 per share, and 130,712,555 non-voting shares (Class B) with a par value of Euros 0.10 per share.

The Ordinary General Meeting of Shareholders held on May 29, 2015, approved the renewal of the delegation of powers to the Board of Directors of Grifols to perform a stock split in the proportion of two new shares (whether Class A or Class B) for each old share (whether Class A or Class B). The Board of Directors held on December 3, 2015, executed the authority granted to split all the shares into which the company’s share capital is divided with the aim of bringing the price per share to levels in line with usual share prices on the Spanish stock exchanges. The stock split became effective on January 4, 2016, following the end of the financial year. The split does not entail any change in the equity of the company but it does modify the total number of shares, which has been multiplied by two, and their par value, which has been halved. Following the stock split, the share capital of Grifols is represented by 426,129,798 ordinary shares (Class A) with a par value of Euros 0.25 per share, and 261,425,110 non-voting shares (Class B) with a par value of Euros 0.05.

Ordinary Grifols shares (Class A) are listed on the Spanish Continuous Market, and a component of the main index, Ibex-35 (GRF), while its non-voting shares (Class B) are also listed on the Continuous Market (GRF.P) and in the United States on the NASDAQ (GRFS) via ADRs (American Depositary Receipts).

PERFORMANCE BY BUSINESS AREA: DIVISIONAL ANALYSIS

•                  Bioscience division: 77.1% of Grifols revenue

The Bioscience division generated 77.1% of Grifols turnover, with revenue of Euros 3,032.1 million. The United States and Canada, and ROW performed strongly, while in the European Union revenue remained stable. Rising sales volumes of the group’s principal plasma proteins were the main driver of growth. Sales of IVIG increased significantly, despite the competitive situation in the United States as did sales of alpha-1 antitrypsin, driven by improved diagnosis; sales of albumin, which rose during the second half of the year due to increased demand in China and a strong performance in the United States; and sales of coagulation factor VIII, which maintained their upward trend in Latin America and the United States, where Alphanate® confirmed its position as the preferred plasma-derived factor VIII(5) for treatment of hemophilia A.

The main initiatives to generate opportunities for growth and increase the commercial profile of the division, aligned with the company’s strategic pillars, include:

1. - Optimizing the business: Improve the diagnosis of diseases related to various plasma proteins:

•             Alpha-1 antitrypsin deficiency (AAT) in the United States and Europe. This is a rare disease that causes genetic emphysema due to low levels of the alpha-1 antitrypsin protein and may be a contributing cause for up to 3% of all COPD cases in the United States(6). Over 100,000 people in the United States are estimated to have alpha-1 deficiency and more than 90% of those are thought to be undiagnosed(6). Grifols continues to promote the diagnosis of this disease. During 2015 patient testing in the United States grew 19%.

•             Chronic inflammatory demyelinating polyneuropathy (CIDP). This is a neurological disorder characterized by progressive weakening and altered sensory function, with a prevalence of approximately 1 case per 200,000 children and from 1 to 7 cases per 100,000 adults. In the United States, it is estimated that over half of the people suffering from this disease are undiagnosed. During the year, the company established a specialist team with the aim of promoting diagnosis of this disease.

•             Immunodeficiencies in countries in Latin America: Grifols has helped to set up diagnostic centers to identify individuals with immunoglobulin deficiencies who could benefit from treatment.

(5)  According to a blind study conducted by Adivo Associates on behalf of Grifols between October 2014 and January 2015, which included 75 hematologists specialized in the treatment of hemophilia A.

(6)  Campos et al. CHEST 2005; 128(3):1179-1186

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CONSOLIDATED DIRECTORS’ REPORT

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

2. - Global expansion:

•             Consolidation of commercial presence in China and other emerging countries where the consumption of plasma proteins is growing strongly as a result of the growth of a middle class with greater access to treatment and longer life expectancy. Sales of albumin in China and of immunoglobulins in Latin American countries such as Chile and Brazil performed strongly.

•             Greater product segmentation to increase penetration in mature markets. Efforts to market and position IVIG in Germany made a significant contribution to performance, with similar initiatives planned for France and Turkey.

3. - Innovation and product differentiation:

•             The SIPPET(7) study results (Survey of Inhibitors in Plasma-Product Exposed Toddlers), has reported that treatment of severe hemophilia A with recombinant factor VIII (rFVIII) is associated with 87% higher incidence of inhibitors than plasma-derived factor VIII containing von Willebrand factor (pdFVIII/VWF). The conclusions of this study may have implications for the choice of products to treat patients with previously untreated severe hemophilia A, as the development of inhibitors continues to be the greatest challenge in the treatment of hemophilia A.

•             Commercial launch of a new more concentrated presentation of factor VIII/von Willebrand factor has begun. Alphanate® 2000 IU offers significant benefits for patients with hemophilia A who need a higher than standard dose. Following approval in the final quarter of 2014, Grifols began sales of the product in 2015.

•             Expanded range of IVIG presentations: In 2015, the new format of Gamunex® in a 40 g vial was launched in the United States and Canada. Authorization was granted in the European Union, with the new format being launched in the final quarter of the year. European approval was also granted to a new presentation of Gamunex® by nanofiltration, which will be launched in 2016.

4. - Leadership in capacity:

•            Acceleration of plans to expand collection centers: In mid-2015, the company launched a new program to open plasma donor centers in the United States to support growing demand for plasma proteins. Grifols expects to increase the total number of centers to 215 over the next five years. At the end of 2015, the company had 159 operating centers in the United States.

Industrial Plasma Service

The Industrial Plasma Service continues to process plasma from the Integrated Hospital Plasma Processing program that has operated in Spain for 25 years, in the Czech Republic and Slovakia for 17 years, and in Canada. This industrial hospital plasma fractionation service operates under a fractionation contract with the health center.

Obtaining raw material

In 2015, the volume of plasma collected was approximately 8.2 million liters, an increase of +9.7% compared to the previous year. During 2015, Grifols’ network of donor centers received around 26,000 donations per day.

In mid-2015, the company launched a new program to open plasma donor centers in the United States to support growing demand for plasma proteins. Grifols expects to increase the total number of centers to 215 over the next five years. In 2015, nine new centers were incorporated into the Grifols network, and at year end the company had 159 operating centers in the United States.

(7) SIPPET is an investigator-led, multi-center, prospective, open, international, randomized study, promoted by the Fondazione Angelo Bianchi Bonomi, and funded by the Italian Ministry of Health, with grants from Grifols, Kedrion and LFB.

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CONSOLIDATED DIRECTORS’ REPORT

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Key activity indicators - 2015:

No. of plasmapheresis operating centers	159
Average daily no. of plasma donations	26,000
No. of donations analyzed (annual capacity)	+15 million donations
Liters of plasma collected	8.2 million liters
No. of fractionation plants	3 plants
Installed fractionation capacity	12.5 million liters/year

Opening of the new global operations center in Ireland

In the last quarter of 2015, Grifols officially opened its global operations center. The new facilities, located in Dublin (Ireland), occupy a 22,000 m2 site, with total investment in the project of US Dollars 100 million.

•                  Diagnostic division: 17.6% of Grifols income

The revenue of the Diagnostic division was Euros 691.5 million, or 17.6% of Grifols’ total business. This is the division within the group present in the largest number of countries. 2015 saw a positive performance in markets such as China, Japan, Mexico and Turkey, with sales holding up in other mature markets such as the United States. Grifols is a global leader in transfusion medicine and in the provision of a broad portfolio of products designed to support safety from donations through transfusions.

Major initiatives to generate opportunities for growth and increase the commercial profile of the division, in line with the company’s strategic plan, include:

1. - Global expansion in strategic markets:

•                  The Asia-Pacific region continues to be a priority in the areas of blood typing solutions and blood donor screening using NAT technology. Contracts with the Japanese Red Cross and China to screen blood donations in both countries in accordance with existing agreements contributed to revenue. In addition, in 2015, Grifols won a tender to supply the Saudi Arabian National Guard, while in China the company launched a later-generation NAT test for simultaneous detection of HIV, Hepatitis C, and hepatitis B virus in a single assay (Procleix® Ultrio Plus). The test maintains high sensitivity for HIV and Hepatitis C, while improving China’s ability to detect Hepatitis B virus in its blood supply. Grifols also renewed its NAT contract with the South African National Blood Service (SANBS), among others.

•                  In the blood typing area, the company won new contracts to supply the Turkish Red Crescent and the South African National Blood Service (SANBS), and signed a contract with Brazil’s largest clinical laboratory to conduct immunohematology tests at its centers in São Paulo, Río de Janeiro and Cascavel. This agreement will help to promote this product line in Brazil, and underscores the group’s commitment to Latin America. In addition, in the United States, Grifols expanded commercialization of its immunohematology portfolio to meet the needs of high-, mid-, and low-volume labs. This included the fully automated Erytra® analyzer and - DG® Gel cards, some designed to meet the specific needs of the US market. Combined, these constitute the first genuine innovation in immunohematology laboratory automation in the US in five years. The company will continue to promote this area in light of its high growth potential.

•                  In the clinical analysis area, the ID CORE XT® blood genotyping system, developed and manufactured by Progenika, has obtained regulatory registration required for its commercialization in Canada, Australia, Thailand and Saudi Arabia. ID CORE XT® is an innovative blood group genotyping test that detects 29 polymorphisms and determines 37 erythrocyte antigens.

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CONSOLIDATED DIRECTORS’ REPORT

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

2. - Innovation:

•                  Continuous improvement of the transfusion medicine offering. New approvals have been obtained for the Procleix® NAT Solutions range of transfusion safety products. In particular, CE marking was granted for the NAT test that detects both parvovirus B19 and hepatitis A virus (Procleix® Parvo/HAV) in human plasma on the Procleix® Panther platform, enabling Grifols to increase the number of tests available for this platform and to expand its portfolio of products designed to meet the specific needs of the plasma industry. In addition, the automated pipetting platform (Procleix® Xpress) used to prepare samples for NAT testing and archival storage have been installed at a number of US customer sites. To meet the evolving needs to blood banks, the company has initiated development of a new NAT assay for Babesia, a parasite that can infect donated blood, and continues to monitor industry needs for additional emerging pathogen tests.

•                  In clinical analysis, Progenika Biopharma has obtained CE marking for its first genetic diagnosis test for Familial Hypercholesterolemia (FH) using next generation sequencing technology (NGS). FH is characterized by high levels of LDL cholesterol, and is estimated to affect one out of every 300 to 500 individuals.

•                  CE marking was also granted to two new references of tests in the Promonitor family that enable treatment with the biological product golimumab (approved for the treatment of various inflammatory diseases such as rheumatoid arthritis and ulcerative colitis) to be monitored in two ways: using Promonitor GLM to measure the quantity of the drug in the blood, and using Promonitor ANTI-GLM to measure the quantity of antibodies. This launch strengthens Grifols’ strategy in autoimmunity based on innovative tests using ELISA technology to help rationalize the use of biological treatments.

•                  In addition, the company continued to update and expand its line of hemostasis reagents. This included CE marking for two thrombophilia tests and official product registration for the Q® Smart hemostasis analyzer. This represents significant progress towards the company’s goal of providing a comprehensive offering of analyzers and reagents that will enable it to grow in new markets in this sector.

3. - Leadership in capacity:

•                  Grifols continues with the construction of its new plant at Emeryville (California, United States) to centralize and modernize the production of antigens used in the manufacture of immunoassay tests.

•                  Investment in the new blood bag manufacturing plant in Murcia (Spain) is now complete, and the validation process has begun. To foster internationalization, the registration has already been obtained for Arabia Saudi, Colombia, Costa Rica, El Salvador, Argentina and Paraguay, with the expectation that approval will be granted for Honduras, Nicaragua, Peru, Dominican Republic and Morocco in 2016.

4. - Strategic agreements:

•                  As part of the joint business with Ortho Clinical Diagnostic, Grifols signed a new contract with Abbott for the supply of antigens used in the manufacture of immunoassay diagnostics. This new contract, with a total value of approximately US Dollars 700 million, has created new conditions and extends the supply of antigens until 2026, ensuring higher levels of recurring income in this area.

•                  Grifols has signed an agreement with Germany’s Aesku Diagnostic for the exclusive distribution of its products in the United States. Aesku specializes in instrumentation, tests, and services for the early detection, diagnosis and prognosis of autoimmune diseases with the Helmed and Helios automated processors as its flagship products.

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GRIFOLS, S.A. AND SUBSIDIARIES

CONSOLIDATED DIRECTORS’ REPORT

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

•                  Hospital division: 2.4% of Grifols’ revenue

The revenue of the Hospital division in 2015 was Euros 96.2 million, an increase of +1.5% (-0.2% cc). Revenues were affected by the end of a third-party manufacturing contract. Revenue in Spain remained stable. There was no significant change in international markets, with around 30% of the division’s turnover currently generated outside of Spain. However, sales are growing in the United States and Portugal, and the division is also beginning to enter into the Asia-Pacific region. By area of specialization, Pharmatech, that includes Hospital Logistics and i.v. Tools, and the Intravenous Therapies lines were the main drivers of growth, followed by Medical Devices.

Major initiatives to generate opportunities for growth and increase the commercial profile of the division include:

1. - Supporting the internationalization of the products and services of the Pharmatech and Intravenous therapies lines in the United States and Latin America.

The Hospital division has established a new commercial strategy to promote Pharmatechs’ presence in Latin America through specialist distributors in this sector, while also maintaining a direct sales effort.

2.- New products and licenses: in 2015 the PhocusRx system of non-invasive cameras, used in many hospital pharmacies in the United States to validate and document the process of preparing intravenous mixtures, obtained Department of Defense (DoD) and the Information Assurance Certification and Accreditation Process (DIACAP) to certify compliance with security standards. This certification will help drive the division’s work in the sphere of technologies for the administration and preparation of intravenous mixtures.

Another important development was the FDA marketing approval in the US for the Kiro Oncology system, which automates the preparation of intravenous medication for chemotherapy, minimizing the risk for health professionals when using these products. Grifols acquired 50% of the capital of Kiro Robotics in 2014, and the strategic alliance agreement includes a commitment to using the Hospital division of Grifols to strengthen the Kiro Oncology system. The Ann & Robert H. Lurie Children’s Hospital in Chicago was the first center in the United States to adopt the system.

In addition, a new diabetic enteral diet has been launched in the Nutrition area.

3. - Promoting third-party manufacturing contracts: the dossier for an analgesic in polypropylene bag for the North American market has been submitted to the FDA, and development work continues on a pre-diluted, non-steroidal anti-inflammatory in bag presentation for Europe and the United States. The company plans to consolidate this activity area by obtaining new contracts.

3. - LIQUIDITY AND CAPITAL RESOURCES

The group’s main liquidity and capital requirements are allocated to meet operating costs, capital expenditure (CAPEX), including the maintenance and construction of manufacturing facilities, direct and indirect investment in R&D, including acquiring stakes in companies and research projects in fields distinct from the company’s main area of expertise, as well as the debt service.

Historically, the company has met its liquidity and capital requirements with its own funds generated by its operating activities and from external funding. At December 2015, Grifols’ cash position reached Euros 1,142.5 million, and it has undrawn credit lines for an approximate value of Euros 469 million.

Cash flows from operating activities

In 2015, cash flows from operating activities were Euros 742.8 million. The main impacts on working capital, which fell by Euros 22.3 million, were as follows:

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GRIFOLS, S.A. AND SUBSIDIARIES

CONSOLIDATED DIRECTORS’ REPORT

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

•                  Significant reduction of Euros 170.0 million in commercial debtors related to the reduction in the average collection period: 34 days in December 2015 compared to 55 days in 2014.

•                  Stock levels rose by Euros 120.6 million due to the higher activity levels with respect to plasma-derived proteins and Diagnostic, as confirmed by the reduction in inventory turnover to 261 days at December 31, 2015, compared to the figure of 266 at December 31, 2014. The company has continued to be successful in the management of inventory levels.

•                  Trade creditors fell by Euros 71.7 million.

Cash flows from investment activities

Net cash flows allocated to investment activities in 2015 were Euros 633.1 million, compared to the figure of Euros 1,521.1 million for 2014. Key investments include: capital expenditure (CAPEX) during the year for a total of Euros 266.4 million, focused on accelerating investments in manufacturing plants and opening new plasma collection centers (including relocation, renovation and new centers); the repurchase of industrial assets in the United States and Spain for a total of Euros 277 million; and the acquisition of 47.58% of Alkahest for a total of US Dollars 37.5 million.

Cash flows from financing activities

The variation in cash flow due to funding activities was Euros 158.0 million, primarily as a result of the payment of dividends for a value of Euros 221.8 million, including both the final dividend for 2014 and the interim dividend for 2015 distributed in December.

4. - RISK AND UNCERTAINTIES

The global recovery is still far from assured, and it is difficult to anticipate changes to public health systems and to evaluate how these could affect the company’s activities.

The group’s future results could be affected by events relating to its own activities, such as a shortage of supplies of raw materials for the manufacture of its products, the appearance of competitor products on the market, or changes to the regulatory framework of the markets in which it operates, among others. Grifols, at the date to which these consolidated annual financial statements have been drawn up, has adopted the measures it considers necessary to mitigate the potential impact of these risks.

The group’s risk management policies are established with the purpose of identifying and analyzing the risks the group could face, establishing limits and appropriate risk controls, controlling the risks and ensuring the limits are observed. Risk management procedures and policies are observed regularly to ensure that they reflect changes to market conditions and the group’s activities. The group, through its management standards and procedures, aims to develop a tightly controlled and constructive environment in which all employees understand their functions and obligations.

The group’s Audit Committee supervises management’s application of the group’s risk management policies and procedures, and reviews whether the risk management policy is commensurate with the risks faced by the group. This committee is supported by the Internal Audit department in its supervisory function. The Internal Audit department conducts both regular and ad hoc reviews of risk management controls and procedures, and the results of these are presented to the Audit Committee.

Note 5 of the attached annual consolidated financial statements contains detailed information about the risk policy and risk management.

5. - SUBSEQUENT EVENTS

Following the end of the year, Grifols stock split of all of the company’s shares in the proportion of two new shares (Class A or Class B) for each old share (Class A or Class B) became effective. This has reduced the par value of the company’s individual shares, without affecting the total nominal value of the share capital. The par value of Class A shares has gone from Euros 0.50 per share to Euros 0.25 per share, and the par

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CONSOLIDATED DIRECTORS’ REPORT

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

value of Class B shares has gone from Euros 0.10 per share to a new value of Euros 0.05 per share, with the result that the number of Class A and Class B shares in the company has doubled.

This transaction, approved by the Board of Directors of Grifols, became effective on January 4, 2016. The reference used was the closing price as at December 31, 2015.

In January 2016, Grifols invested Euros 3.75 million in AlbaJuna Therapeutics, S.L. with the aim of funding the development and production of anti-HIV therapeutic antibodies. The initial investment in the project will increase as each of the agreed development stages is completed.

6. - INVESTMENT ACTIVITIES: R&D, CAPEX, ACQUISITIONS

BROAD R&D PIPELINE

Grifols’ commitment to research and development takes the form of a solid investment policy. In 2015, net investment in R&D was Euros 236.1 million, a figure that represents 6.0% of total annual revenue and an increase of +21.2% year over year.

This strategy, designed to promote social progress by contributing to improvements in the health and well-being of people, is supplemented by the acquisition of stakes in companies in fields of medicine that are distinct from the company’s main expertise.

This commitment has been recognized both in Spain and internationally. Once again, Grifols’ R&D activity has been rated as “excellent” by the Profarma Plan in Spain, a joint program of the Department of Industry, the Department of Health, and the Department of the Economy and Competitiveness, with the objective of promoting scientific research, development and technological innovation in the pharmaceutical industry.

Similarly, for the third year running, Forbes magazine has included Grifols in its list of the 100 most innovative companies in the world while, the strategic consulting team of PriceWaterhouseCoopers has identified Grifols as one of the world’s thousand top investors in R&D in its “2015 Global Innovation 1000” report.

Innovation is one of the pillars of organic growth within the group. Grifols has implemented a global strategic plan focused on identifying, promoting and developing a portfolio of competitive R&D projects in its three divisions. Its aim is to detect new opportunities for Grifols products, including the incorporation of new references, identifying new indications for existing products, improving industrial productivity, and supporting innovation in product quality and safety.

This global strategic plan is based on a flexible, cross-disciplinary approach, designed to promote the exchange of information and knowledge between the different research areas of the group through the creation of multidisciplinary working groups.

The main research open lines include:

•                  Main projects of the Bioscience division

Alpha-1: new indications:

•                  Pulmonary emphysema associated with alpha-1 antitrypsin deficit (Prolastin®-C)

The phase IV clinical trial to evaluate the efficacy and safety of Prolastin®-C in patients with pulmonary emphysema due to alpha-1 antitrypsin deficit, which will also support registration of Prolastin-C in the EU, continues. In addition, a clinical trial notification (CTN) has been submitted in Japan to register a clinical trial to evaluate the safety and pharmacokinetics of alpha-1 in patients with a deficit of this protein.

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GRIFOLS, S.A. AND SUBSIDIARIES

CONSOLIDATED DIRECTORS’ REPORT

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

•                  Alpha-1 in liquid formulation and in diabetes mellitus Type 1

Phase II of a clinical trial to evaluate the safety and pharmacokinetics of the liquid formulation for patients with pulmonary emphysema due to alpha-1 antitrypsin deficit continues, as does another phase II clinical trial into the use of alpha-1 antitrypsin in the treatment of diabetes mellitus type 1 (juvenile diabetes).

Immunoglobulins - new indications and more presentations:

•                  Subcutaneous immunoglobulin 20%

Grifols is promoting a phase III project to obtain immunoglobulin at a higher concentration than the current 10%, both for intravenous and subcutaneous use.

•                  IVIG as a maintenance treatment for myasthenia gravis (MG)

Patient recruitment for two concept test studies (steroid reduction and improved symptoms) began in 2015. Myasthenia gravis (MG) is a chronic, autoimmune neuromuscular disease characterized by varying degrees of weakness of the body’s skeletal muscles.

Clotting factors:

•                  Alphanate for immune tolerance induction (ITI)

At the end of 2015 the clinical trial report for the performance of a phase II clinical trial to investigate the use of Alphanate® for immune tolerance induction (ITI) in hemophilia A was presented.

•                  Main projects of the Diagnostic division

•                  In the area of hemostasis instrumentation, the division has manufactured the first pre-production units of a new medium capacity analyzer, with the aim of obtaining CE marking in 2016; the project to improve the Q® coagulometer has been completed, with release scheduled for the first half of 2016; and work continues on the development of a high-capacity coagulometer. The division also plans to launch software that would be shared by all its hemostasis instruments.

•                  In the reagents area, work is ongoing on new clone formulations, with the aim being to expand and improve the existing product range, and to generate new specific card profiles for the United States market. In addition, clinical studies are under way to support registration of the Procleix Ultrio Elite and West Nile virus NAT assays on the Procleix Panther® system in the United States.

•                  Work continues on the development of a preserving solution for red blood cells, and the first commercial batches of the platelet preserving solution (PAS III M) have been manufactured. Finally, the design stage for DEHP-free blood bags (a compound used as a plasticizer) has been completed.

•                  Main Hospital division projects

•                  Key products under development include a flexible container for plasma product solutions and an anticoagulant solution for the United States market. The first prototype of the Grifill® system has also been manufactured, following redesign, and the stability phase of the new Set Grifill® has now begun.

•                  The development of new saline solutions in several formats.

•                  Key events, 2015

Intermediate results of AMBAR study

Grifols has presented the results of an intermediate analysis of its AMBAR study (“Alzheimer Management By Albumin Replacement”), which explores the combination of plasma extraction and its replacement with

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CONSOLIDATED DIRECTORS’ REPORT

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Grifols albumin (plasma exchange) the most abundant protein in blood plasma, to stabilize Alzheimer’s disease.

The intermediate results show the tolerability and safety of the treatment, thus meeting the conditions for patients to continue and for the study to go ahead. Investigators have not analyzed the efficacy as this is a double blind study in which it will not be known until the end which patients have received the study treatment and which did not.

Non-profit initiative to produce anti-Ebola immunoglobulin

Grifols, in close partnership with the World Health Organization (WHO), the United States health authorities (FDA) and the Government of Liberia, has established a non-profit initiative to support the production of anti-Ebola immunoglobulins using plasma from Ebola survivors to treat the population affected by this disease in West Africa.

As part of the initiative, Grifols has designed and constructed a completely isolated plant at its industrial complex in Clayton, authorized by the FDA as an “import for export” facility, for manufacture of the anti-Ebola immunoglobulin. The project also includes the design and construction of plasma donation modules to be installed on a site provided by the Liberian government.

Once the project is operational, the plasma collected in these modules will be the exclusive property of the government of the country, and Grifols will return the finished product free of charge. Because anti-Ebola immunoglobulin is a product with a new therapeutic indication, it can only be used on patients in the context of a clinical trial, in accordance with pharmaceutical regulations. The protocol of this trial will be agreed with the Liberian government.

Creation of the Grifols Chair for the Study of Cirrhosis

In partnership with Professor Vicente Arroyo, Chair of Medicine at the University of Barcelona, Grifols has announced the creation of the Grifols Chair for the Study of Cirrhosis. This private chair will promote international cooperation in the study and understanding of liver disease in general and of cirrhosis in particular. Its academic nature complements the clinical research work conducted since 2009 by the European Consortium for the Study of Chronic Kidney Failure, which currently brings together over 80 university hospitals in 25 countries. The consortium is backed by the European Association for the Study of the Liver (EASL). The Grifols Chair will primarily promote the transfer of research knowledge, and will work closely with the Clinical Foundation for Biomedical Research (FCRB) in Barcelona, which has helped set up the consortium.

CAPITAL EXPENDITURE (CAPEX)

In 2015, Grifols allocated Euros 266.4 million to its capital expenditure plan (CAPEX) to expand and improve the manufacturing facilities of its three divisions, both in Spain and in the United States, and to expand and improve its plasma centers.

•                  Bioscience division: increased fractionation and protein purification capacity

The Bioscience division has been the beneficiary of a major portion of the investment plan, with the aim of gradually expanding the group’s manufacturing facilities and improving the plasma collection center network in the United States.

At the corporate level, a key development was the official opening in October 2015 of the new global operations center in Dublin, representing a total investment of US Dollars 100 million. These facilities are part of the Strategic Plan 2013-2017 to optimize industrial infrastructure and distribution in response to the increasing internationalization and globalization of Grifols’ activities. They will house the division’s transnational logistics activities; labelling, packaging and final conditioning of the product; regulatory and quality activities relating to the supply of plasma and plasma derivatives; commercial policy coordination; R&D policy and supply chain global management office for the Bioscience Division. It centralizes the groups’ treasury and it acts as the Grifols access to the capital markets.

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GRIFOLS, S.A. AND SUBSIDIARIES

CONSOLIDATED DIRECTORS’ REPORT

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

In 2015, Grifols accelerated capital expenditure related to the expansion, renovation, relocation and opening of new plasma donor centers, with the aim of bringing the total number of centers in the network up to 215 in the next five years. At the end of the year, the company had 159 operating centers. Grifols’ plasmapheresis centers in the United States boast the latest technology to increase the efficiency of the donation process and to strengthen safety.

Grifols has allocated part of its investment effort to the acquisition of two warehouse facilities for the Los Angeles industrial complex. In addition, the new raw materials warehouse at Clayton is now operational. The 7,896 m2 building has storage capacity for 3 million liters of plasma, at low temperatures (-30ºC), for preparation for shipment to different manufacturing plants, and fractionation pool simulation.

In the manufacturing sphere:

•                  Expansion of the albumin purification, dosing and sterile filling plant at Los Angeles is now complete.

•                  At the Parets del Vallès industrial complex, construction work continues on the new alpha 1-antitrypsin (Prolastin®) purification, dosing and sterile filling plant.

•                 At the Clayton industrial complex, approval has been granted for the second line for dosing and filling product vials under sterile conditions using the patented Grifols Sterile Filling (GSF®) system, and replacement of the third line is under way, with the validation processes for the new facilities progressing in parallel.

•                  Construction of the new plant specializing in rare diseases at Clayton has been completed, and the validation processes have begun. These facilities are dedicated to the production of medicines from convalescent plasma (including Ebola) and will also support research activities.

•                  Diagnostic division

The Diagnostic division has continued with the construction of the new Emeryville plant to modernize the production of antigens for immunoassay. This investment is included in the capital expenditure plan 2014-2016 with an allocation of more than Euros 600 million.

Investments in new facilities to manufacture blood bags continue. Work continues on the construction of a new plant in Brazil to manufacture bags for the extraction and conservation of blood components. Once the plant comes online it will enable Grifols to strengthen its manufacturing capacity and consolidate its direct commercial presence in Latin America. Highlights of the phase IV expansion of the Murcia industrial facilities include new facilities to manufacture blood bags.

In the technical area, investment has focused on the purchase of new equipment to improve analytical capacity and reduce manual tasks.

•                  Hospital division

Capital expenditure in the Hospital division, aligned with the growth strategy for this business area, focuses on increasing capacity and productivity in the manufacture of fluid therapy solutions, to consolidate the division’s presence in other markets.

Major projects during the year included:

•                      At the Parets del Vallés plant: automation of the solvent line to increase the plant’s operating capacity and support third party manufacturing; and a new anticoagulants line to promote the bagged solutions line, both for Grifols and third-party products.

•                      At the Murcia industrial complex the phase IV of the sites’ expansion includes a fourth parenteral solutions manufacturing line to respond to the forecast increase in demand.

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GRIFOLS, S.A. AND SUBSIDIARIES

CONSOLIDATED DIRECTORS’ REPORT

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

ACQUISITIONS

•                  Acquisition of 47.58% of the capital of Alkahest

In March 2015, Grifols became the principal shareholder in Alkahest following its acquisition of a 47.58% stake for US Dollars 37.5 million. The agreement also includes payment of an additional US Dollars 12.5 million and funding for the development of plasma-derived products, to be marketed by Grifols across the globe. Alkahest will receive payment upon successfully developing the products, and will receive royalties on sales by Grifols.

Alkahest is a private equity company created in 2014 whose research has demonstrated that certain factors in the blood of young animals are able to restore cognitive capabilities in old animals.

Its stake in Alkahest is part of Grifols’ strategy of expanding and complementing its existing range of treatments with plasma-derived proteins and diagnostic solutions to treat and diagnose serious diseases, and to improve people’s quality of life. The two companies are working together to develop new therapeutic applications of plasma proteins to treat the cognitive deterioration associated with age and other diseases of the central nervous system, including Alzheimer’s.

7. - ACQUISITION AND SALE OF TREASURY STOCK

Treasury stock transactions during 2015 are described in the consolidated financial statements attached to this report.

8. - OTHER RELEVANT INFORMATION

HUMAN RESOURCES

During 2015, Grifols’ global workforce rose by +5.4% compared to the preceding year, to 14,737 employees. The increase occurred in all the regions in which the company has a presence, with particularly strong growth in Spain, where the workforce rose by +9.2% to 3,256 employees. In ROW (Rest of the World) it rose by +6.1% and in North America it rose by +4.3%. 78% of Grifols’ staff is employed outside of Spain.

Average length of service of Grifols staff is 6.1 years, and the average age is 38.1, although almost 57.5% of the workforce is below 40 years of age. The workforce is balanced by gender (46% men and 54% women), confirming once again the company’s commitment to gender equality.

The key concerns of the Human Resources area have been to safeguard jobs, and to promote professional and personal development. Continuous training is one of the tools to promote this development. It focuses on technical and scientific issues, related to quality, good manufacturing guidelines, prevention, safety and the environment, and the development of business and personal skills.

There has been a strong emphasis on safety across the company’s global operations. In Spain the certification of equipment at manufacturing centers has continued to improve, there has been progress in the management of personal protective equipment, and a number of initiatives have addressed safety training both for new and existing employees. In addition, OHSAS 18001 certification has been renewed. Internationally, progress has been made towards standardizing the health and safety system, with certification of basic safety, lost-time injuries (LTIs) and no lost-time injuries (NLTIs) in all subsidiaries. The first health and safety audit was conducted at Clayton, with good results.

In the training area, all employees now have access to a shared model of leadership and corporate competencies, and the performance evaluation model has been updated. For the first time, this has been completed by 100% of Grifols’ workforce. The company has also implemented a help tool covering its recruitment, training, development, evaluation and remuneration policies.

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GRIFOLS, S.A. AND SUBSIDIARIES

CONSOLIDATED DIRECTORS’ REPORT

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

With respect to technical training and standards, Grifols has launched a new SAP-based training management platform. In 2015, a record total of more than 500,000 hours of training were delivered, with an average of 39 hours per employee.

Staff hiring has accelerated in the commercial, industrial and support areas across the globe.

ENVIRONMENTAL MANAGEMENT

During 2015, Grifols continued to make progress toward achieving the objectives of its Environmental Program 2014–2016, which sets out the company’s environmental targets and the actions required to achieve them. These will deliver annual reductions of 4.1 million kWh in electricity consumption, 10.2 million kWh of natural gas, 180,000 m3 of water consumption, and an increase over 9,000 tons annually of waste recycling.

Initiatives include:

•                  With regard to energy efficiency:

•                  Completion of new raw materials warehouse at the Clayton industrial complex. The new warehouse has been constructed in accordance with LEED (Leadership in Energy and Environmental Design) sustainable building standards, designed to minimize the consumption of energy and water, and to promote the selection of more environmentally sustainable construction materials.

•                  Reconstruction of the roof of the warehouse and the laboratory at the Clayton plant to incorporate additional thermal insulation.

•                  Installation of new high-efficiency cooling equipment at the Murcia plant.

•                  With regard to the consumption of water resources:

•                  At the Parets del Vallés plant, a new installation has been incorporated to recover the water used in one of the steps of the albumin production process (pasteurized baths) for reuse in the refrigeration towers.

•                  At the Los Angeles industrial complex, the Water Conservation Program has been developed to reduce water consumption. This program includes 15 initiatives, including recycling, recovery and reduced consumption of water used for industrial processing, sanitation and irrigation. Seven of these initiatives had already been launched by the end of 2015.

•                  With regard to waste management and recycling:

•                  At the plants of Parets del Vallés and Clayton, plastic from all plasma bottles is now being recycled, a process that has already been in place for some time at the Los Angeles plant.

•                  At the Clayton plant, energy from “production pastes” is recycled and used to produce biogas as the result of anaerobic digestion.

•                  At the Los Angeles plant, a new recovered ethanol distillation tower began operation at the start of the year. In 2015, the validation tests had not been completed, and the distilled product was reused externally.

In June 2014, the Carbon Disclosure Project (CDP), a program that represents 722 institutional investors, evaluated Grifols’ organizational strategy and performance with respect to climate change. The results of this evaluation were published in October, with Grifols achieving a score of 97 points out of 100, and being placed in performance band B.

Finally, progress has been made towards standardizing the environmental management system used at the Clayton plant with facilities in Spain, in accordance with ISO 14001. Two internal audits have been completed, and it is expected that certification will be awarded during 2016. An Environment Committee has been established at the new Emeryville plant, and work has begun on the implementation of corporate procedures there. This process will continue throughout 2016.

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GRIFOLS, S.A. AND SUBSIDIARIES

CONSOLIDATED DIRECTORS’ REPORT

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

INFORMATION TECHNOLOGIES (IT)

The company has allocated more than Euros 10 million to IT-related projects. In particular, new IT tools have been implemented in the plasma donor center network in the United States to improve efficiency. These have delivered significant improvements to infrastructure, and more than 100 donor centers now offer Wi-Fi connection and IP telephony. A number of applications have been implemented to make the donation process quicker and easier, such as the Donor Doc application. And the Grifols Scanning Verification system has been incorporated to improve identification of the sampling process.

User experience has been improved in the commercial area with the reporting of Key Performance Indicators (KPIs) and the design of monitoring panels based on the implementation of analysis tools. New commercial support systems have also been incorporated to facilitate the presentation of commercial offers, rates, reimbursements and discounts.

With regard to production, Grifols has incorporated a new quality management system in the production processes at its facilities in Los Angeles and has implemented a new system to manage the printing and traceability of procedure records generated as part of the production process.

OTHER RELEVANT INFORMATION — COMMITMENT TO TRAINING, RESEARCH, THE ENVIRONMENT AND SOCIETY

If you want to know more about Grifols activities and achievements in training and the environment, and its commitment to research and society through its non-profit foundations, please visit the website at http://www.grifols.com/

Grifols also has a Tax Compliance and Best Practices Policy, which is part of its corporate responsibility. This policy, approved by the Board of Directors of the company, is available on the Grifols website.

9. - GRIFOLS’ STRATEGIC PILLARS

In 2013 the company presented a new five-year strategic plan. This route map was designed to make the company one of the most efficient and competitive in the industry. Although the strategic plan focuses strongly on the main business line, development of the Diagnostic and Hospital divisions complements the Bioscience line and diversifies the company’s product portfolio.

The Strategic Plan 2013-2017 is based on five pillars of growth:

Optimizing the core business

This involves optimizing the cost per liter of plasma, which means balancing the sales of all the products the company obtains from each liter of plasma to increase income and reduce the cost per product. This will deliver increased competitiveness by improving operating margins.

Global expansion

Capitalizing on opportunities for growth and expanding the customer base, which involves increasing the company’s presence in existing markets by offering new products and services, and accessing new countries and markets.

Capacity leadership

Grifols has developed great expertise in planning investment in infrastructure to ensure that the company always has sufficient capacity to respond to future demand for plasma-derived products. The company’s main objective is to ensure adequate capital expenditure to maintain its leadership in both plasma supply and manufacturing capacity.

Accelerating innovation

•                  By identifying, promoting and developing a portfolio of competitive R&D projects for the three divisions, generating future growth by developing new products and identifying new indications.

•                  Innovating in quality and safety, in order to continue to set the standard for the plasma industry.

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GRIFOLS, S.A. AND SUBSIDIARIES

CONSOLIDATED DIRECTORS’ REPORT

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

•                  Developing a presence in other fields of medicine with long-term R&D projects, through participation in biotechnology companies.

Diversifying the business

Driving all three divisions and continuing to pursue synergies by developing integrated product and service models for the treatment of illnesses, in a way that is distinct from competitor offerings.

Moreover, in order to succeed in today’s rapidly changing global economy, it is not enough for companies simply to be competitive. They also require an additional key advantage: the skills of their workforce. This is why Grifols is committed to developing the talents of its staff, through continuous professional development, fulfilling the company’s global training requirements, and enhancing all knowledge areas. Within five years Grifols aims to be one of the most efficient and competitive companies in the industry, and to be a leader in plasma collection, manufacturing capacity, quality and safety, with a diversified, balanced business model, an increased geographic presence and a broader product portfolio.

10.- ANNUAL CORPORATE GOVERNANCE REPORT

Grifols’ Annual Corporate Governance Report for 2015 is part of this directors’ report and is available at the website of the Comisión Nacional del Mercado de Valores (Spanish Stock Exchange regulatory body) and the website of Grifols following the date of publication of the annual consolidated financial statements.

Section E of the aforementioned report includes an analysis of Risk Controls and Management Systems of the company and section F includes details of the Internal Control and Risk Management Systems in Relation to the financial information issuing process (“SCIIF”).

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GRIFOLS, S.A. AND SUBSIDIARIES

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

At their meeting held on 26 February 2016, pursuant to legal requirements, the Directors of Grifols, S.A. authorised for issue the consolidated annual accounts and consolidated directors’ report for the period from 1 January 2015 to 31 December 2015. The consolidated annual accounts comprise the documents that precede this certification.

Victor Grifols Roura (signed) Chairman	Ramón Riera Roca (signed) Board member	Carina Szpilka Lázaro (signed) Board member

Tomás Dagà Gelabert (signed)	Thomas Glanzmann (signed)	Iñigo Sánchez-Asiaín Mardone (signed)
Board member	Board member	Board member

Anna Veiga Lluch (signed)	Luis Isasi Fernández de Bobadilla (signed)	Steven F. Mayer (*)
Board member	Board member	Board member

Belen Villalonga Morenés (signed)	Marla E. Salmon (signed)	Raimon Grifols Roura (signed)
Board member	Board member	Board member

Nuria Martín Barnés (signed)
Secretary to the Board

(*) Absent on a business trip, attended the meeting by conference call and did not express any disconformity with the documentation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  February 29, 2016